As filed with the Securities and Exchange Commission on November 17, 2003

Registration No. 333-110119

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EDUCATION LENDING GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6141 (Primary Standard Industrial Classification Code Number)	33-0851387 (I.R.S. Employer Identification Number)

12760 High Bluff Drive, Suite 210 San Diego, California 92130 (858) 617-6080 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)	Douglas L. Feist, Esq. 12760 High Bluff Drive, Suite 210 San Diego, California 92130 (858) 617-6080 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

April V. Boise, Esq. Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114-1291 (216) 566-5785	Charles K. Ruck, Esq. R. Scott Shean, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Education Lending Group hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Education Lending Group shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2003

2,600,000 Shares

Common Stock

Education Lending Group is offering 2,500,000 shares of its common stock and the stockholders are selling an additional 100,000 shares. Education Lending Group’s common stock is traded on the Nasdaq National Market under the symbol “EDLG.” On November 6, 2003, the last reported sale price of our common stock was $9.66 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Education Lending Group, Inc. (before expenses)	$	$
Proceeds to the selling stockholders	$	$

The underwriters expect to deliver the shares of common stock on or about             , 2003.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Education Lending Group and the selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 390,000 additional shares of common stock to cover over-allotments.

Jefferies & Company, Inc.	Brean Murray & Co., Inc.

The date of this Prospectus is                         , 2003

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

SUMMARY

The items in the summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus or incorporated by reference, including the financial information and statements and related notes included in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, “Education Lending Group,” “we,” “us” and “our” refer to Education Lending Group, Inc., a Delaware corporation, and its subsidiaries, and not to the underwriters.

Our Business

Education Lending Group is a specialty finance company principally engaged in providing student loan products, services and solutions to students, parents, schools and alumni associations. Our business is focused on originating and purchasing guaranteed student loans made under the Federal Family Education Loan Program, known as FFELP, which includes consolidation loans, Stafford loans and parent loans for undergraduate students (PLUS). We also offer and purchase alternative supplemental education loans that may be guaranteed by a third party guarantor. As of September 30, 2003, all of our alternative supplemental loans were guaranteed by a third party guarantor.

To date, the vast majority of loans we have originated have been consolidation loans. We generally hold these loans on our balance sheet. We currently sell in the secondary market the majority of Stafford and PLUS loans we originate. During the nine months ended September 30, 2003, we originated or purchased more than $1.9 billion in student loans, of which approximately $1.5 billion were held on our balance sheet. As of September 30, 2003, we held an aggregate of $2.7 billion of student loans on our balance sheet. All of our student loans currently are serviced by third party servicers. We have recently created a wholly-owned subsidiary, which we intend to use to service some of our loans.

We generate revenue primarily by earning interest income on the loans we hold on our balance sheet. This financial model allows us to benefit from the predictable future revenue stream of our portfolio, unlike specialty finance companies whose revenues are primarily derived from one-time gains upon the sale of assets. When we sell loans, we book a gain on the sale of the loans on our income statement. In accordance with GAAP, we expense marketing partner fees as incurred. These fees have historically represented more than 50% of our operating expenses. Accordingly, as a make and hold lender, we have and will continue to record net losses until our portfolio attains scale to generate net interest income sufficient to absorb our expenses, including these marketing partner fees.

The low interest rate environment in the last two years has encouraged many borrowers to consolidate their variable rate student loans into one loan with a low fixed interest rate. Since we began our student loan operations in September 2001, we have addressed this demand by offering a consolidation loan product through our multiple marketing channels. Our success in originating consolidation loans has allowed us to fund the further development of these channels for offering other student loans such as Stafford and PLUS loans. Our management team has developed important relationships in the student loan industry and has extensive experience marketing loans directly to potential borrowers and in the marketing and financing of all types of student loans.

We market our products and services through four channels:

•	Strategic alliances and other marketing relationships;

•	School preferred lender-lists;

•	Direct marketing to consumers; and

•	Secondary market acquisitions.

Our Industry

The high cost of post-secondary education has resulted in students and parents carrying increasingly high levels of indebtedness and burdensome monthly payments upon graduation. The Higher Education Act of 1965 created FFELP which provides a convenient, low-cost source of capital for families to finance college.

FFELP, the single largest source of college financial assistance in the United States, is a public-private partnership where lenders make guaranteed student loans to students and parents in coordination with school financial aid offices. During the 2001-2002 academic year $30.4 billion of new FFELP loans, excluding consolidation loans were made to eligible borrowers according to the College Board’s 2003 report on Trends in Student Aid. FFELP loans offer below-market interest rates and favorable repayment terms to students who attend eligible institutions on at least a half-time basis, without regard to the student’s credit worthiness. Loans made under FFELP include:

•	Consolidation Loans, which have terms of up to 30 years and allow student and parent borrowers to simplify repayment by combining different types of federal loans from different lenders with various repayment schedules into one loan. The primary benefits of consolidation in today’s market are locking in a low fixed interest rate and simplifying repayment by creating a single loan with one holder and one monthly payment. According to the DOE, during the 2002 federal fiscal year, $22.9 billion was committed to fund federal consolidation loans.

•	Subsidized Stafford Loans, which have terms of up to 10 years after the borrower leaves school and are awarded to students on the basis of financial need. The loans are referred to as “subsidized” because the federal government pays the interest that accrues while students are enrolled, for a six-month grace period after they leave school and during certain authorized deferment periods.

•	Unsubsidized Stafford Loans, which have terms of up to 10 years after the borrower leaves school and are available to all students regardless of financial need. They offer the same low interest rate and six-month grace period as Stafford subsidized loans, but interest on these loans accrues while students are in school, grace or deferment. Students may opt to make interest payments during those periods, or they may choose to have the interest capitalized so that they pay it when the loan is in repayment status.

•	PLUS Loans, which have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program.

Payment of principal and interest on all FFELP student loans originated after October 1, 1993 are 98% guaranteed by guaranty agencies against default by the borrower as to principal and interest. Guaranty agencies are, in turn, reinsured for up to 95% of their guarantee payments by the federal government. We are required to pay the DOE a one-time 50 basis point origination fee on consolidation, Stafford and PLUS loans and an annual 105 basis point rebate fee on all consolidation loans. The DOE projects that new FFELP volume will grow to $34.0 billion in its 2004 budget year.

Reauthorization and Proposed Regulatory Changes

The Higher Education Act, and as a result FFELP, is subject to comprehensive reauthorization every five years. The Higher Education Act is scheduled to expire on September 30, 2004, and reauthorization is currently under consideration by the United States Congress. In advance of that reauthorization, Congress has passed legislation to tie the yield on FFELP loans to commercial paper rates. This change is expected to enhance the current market stability in the student lending arena. Changes in the Higher Education Act made in the two most recent reauthorizations have included reductions in student loan yields paid to lenders, increased fees paid by lenders and a decreased level of federal guarantee.

Industry Growth

Demand for student loans is highly correlated to growth in the cost of and demand for college education, which is expected to continue to increase over the next 10 years. Projections from the National Center for Education Statistics indicate that school enrollment will continue to reach record levels over the next nine years. From 2002 to 2012, total college enrollment is projected to increase by a total of 13% to 17.7 million students in 2012. Total college enrollment in 2000 reached a new record of approximately 15.3 million students. Tuition increases have far outpaced growth in personal and family income over the past two decades, and the need for federal and private student aid has increased dramatically. Average tuition at both public and private institutions more than doubled from 1981 to 2002, while the median family income has been relatively stagnant, increasing approximately 25% during the same period.

In 1992, Congress last raised federal loan limits. In the 1991-1992 school year, FFELP loans, excluding consolidation loans, were $14.0 billion. Total FFELP loans, excluding consolidation loans, grew to $30.4 billion in the 2001-2002 school year. In connection with the proposed reauthorization of the Higher Education Act, Congress is considering raising federal loan limits again, which may result in increased demand for federal student loans.

Our Strengths

Our management team has created a company that offers a full array of guaranteed student loan products. Our portfolio of student loans continues to grow and we expect it to provide predictable future cash flow. We believe the following factors will continue to be instrumental in maintaining our growth and securing our position in the student loan industry:

•	Predictable cash flow from a high quality loan portfolio;

•	Multi-channel loan origination;

•	Strong marketing alliances;

•	Access to cost-efficient, flexible financing; and

•	Experienced management team.

Our Strategy

Our objective is to strengthen our position as a leader in delivering student loan products, services and solutions directly to consumers in the medium of their choice. We believe that we can accomplish our objective by pursuing the following key strategies:

•	Vertically integrate our student loan business;

•	Increase market share by diversifying product and service offerings;

•	Further leverage our direct marketing to consumers channel to increase our presence in the graduate school lending and PLUS programs;

•	Establish additional strategic alliances; and

•	Selectively make acquisitions.

Corporate Information

Education Lending Group’s executive offices are located at 12760 High Bluff Drive, Suite 210, San Diego, California 92130, and our telephone number is (858) 617-6080. Our website is located at www.EducationLendingGroup.com. Information contained in our website is not part of this prospectus.

The Offering

Shares being offered by Education Lending Group	2,500,000 Shares
Shares being offered by selling stockholders	100,000 Shares
Shares to be outstanding after the offering(1)	15,475,055 Shares
Use of proceeds	To originate and acquire student loans, to fund the development of our loan servicing subsidiary and for general corporate purposes, including potential acquisitions, capital expenditures and working capital. See “Use of Proceeds.”
Nasdaq National Market Symbol	EDLG

(1)	The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on September 30, 2003, and excludes 2,574,719 shares of common stock issuable upon exercise of stock options outstanding under our Stock Option Plan, of which 1,168,763 were exercisable on such date, and warrants and third party stock options issued outside the Stock Option Plan to purchase 753,750 shares of common stock, of which 592,657 were exercisable on such date.

Summary Consolidated Financial Data

The following table summarizes selected financial data that, except for the “Other Financial Data,” was derived from our audited consolidated financial statements for the period from March 1, 1999 to December 31, 1999 and as of and for each of the three years ended December 31, 2000, 2001 and 2002. The consolidated financial statements for the period from March 1, 1999 to December 31, 1999 and as of and for the year ended December 31, 2000 are not included in this prospectus. The information, except for the “Other Financial Data,” as of and for the nine months ended September 30, 2002 and 2003 is derived from our unaudited consolidated financial statements and includes all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the results for the nine months ended September 30, 2002 and 2003. These interim figures are not necessarily indicative of the results for a full year. Historical operating results are not necessarily indicative of the results that may be expected for any future period. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes and our other financial information included in this prospectus.

	Period from March 1, 1999 (inception) to December 31, 1999	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
		2000	2001(1)	2002	2002	2003
Consolidated Statement of Operations Data:
Net interest income (expense) after provision for loan losses	$—	$—	$(184,958)	$4,177,352	$2,137,074	$23,612,034
Other income	12,407	66,210	72,082	1,874,038	1,065,027	11,227,186
Operating expenses	388,997	1,079,791	4,012,392	34,386,764	22,311,801	40,502,114
Net (loss) applicable to common stock	(376,590)	(1,014,381)	(4,126,868)	(28,340,640)	(19,114,966)	(5,703,350)
Basic and diluted (loss) per common share	$(0.16)	$(0.24)	$(0.78)	$(2.77)	$(1.92)	$(.49)

Weighted average number of common shares outstanding	2,319,142	4,301,083	5,297,240	10,216,331	9,962,192	11,604,215

Consolidated Balance Sheet Data:
At end of period:
Student loans, net	$—	$—	$44,446,940	$1,349,053,752	$869,011,750	$2,741,952,888
Total assets	69,525	352,495	51,424,305	1,480,831,270	1,243,994,468	2,910,036,416
Warehouse loan facility	—	—	50,000,000	470,038,915	210,318,088	977,140,863
Series 2002/2003 notes	—	—	—	1,023,000,000	1,023,000,000	1,943,391,639
Total liabilities	366,571	92,761	50,721,217	1,506,461,838	1,261,274,010	2,938,252,436
Stockholders’ equity (deficit)	(297,046)	259,734	703,088	(25,630,568)	(17,279,542)	(28,216,020)

Other Financial Data:
Total student loan originations and purchases	$—	$—	$44,991,401	$1,413,779,086	$864,606,105	$1,904,856,144
Net interest margin(2)	—	—	(4.54)%	0.80%	0.87%	1.55%

(1)	Our student loan operations began in September 2001.
(2)	Net interest margin represents net interest income, on an annualized basis, as a percentage of average interest-earning assets.

RISK FACTORS

Investing in our shares of common stock involves a high degree of risk. You should consider carefully the following factors in addition to the other information and financial data included in this prospectus before determining whether to purchase our common stock. The risks described below are not the only ones we are facing. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Industry

Changes in government regulation of student loans could negatively impact our business and results of operations.

The Higher Education Act of 1965 is subject to comprehensive reauthorization every five years, and reauthorization is currently under consideration by the United States Congress. Changes made in the two most recent reauthorizations have included reductions in student loan yields paid to lenders, increased fees paid by lenders and a decreased level of guarantee. Future changes could negatively impact our business. Moreover, we cannot assure you that the Higher Education Act, which is scheduled to expire on September 30, 2004, will be reauthorized. Congress may elect not to reauthorize the Department of Education’s, or DOE’s, ability to provide interest subsidies, special allowance payments and federal reinsurance for student loans. Such a failure to reauthorize would substantially reduce the number of guaranteed student loans available for us to originate and/or acquire in the future and would materially adversely affect our business. In addition, funds for payment of interest subsidies and other payments under The Federal Family Education Loan Program, or FFELP, are subject to annual budgetary appropriation by Congress. In recent years, federal budget legislation has contained provisions that have restricted payments made under FFELP to achieve reductions in federal spending. Future legislation may adversely affect expenditures by the DOE and the financial condition of guaranty agencies.

Changes in legislation governing consolidation loans could negatively impact our business and results of operations.

As of September 30, 2003, 96% of our student loan portfolio was comprised of consolidation loans. Legislation has been proposed that would permit borrowers of FFELP consolidation loans to refinance these loans. This would create the risk that the consolidation loans in our portfolio would be prepaid through reconsolidation loans by other lenders. Legislation has also been proposed that would abolish the so-called “single holder rule,” which currently restricts the ability of other lenders to consolidate student loans away from a lender that owns all of a particular borrower’s loans. This would put our non-consolidation loan portfolio at risk of being prepaid through consolidation loans made by other lenders. In addition, legislation has been proposed to make the interest rate on new consolidation loans a variable rate, and/or to extend the term of Stafford loans. Such legislation would create a risk of a reduction in demand for our consolidation loans. Any of these legislative changes could have a material adverse impact upon our business.

We must satisfy certain requirements necessary to maintain the guarantees and our right to subsidy payments on our FFELP loans, and we may incur penalties or lose our guarantees or subsidies if we fail to meet these requirements.

Our principal business is comprised of originating, acquiring and holding guaranteed student loans under FFELP. In the future, we intend to service some of our loans. The guarantee on our FFELP loans is conditioned on compliance with, among other things, origination and collection standards set by the DOE and guaranty agencies. FFELP loans that are not administered in accordance with DOE regulations or guaranty agency requirements risk loss of their guarantee and subsidies, in full or in part. The most common reason for loss of guarantee or subsidies on a loan is violations of federal regulations requiring certain collection steps, such as sending collection letters and making phone calls for loans that become delinquent. Regulations also authorize the DOE and guaranty agencies to limit, suspend or terminate lenders’ participation in FFELP and the DOE is also authorized to impose civil penalties if lenders violate program regulations. If we lose the guarantee or subsidies on a substantial number of our FFELP loans, it would have a material adverse effect upon our business.

Our alternative supplemental loan portfolio is also subject to federal and state consumer protection laws and regulations, including state usury laws and related regulations and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Failure to comply with these laws and regulations could result in our liability to borrowers, the imposition of civil penalties and potential class action suits.

Our failure to comply with any of the above regulatory regimes due to, among other things, compliance errors, breaches of our internal control system, technological defects or fraud by our employees or other persons could subject us to potential legal actions.

The Higher Education Relief Opportunity for Students Act of 2003 allows waivers of or modifications to the requirements of the Higher Education Act that could negatively impact our business and results of operations.

The Higher Education Relief Opportunities for Students Act of 2003, commonly referred to as the HEROES Act of 2003, was signed into law on August 18, 2003. The HEROES Act of 2003 authorizes the Secretary of Education, during the period ending September 30, 2005, to waive or modify any statutory or regulatory provisions applicable to student financial aid programs under Title IV of the Higher Education Act as the Secretary deems necessary to ensure that student loan borrowers who are serving on active military duty during a war or other military operation or national emergency, are serving on National Guard duty during a war or other military operation or national emergency, reside or are employed in an area that is declared by any federal, state or local official to be a disaster area in connection with a national emergency or suffered direct economic hardship as a direct result of war or other military operation or national emergency, as determined by the Secretary, are not placed in a worse financial position as a result of the financial aid. Additionally, the Secretary is directed to ensure that administrative requirements in relation to student financial aid assistance are minimized, to ensure that calculations used to determine need for such assistance accurately reflect the financial condition of such individuals, to provide for amended calculations of overpayment and to ensure that institutions of higher education, eligible lenders, guaranty agencies and other entities participating in student financial aid programs that are located in, or whose operations are directly affected by, areas that are declared to be disaster areas by any federal, state or local official in connection with a national emergency may be temporary relieved from requirements that are rendered infeasible or unreasonable.

The number and aggregate principal balance of student loans that may be affected by the application of the HEROES Act of 2003 is not known at this time. Accordingly, payments received by Education Lending Group on student loans made to a borrower who qualifies for such relief may be subject to limitations. If a substantial number of borrowers under our student loans become eligible for the relief provided under the HEROES Act of 2003, there could be an adverse effect on our business and results of operations.

Failure to comply with restrictions on inducements under the Higher Education Act could harm our business.

The Higher Education Act generally prohibits a lender from providing inducements to educational institutions or individuals in order to secure applicants for FFELP loans. We have entered into various agreements to acquire marketing lists of prospective FFELP loan borrowers from sources such as college alumni associations. We pay to acquire these lists and for the completed applications for loans resulting from these lists. In addition, some of these agreements provide for the alumni association or other marketing partner to market our products to their members or customers in exchange for a fee. If the DOE were to make a determination that such arrangements violate the inducements prohibition, this could damage our reputation and potentially could result in the DOE imposing sanctions on us. These sanctions could negatively impact our business.

The volume of available student loans may decrease in the future which would adversely affect our income.

Our student loan originations generally are limited to students attending eligible educational institutions in the United States. The number of these borrowers may decrease due to declining enrollment, availability of alternative financing, scholarships or other reasons. In addition, origination volume is greater at some schools than others, and our ability to remain an active lender at a particular school with concentrated volumes is subject to a variety of risks, including the fact that each school that lists us on its preferred lender-list can, at any time, remove us from its list or add other lenders to expand the number of other lenders on its preferred lender-list. There is also a risk that a school may enter the Federal Direct Loan Program or that a school may begin making student loans itself. In addition, we acquire a small portion of the student loans that we purchase through forward purchase commitments with other student loan lenders. Each of these commitments has a finite term. We cannot assure you that these lenders will renew or extend their existing forward purchase commitments on terms that are favorable to us, if at all, following their expiration.

Competition from the DOE as a result of the Federal Direct Loan Program and from other lenders may adversely impact our business.

In 1992, Congress created the William D. Ford Federal Direct Loan Program, or FDLP. Under FDLP, the DOE makes loans directly to student borrowers attending schools that choose to participate in that program. The volume of student loans made under FFELP and available for us to originate or acquire may be reduced to the extent loans are made to students under FDLP. In addition, if FDLP expands, we may be included on fewer preferred lender-lists, which could result in a decreased volume of originations or cause us to experience reduced economies of scale. This could adversely affect our earnings. Reductions in our loan volume could further reduce amounts of funds, such as fees and loan collections, received by the guaranty agencies that they have available to pay claims on defaulted student loans, which could negatively effect such agencies’ ability to honor their guarantee obligations. However, the DOE is obligated to honor the guarantee obligation of a guaranty agency if the DOE determines that the agency is unable to fulfill its guarantee obligations to its lenders.

In the FFELP market, we face significant competition from SLM Corporation, the parent company of Sallie Mae. SLM Corporation’s subsidiaries collectively service nearly half of all outstanding FFELP loans and constitute the largest holder of student loans, with a managed portfolio of approximately $85 billion. We also face intense competition from other existing lenders such as Student Loan Corporation, Collegiate Funding Services, LLC and Nelnet, Inc. As we seek to further expand our business, we will face numerous other competitors, many of which will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. In addition, several of our competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share. Furthermore, many of the institutions with which we compete have significantly more equity relative to their asset bases than we do. Finally, many of our competitors are regulated financial institutions whose deposits are federally insured. Consequently, such competitors may have more flexibility to address the risks inherent in the student loan business.

Higher rates of prepayments of student loans could reduce our profits.

Pursuant to the Higher Education Act, borrowers may prepay loans made under FFELP at any time. Prepayments may result from consolidating student loans, which tends to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guarantee payment and from voluntary full or partial prepayments, among other things. The rate of prepayments of student loans may be influenced by a variety of economic, social and other factors affecting borrowers, including interest rates and the availability of alternative financing. Our profits could be adversely affected by higher prepayments, which would reduce the amount of interest we receive and expose us to reinvestment risk.

In addition, increased prepayments of student loans we originate or purchase may result in accelerated amortization of the acquisition costs. Such accelerated amortization may result in negative returns for those loans should they be prepaid before we have recovered our initial premium and marketing fees which would adversely affect our results of operations.

Future losses due to defaults on loans we hold present credit risk that could adversely affect our earnings.

More than 99% of our student loan portfolio as of September 30, 2003 was comprised of FFELP loans. These loans benefit from a guarantee of 98% of their principal balance and accrued interest. We bear full risk of losses experienced with respect to the unguaranteed portion of the student loans. Currently, all losses on the alternative supplemental loans held in our portfolio are 100% privately insured. In the future, we intend to increase our alternative supplemental loan portfolio and we may decide to offer alternative supplemental loans that are not privately insured by a third party private guarantor. We may choose to self-insure for such loans in which case any losses suffered on such loans would have to be borne completely by us. The loan loss pattern on our alternative supplemental loan portfolio is not as developed or as predictable as that on our FFELP loan portfolio.

The performance of student loans in our portfolio is affected by the economy and a prolonged economic downturn may have an adverse effect on the credit performance of these loans. While we have provided allowances estimated to cover losses that we may experience in our student loans that are guaranteed under FFELP and our alternative supplemental loan portfolio, we cannot assure you that our allowances will be sufficient to cover actual losses in the future.

We could experience cash flow problems if a guaranty agency defaults on its guarantee obligation.

A deterioration in the financial status of a guaranty agency and its ability to honor guarantee claims on defaulted student loans could result in a failure of that guaranty agency to make its guarantee payments in a timely manner, if at all. The financial condition of a guaranty agency can be adversely affected if it submits a large number of reimbursement claims to the DOE, which results in a reduction of the amount of reimbursement that the DOE is obligated to pay the guaranty agency. The DOE may also require a guaranty agency to return its reserve funds to the DOE upon a finding that the reserves are unnecessary for the guaranty agency to pay its FFELP expenses or to serve the best interests of FFELP.

If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, the loan holder may submit claims directly to the DOE and the DOE is required to pay the full guarantee claim. However, the DOE’s obligation to pay guarantee claims directly in this fashion is contingent upon the DOE making the determination that a guaranty agency is unable to meet its guarantee obligations. The DOE may not ever make this determination with respect to a guaranty agency and, even if the DOE does make this determination, payment of the guarantee claims may not be made in a timely manner, which could result in our experiencing cash shortfalls.

Market risks to which we are subject may have an adverse impact upon our business and operations.

Our primary market risk exposure arises from fluctuations in our borrowing and lending rates, the spread between which could be impacted by shifts in market interest rates. The borrower rates on our FFELP loans are generally reset by the DOE each July 1st based on a formula determined by the date of the origination of the loan, with the exception of rates on consolidation loans which are fixed to term. The interest rate we actually receive on our FFELP loans is the greater of the borrower rate and a rate determined by a formula based on a spread to either the 91-day Treasury Bill index or the 90-day commercial paper index, depending on when the loans were originated and the current repayment status of the loans.

We issue asset-backed securities, both fixed-rate and variable-rate, to fund our student loan assets. The variable-rate debt is generally indexed to 90-day LIBOR or set by auction. The income generated by our student loan assets is generally driven by different short-term indices than our liabilities, which creates interest rate risk for us. We have historically borne this risk internally through the net spread on our portfolio while continuing to monitor our interest rate risk.

Risks Related to the Company

Decreased demand for consolidation loans could have an adverse impact on our business.

The low interest rate environment in the last two years has encouraged many borrowers to consolidate their student loans into one loan with a lower interest rate. At present, the vast majority of our student loan portfolio is comprised of consolidation loans. Demand for consolidation loans could decrease in future years due to higher interest rates, a diminished pool of potential borrowers eligible to consolidate their loans or regulatory changes, such as an extension of the term of Stafford loans. A significant decrease in demand for consolidation loans would have a material adverse effect upon our business.

We have a limited operating history and we have experienced multiple years of unprofitable operations, including a net loss of $28.3 million in 2002.

We have a limited operating history. Our revenues since our inception in March 1999 have been limited. We did not begin generating revenues from operations relating to the origination and purchase of student loans until September 2001. We had a net loss of $28.3 million in 2002 and a net loss of $4.1 million in 2001. We had a net loss of $5.7 million for the nine months ended September 30, 2003. We will continue to devote substantial resources to developing our business to become a full service provider of financial aid products to students, parents, alumni associations and schools. As a result, we anticipate that we may continue to incur significant losses in the near future, including at least through the end of fiscal year 2003.

Our inability to maintain relationships with significant schools or marketing partners could have an adverse impact on our business.

Our inability to maintain strong relationships with significant schools or marketing partners could result in loss of loan origination volume with borrowers attending certain schools and loan origination volume generated by our marketing partners. Approximately 50% of the student loans that we originated from preferred lender-lists are generated from seven schools. The termination of our relationship with one or more of these schools could have a material adverse impact on our business and results of operations. Our top two marketing partners together contribute over 50% of our loan originations. Our agreements with these entities provide for set terms but allow early termination in certain circumstances such as material breach by either party, regulatory changes or bankruptcy. The termination of our relationship with either or both of them could result in a material adverse effect on our business.

Our business could be adversely affected if our third party servicers fail to adequately or timely provide services or if our relationship with any of the servicers terminates.

Currently, third parties service all of the loans we originate or purchase. Because they are external service providers, there are risks associated with inadequate or untimely service. Servicing of student loan assets is critical for FFELP lenders because the guarantee against default is conditioned on the loan being administered according to the DOE and guaranty agency requirements. If our FFELP loans are not administered by our third party servicers in accordance with DOE regulations or guaranty agency requirements, we may lose our guarantee or subsidies, in full or in part. Furthermore, if our relationship with any of our third party servicers terminates, we may need to develop a relationship with another loan servicer, or establish the capability of servicing our own loans, either of which could be time consuming and costly. The loss of a servicer could materially affect our business.

The loss of key personnel or inability to attract new personnel could adversely affect our future success.

The success of our business is dependent upon the continued services of Robert deRose, Chairman of the Board and Chief Executive Officer; Michael H. Shaut, Director, President and Chief Operating Officer; James G. Clark, Executive Vice President and Chief Financial Officer; Douglas L. Feist, Executive Vice President, Secretary and General Counsel; and Fabrizio Balestri, President and Chief Executive Officer of Student Loan Xpress, Inc., a subsidiary of Education Lending Group. The loss of any of these key persons due to death, disability or termination of employment could adversely affect our business, financial conditions or results of operations.

Our success and ability to grow is also dependent in part on our ability to attract, hire and retain talented employees. The inability to attract qualified employees could negatively impact our business, financial condition and operating results.

Failures in our information technology system could disrupt our business.

Our operating processes are highly dependent upon our information technology system infrastructure, and we face the risk of business disruption if failures in our information systems occur. Such a disruption could have an impact upon our business and operations. Although we regularly back up our data and have taken other precautions to protect our information systems, a major physical disaster or other calamity that causes significant damage to our offices or our systems would adversely affect our business.

Our acquisition and strategic alliance strategies include numerous risks, including identifying acquisition candidates, execution risks, significant acquisition costs, the management of a larger enterprise and the diversion of management’s attention that could cause our overall business operations to suffer.

We may seek to acquire companies or enter into strategic alliances that complement our business. Our inability to complete acquisitions, successfully integrate acquired companies or enter into strategic alliances may render us less competitive. We may evaluate acquisitions at any time. We cannot assure you that we will be able to identify acquisition candidates or strategic alliances on commercially reasonable terms or at all. If we make acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Additionally, we cannot be sure that we will be able to obtain financing for acquisitions. Acquisition financing could be more expensive than our current debt. In addition, our ability to control the planning and operations of our strategic alliances may be subject to numerous restrictions imposed by our agreements. Our strategic alliance partners may also have interests that diverge from ours.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the ongoing development or expansion of our existing business. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management’s attention from ongoing business concerns. To the extent that we have miscalculated our ability to integrate and operate the business to be acquired, we may have difficulty in achieving our operating and strategic objectives. The diversion of management attention may affect our results of operations. Future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and accelerated amortization expenses related to acquisition premiums paid, which could have a materially adverse effect on our financial condition, operating results and cash flow.

Our derivative instruments may not be successful in managing our interest rate risks.

We utilize derivative instruments to manage our interest rate sensitivity. The derivative instruments we use are typically in the form of interest rate swaps. Interest rate swaps effectively change variable-rate debt obligations either to fixed-rate debt obligations or to variable-rate debt obligations based on a different index.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, a counterparty to a derivative instrument could default on its obligation thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees, brokerage costs and the cost to the counterparty of obtaining a comparable instrument, if a derivative instrument is terminated by us. Finally, our interest rate risk management activities could expose us to substantial losses if interest rates do not move in accordance with our expectations. As a result, we cannot assure you that our economic hedging activities will effectively manage our interest rate sensitivity or have the desired beneficial impact on our results of operations or financial condition.

Failure of counterparties to perform under credit enhancement agreements could harm our business.

In connection with our securitizations and issuances of debt, we periodically utilize credit enhancements or other support agreements such as interest rate swap agreements. We cannot assure performance of the counterparties to these agreements, and failure of such counterparties to perform their obligations under these agreements could impair the viability of our underlying debt or securitization structures, which in turn could adversely impact our results of operations and financial condition.

Liquidity risks inherent in our funding pose risks to us.

We are subject to the risk that we may be unable to meet financial commitments to creditors, marketing partners, forward purchase lenders or borrowers when due. Our primary funding needs are those required to finance our student loan portfolio and satisfy our cash requirements for new student loan originations and acquisitions, operating expenses and technological development.

We have two warehouse loan facilities with financial institutions that are used to fund the origination and purchase of student loans, and in some cases for working capital purposes. Based on current projections, we estimate that our existing capital resources from the warehouse loan facilities and other sources will be sufficient to fund our business operations for the near future. However, we cannot assure you that we will be able to maintain our warehouse loan facilities, obtain new facilities or increase amounts available under existing facilities in the future. Our failure to obtain or maintain a warehouse loan facility when needed and on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely upon securitization vehicles as our most significant source of funding for student loans on a long-term basis. The net cash flow we receive from our securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. In addition, some of the residual interests in these securitizations have been pledged to secure additional bond obligations. Our rights to cash flow from securitized student loans are subordinate to bondholder interests and these loans may fail to generate any cash flow beyond what is due to pay bondholders. If we are unable to securitize loans in the future, our business would be adversely affected.

The interest rates on certain of our asset-backed securities are set and periodically reset via a “dutch auction” utilizing remarketing agents. Investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold or sell at various interest rates. The broker-dealers submit their clients’ orders to the auction agent or remarketing agent, who determines the interest rate for the upcoming period. If there are insufficient potential bid orders to purchase all of the notes offered for sale or being repriced, we could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. A failed auction or remarketing could also reduce the investor base of our other financing and debt instruments.

“Do not call” registries may limit our ability to market our products and services.

Our direct marketing operations are subject to various federal and state “do not call” list requirements. Federal legislation was signed on September 29, 2003 authorizing the Federal Trade Commission to implement and enforce a national “do not call” registry. Although the future of the “do not call” registry is currently uncertain, should the new federal regulations be upheld, we will be prohibited from calling anyone on that registry. We may be required to pay a fee to access the registry on a quarterly basis to compare our call list against the registry. The “do not call” registry may restrict our ability to market effectively our products and services to new customers through our direct marketing channel. Furthermore, compliance with this new rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities.

Costs of compliance, as well as the failure to comply with the Sarbanes-Oxley Act of 2002 and the SEC regulations thereunder, may harm our business.

The Sarbanes-Oxley Act of 2002 requires heightened financial disclosure and corporate governance for all publicly traded companies. Costs of compliance with the Sarbanes-Oxley Act of 2002 are uncertain due to several factors, including the lack of historical data regarding the costs to be incurred, as well as the fact that the SEC is still in the process of promulgating rules and regulations that affect various provisions of the Sarbanes-Oxley Act. In addition, Nasdaq has proposed amendments to its listing standards that will impose additional corporate governance requirements on listed companies. Failure to comply with the Sarbanes-Oxley Act, SEC regulations or Nasdaq National Market listing requirements may result in penalties, fines or delisting of our stock from the Nasdaq National Market which could limit our ability to access the capital markets or have a negative impact on our results of operations.

Risks Related to this Offering and Our Capital Structure

Our management will have broad discretion in the use of net proceeds from this offering and may not use them effectively.

As of the date of this prospectus, we cannot specify with certainty the amounts of net proceeds received from this offering that we will spend for particular uses. We intend to use the net proceeds of this offering as described in the section of this prospectus entitled “Use of Proceeds,” but our management will have broad discretion. The failure by our management to apply these net proceeds effectively could adversely affect our ability to continue to develop our business.

You may have difficulty selling your shares of common stock because of the limited trading volume for our common stock and other factors beyond our control.

Because our common stock just recently began trading on the Nasdaq National Market there may be less coverage by equity research analysts, the trading price may be lower and it may be more difficult for our stockholders to dispose of our common stock as compared to other traded securities. Lack of coverage on our stock could serve to limit the distribution of news relating to us, limit investor interest in our stock and restrict our ability to issue additional stock and secure additional financing. Our stock may trade at relatively low prices, depending on many factors, including prevailing interest rates. The liquidity of, and the trading market for, our common stock may also be adversely affected by general declines in the market for similar securities. We cannot assure you that the trading price of our common stock will not decline after you elect to purchase shares of our common stock.

Our common stock is unlikely to produce dividend income for the foreseeable future.

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in further development of the business.

Our common stock is subject to dilution and, as a result, your ownership interest in Education Lending Group and the related value of our common stock may decline.

As of September 30, 2003, we had outstanding warrants and third party options to purchase 753,750 shares of our common stock and outstanding employee stock options to purchase approximately 2,574,719 shares of our common stock. Exercise of these securities will reduce your percentage ownership in us. The existence of these unexercised securities coupled with other factors, such as our relatively small public float, could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

Provisions in our organizational documents and under Delaware law may inhibit a takeover or change in control, which could negatively affect our stock price.

Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. For example:

•	our Board of Directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•	Delaware law restricts our ability to enter into business combinations with “interested stockholders;”

•	our stockholders may hold a special meeting only if our Board of Directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting make a written demand for the meeting; and

•	we require advance notice for nominating candidates and for stockholder proposals.

You may have difficulty selling your shares of common stock if the stock becomes subject to the penny stock rules and investor suitability standards.

If our common stock trades at levels below $5 per share, it may be deemed to be penny stock. If our common stock is considered penny stock, it would be subject to rules that impose enhanced suitability and disclosure obligations on broker-dealers who sell our common stock. For example, broker-dealers would be required to approve the purchaser for transactions and receive the purchasers’ written consent to the transaction prior to sale. Also, the broker-dealer would be required to give each purchaser of penny stock (1) a document describing the risks of investing in penny stocks; (2) information on market quotations for the penny stock, if any; (3) information on the compensation the broker-dealer and the registered representative receive in the transaction; and (4) monthly account statements disclosing the market value for the penny stock held in the purchaser’s account. Because of these additional obligations, some brokers may not effect transactions in penny stock. This could have an adverse effect on the liquidity of our common stock if it were considered penny stock.

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking information that involves substantial risks and uncertainties. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to, among other things:

•	changes in interest rates; or

•	changes in the regulations relating to guaranteed student loans.

Historical operating results are not necessarily indicative of the trends in operating results for any future period.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of 2,500,000 shares of common stock to be sold by us in this offering of approximately $            , based upon a public offering price of $             per share, after deducting underwriting discounts and estimated offering expenses of this offering payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            .

We intend to use the net proceeds from this offering as follows:

•	to originate and acquire student loans;

•	to fund the development of our loan servicing subsidiary; and

•	for general corporate purposes, including potential acquisitions, capital expenditures and working capital.

Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment grade interest-bearing securities or money market accounts. The foregoing uses of net proceeds from this offering represent our current intentions based upon our present plans and business condition. We retain broad discretion in the allocation and use of net proceeds from this offering and a change in our plans or business condition could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

We have not paid, or declared, any dividends since our inception and do not intend to declare any such dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation of our business. The declaration, payment and amount of future dividends, if any, will be subject to the discretion of our Board of Directors.

PRICE RANGE OF COMMON STOCK

Our common stock has been trading on the Nasdaq National Market since September 18, 2003, under the symbol “EDLG.” Our common stock was initially traded, commencing on April 27, 1999, in the over-the-counter market through the OTC Bulletin Board system under the symbol “DRCT.” Due to our name change from Direct III Marketing, Inc. to Education Lending Group, Inc. on May 21, 2002, we changed our ticker symbol to “EDLG” and on July 25, 2003, our common stock began trading on the Nasdaq SmallCap Market.

The trading of our common stock is relatively limited. The following table presents the range of the high and low closing price and average daily volume (computed for days in which the shares traded) information for our common stock for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	High	Low	Average Daily Volume (shares)
Fiscal Year Ended December 31, 2001
First Quarter	$5.75	$1.88	13,445
Second Quarter	$3.30	$1.70	40,753
Third Quarter	$3.50	$0.90	38,506
Fourth Quarter	$2.50	$1.35	28,300

Fiscal Year Ended December 31, 2002
First Quarter	$3.26	$2.18	29,523
Second Quarter	$3.99	$3.00	30,563
Third Quarter	$4.07	$2.30	18,744
Fourth Quarter	$4.35	$2.80	23,059

Fiscal Year Ended December 31, 2003
First Quarter	$6.15	$4.15	28,993
Second Quarter	$12.40	$5.25	43,829
Third Quarter	$11.30	$8.90	19,315
Fourth Quarter through November 6, 2003	$10.99	$9.20	34,826

On November 6, 2003, the closing price of the common stock was $9.66. This information and the information in the table above was provided by The Nasdaq Stock Market and Commodity Systems, Inc. Records of our transfer agent indicate that as of October 17, 2003, there were 94 record holders and 442 beneficial owners of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	as adjusted on a pro-forma basis to reflect and give effect to our receipt of the net proceeds of approximately $ from the issuance and sale of 2,500,000 shares of common stock offered by us in this prospectus at a public offering price of $ per share, after deducting underwriting discounts of $ and estimated offering expenses of $ payable by us.

	As of September 30, 2003
	Actual	Pro forma
	(Unaudited and in thousands)
Cash	$5,459	$
Restricted cash	127,881

Total cash	$133,340	$

Series 2002/2003 notes	$1,943,392	$
Warehouse loan facility	977,141

Total debt	$2,920,533	$

Stockholders’ equity:
Common stock $0.001 par value, 40,000,000 shares authorized	$13	$
12,975,055 issued and outstanding, actual
Additional paid-in capital	12,555
Accumulated deficit	(39,465)
Accumulated other comprehensive income	(1,219)

Total stockholders’ equity	$(28,116)	$

This table does not include:

•	2,574,719 shares of common stock issuable upon exercise of stock options outstanding under our Stock Option Plan, of which 1,168,763 were exercisable on September 30, 2003; and

•	warrants and third party stock options issued outside the Stock Option Plan to purchase 753,750 shares of common stock, of which 592,657 were exercisable on such date.

SELECTED FINANCIAL DATA

The following table summarizes selected financial data that, except for the “Other Financial Data,” was derived from our audited consolidated financial statements for the period from March 1, 1999 to December 31, 1999 and as of and for each of the three years ended December 31, 2000, 2001 and 2002. The consolidated financial statements for the period from March 1, 1999 to December 31, 1999 and as of and for the year ended December 31, 2000 are not included in this prospectus. The information, except for the “Other Financial Data,” as of and for the nine months ended September 30, 2002 and 2003 is derived from our unaudited consolidated financial statements and includes all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the results for the nine months ended September 30, 2002 and 2003. These interim figures are not necessarily indicative of results for a full year. Historical operating results are not necessarily indicative of the results that may be expected for any future period. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes and our other financial information included in this prospectus.

	For the period from March 1, 1999 (inception) to December 31,	Years Ended December 31,			Nine Months Ended September 30, (unaudited)
	1999	2000	2001(1)	2002	2002	2003
Consolidated Statements of Operations Data:
Interest income:
Student loans, net	$—	$—	$156,224	$23,332,690	$11,884,246	$57,422,202
Investments	—	—	16,826	2,498,556	1,803,817	795,551

	—	—	173,050	25,831,246	13,688,063	58,217,753

Cost of interest income:
Interest and related expenses	—	—	274,586	17,367,991	9,483,133	30,275,777
Valuation of interest rate swap	—	—	—	1,085,739	—	(265,017)
Loan servicing and other fees	—	—	30,288	1,660,629	1,099,532	2,926,772

Total cost of interest income	—	—	304,874	20,114,359	10,582,665	32,937,532

Net interest income (expense)	—	—	(131,824)	5,716,887	3,105,398	25,280,221

Less: provision for losses	—	—	53,134	1,539,535	968,324	1,668,187

Net interest income (expense) after provision for losses	—	—	(184,958)	4,177,352	2,137,074	23,612,034

Other income:
Gain on sale of student loans	—	—	—	1,855,113	1,051,995	11,176,144
Other	12,407	66,210	72,082	18,925	13,032	51,042

Total other income	12,407	66,210	72,082	1,874,038	1,065,027	11,227,186

Operating expenses:
General and administrative	388,997	1,079,791	2,213,860	9,101,454	5,662,511	7,925,804
Sales and marketing	—	—	1,798,532	25,285,310	16,649,290	32,576,310

Total operating expenses	388,997	1,079,791	4,012,392	34,386,764	22,311,801	40,502,114

Loss before income tax provision	(376,590)	(1,013,581)	(4,125,268)	(28,335,374)	(19,109,700)	(5,662,894)
Income tax provision	—	800	1,600	5,266	5,266	40,456

Net loss	$(376,590)	$(1,014,381)	$(4,126,868)	$(28,340,640)	$(19,114,966)	$(5,703,350)

Net loss per share:
Basic and diluted	$(0.16)	$(0.24)	$(0.78)	$(2.77)	$(1.92)	$(0.49)

Weighted average common shares outstanding:
Basic and diluted	2,319,142	4,301,083	5,297,240	10,216,331	9,962,192	11,604,215

	As of December 31,				As of September 30, (unaudited)
	1999	2000	2001(1)	2002	2002	2003
Consolidated Balance Sheet Data:
Student loans, net	$—	$—	$44,446,940	$401,839,983	$114,476,119	$908,994,229
Student loans, net (securitized)	—	—	—	947,213,769	754,535,631	1,832,958,659
Restricted cash and investments	—	—	4,232,634	113,995,355	93,737,551	127,881,369
Financing facilities	—	—	—	—	265,686,592	—
Cash and cash equivalents	742	279,181	1,705,113	2,042,527	3,281,458	5,459,385
Interest and other receivables	—	—	339,376	9,306,708	6,567,297	24,433,822
Property and equipment, net	13,802	18,940	409,957	1,313,182	1,060,317	1,541,947
Deferred financing costs	—	—	115,556	4,306,537	4,035,801	8,542,983
Other	54,981	54,374	174,729	813,209	613,702	224,022

Total Assets	$69,525	$352,495	$51,424,305	$1,480,831,270	$1,243,994,468	$2,910,036,416

Accounts payable	$25,363	$60,159	$275,516	$699,893	$7,245,284	$2,742,753
Government payable	—	—	255,326	4,976,425	—	7,043,751
Accrued expenses and other liabilities	341,208	32,602	190,375	7,746,605	20,710,638	7,933,430
Series 2002/2003 notes	—	—	—	1,023,000,000	1,023,000,000	1,943,391,639
Warehouse loan facility	—	—	50,000,000	470,038,915	210,318,088	977,140,863

Total Liabilities	366,571	92,761	50,721,217	1,506,461,838	1,261,274,010	2,938,252,436

Total Stockholders’ (Deficit) Equity	(297,046)	259,734	703,088	(25,630,568)	(17,279,542)	(28,216,020)

Total Liabilities and Stockholders’ Equity	$69,525	$352,495	$51,424,305	$1,480,831,270	$1,243,994,468	$2,910,036,416

Other Financial Data:
Total student loan originations and purchases	$—	$—	$44,991,401	$1,413,779,086	$864,606,105	$1,904,856,144
Net interest margin(2)	—	—	(4.54)%	0.80%	0.87%	1.55%

(1)	Our student loan operations began in September 2001.
(2)	Net interest margin represents net interest income, on an annualized basis, as a percentage of average interest-earning assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of the financial statements in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related notes. The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by our consolidated financial statements and the notes thereto included in this prospectus.

Business Overview

Education Lending Group is a specialty finance company principally engaged in providing student loan products, services and solutions to students, parents, schools and alumni associations. Our business is focused on originating and purchasing guaranteed student loans through the Federal Family Education Loan Program, known as FFELP, which includes consolidation loans, Stafford loans and PLUS loans. We also offer and purchase alternative supplemental education loans that may be guaranteed by a third party guarantor. As of September 30, 2003, all of our alternative supplemental loans were guaranteed by a third party guarantor. All of our student loans currently are serviced by third party servicers. We have recently created a wholly-owned subsidiary, which we intend to use to service some of our loans.

We were incorporated in Delaware on March 26, 1999 as Direct III Marketing, Inc. All of the outstanding shares of capital stock of the corporation were initially owned by Whirlwind Ventures, Inc., a public company incorporated in Florida. On May 24, 1999, Whirlwind Ventures was merged into us. We were the surviving corporation and assumed all obligations and obtained all rights of Whirlwind Ventures. We changed our name from Direct III Marketing, Inc. to Education Lending Group, Inc. on May 21, 2002.

We generate revenue primarily by earning interest income on the loans we hold on our balance sheet. Additionally, when we sell loans, we book a gain on the sale of the loans on our income statement. In accordance with GAAP, we expense marketing partner fees as incurred. These fees have historically represented more than 50% of our operating expenses. As a make and hold lender, we have and will continue to record net losses until our portfolio attains scale to generate net interest income sufficient to absorb our expenses, including these marketing partner fees.

Critical Accounting Policies and Estimates

The following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Actual results may differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of Education Lending Group, Inc., Student Loan Xpress, Inc. (“SLX”) and Education Lending Services, Inc. (“ELS”). SLX and ELS are our wholly owned subsidiaries. ELS consists of Education Funding Resources, LLC (“EFR”) and Education Funding Capital I, LLC (“EFC I”). ELS is the sole member of EFR and EFC I. Additionally, we have formed Education Funding Capital Trust I, Education Funding Capital Trust II and Education Funding Capital Trust III, all of which are Delaware statutory trusts and wholly-owned subsidiaries of EFC I. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Loans

Student loans, consisting of federally sponsored student loans guaranteed by third parties and alternative supplemental loans (not federally sponsored but guaranteed by other third parties) are carried at their purchase price, including unamortized premiums and unamortized origination fees. Loan fees and certain direct loan origination costs are deferred. Net deferred loan origination costs are amortized into interest expense over the contractual life of the loan using the level-yield method. Deferred fees and costs associated with loans that have been repaid are recorded in expense in the period of repayment.

Student Loan Income and Net Interest Income

We recognize student loan income as earned, including amortization of premiums. We amortize the premiums and origination fees over the estimated life of the loan. With the guarantee on the student loans applicable to both principal and interest, we recognize income on guaranteed student loans as earned regardless of delinquency status. If a student loan should lose its guaranteed status, interest would be recognized as received. To date, there are no student loans in our portfolio which have lost their guaranteed status. Net interest income is derived largely from our portfolio of student loans that remain on our balance sheet and is the spread between interest earned on student loans and our cost of generating that interest income. These costs include interest expense on the warehouse facility and permanent financings, amortization of deferred financing costs, fees paid to a third party servicer to service the loans, mark-to-market adjustments related to interest rate swaps that have not been designated as cash flow hedges, fees paid to the DOE and amortization of premiums paid to acquire student loans.

Gain on Sale of Student Loans

We currently sell the majority of the Stafford and PLUS loans we originate. Additionally, from time to time, we may elect to sell consolidation loans. We book the sale during the period the loan is sold and record the transaction on the income statement as a gain on the sale of student loans. Sales of student loans are accounted for under Statement of Financial Accounting Standard (SFAS) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Student loans are sold with the servicing rights released. Gains or losses on sales of student loans are recognized based on the difference between the selling prices and the carrying values of the related student loans sold. Deferred origination fees and expenses are recognized at the time of sale.

Allowance for Student Loan Losses

We evaluate the adequacy of the provision for losses on our guaranteed student loan portfolio separately from our alternative supplemental loan portfolio. An allowance for potential loan losses on the existing balance sheet portfolio of student loans, both securitized and unsecuritized, has been established primarily as a reserve for estimated losses on our FFELP loan portfolio under the risk-sharing provisions of the Higher Education Act of 1965. These student loan assets are presented net of the respective allowances on the balance sheet. In evaluating the adequacy of the allowance for losses, we consider several factors, including trends in student loan claims rejected for payments by guarantors, default rates on alternative supplemental student loans and the amount of FFELP loans held subject to two percent risk-sharing. The allowance is based on periodic evaluations of our loan portfolio, changes to federal student loan programs, current economic conditions and other relevant factors. We utilize these factors to estimate a projected default rate for our student loan portfolio. This estimate, along with the applicable risk-sharing percentage, is used to calculate the allowance for student loan losses. The allowance is maintained at a level that management believes is adequate to provide for probable credit losses. Currently, our FFELP loan portfolio is approximately 98% guaranteed. The allowance for student loan losses on these loans is calculated by multiplying the principal balance of the student loans we carry on our balance sheet by 2%, the uninsured portion of the FFELP student loans on our balance sheet, and then multiplying that amount by the projected default rate. The projected default rate we utilize is based on industry norms and industry experience. The increases in the provision and allowance between periods are strictly related to the increase in the student loan assets held by us at the end of each period. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant changes.

Marketing Partner Fees

We have established relationships with various third-party marketing partners to market student loans on our behalf. These fees represent a significant cost to us. SFAS 91, “Accounting for Nonrefundable Fees and

Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or group of loans. SFAS 91 sets forth, among other matters, the accounting treatment for costs related to activities performed by the lender for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision, and administration, stating that these types of expenses shall be charged to expense as incurred. SFAS 91 further specifies that costs incurred to identify and attract potential borrowers should be expensed as incurred. As such, fees we pay to our marketing partners are expensed during the period incurred. These fees are included in sales and marketing operating expenses in the income statement.

Additionally, some of these marketing partners have been awarded performance based stock options, which vest in relation to certain performance criteria being met by the partner. These options are accounted for under SFAS 123, “Accounting for Stock-Based Compensation,” Emerging Issues Task Force (EITF) Issue 96-18, “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services” and FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans.” Under the guidelines established by these pronouncements, each quarter until performance under the marketing partner agreement is completed, we must record an expense related to the options that are vested as of the end of the quarter. This expense includes a charge equal to the fair market value of the options which vested during the quarter, and a mark-to-market adjustment for the options which vested in previous quarters. This non-cash charge is directly related to our stock price and will fluctuate from quarter to quarter based on the performance of our stock and the number of options which vest during the quarter. This expense is a component of marketing partner fees which are a component of the sales and marketing expenses line item on our income statement.

Restricted Cash and Investments

We periodically take draws against our warehouse loan facility to fund student loans and any premiums associated with them. The restricted cash and investments shown on our balance sheet reflects draws taken against the warehouse line which have not yet been used to fund student loans. These amounts may only be used to fund student loans and any premiums associated with them as outlined in the indentures. Additionally, we are required to maintain certain cash levels in our securitizations. Restricted cash and investments shown on our balance sheet reflects these cash balances and are restricted to use as outlined in the indentures.

Cash, Cash Equivalents and Credit Risk

We consider all unrestricted highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value. We maintain our cash accounts at institutions that are insured by the Federal Deposit Insurance Corporation. At times, we may maintain cash balances that exceed the insurance limit of $100,000 per bank. However, we consider our credit risk associated with cash and cash equivalents to be minimal.

Interest and Other Receivables

Interest and other receivables consists of interest receivable on student loans, borrower payments received by third party servicers not yet sent to us, DOE fees reimbursable on loans sold, and premiums due on loans sold.

Software and Web-Site Development Costs

We capitalize the costs of software developed for internal use in compliance with Statement of Position, 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and EITF Issue 00-2 “Accounting for Web-Site Development Costs.” Capitalization of software developed for internal use and web-site development costs begins at the application development phase of the project. Amortization of software developed for internal use and web-site development costs begins when the software is placed in productive use, and is computed on a straight-line basis over the estimated useful life of the software, which typically ranges from one to three years.

Property and Equipment, net

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Deferred Financing Costs

Direct costs associated with obtaining financing are capitalized and amortized into interest expense on a straight-line basis over the terms of the respective Series 2002 Notes, Series 2003 Notes and warehouse loan facility, (40 years for costs related to the Series 2002 Notes and Series 2003 Notes and 3 years for costs related to the warehouse loan facility) which approximates the effective interest method.

Derivatives and Hedging Activities

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to recognize all derivative contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The methodology by which a gain or loss is recognized depends upon whether the derivative may be specifically designated as a hedge. SFAS 133, as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities, Deferral of the Effective Date of SFAS 133,” SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” is effective for all fiscal quarters for fiscal years beginning after June 15, 2000. During the fourth quarter of 2002, we entered into an interest rate swap that was not specifically designated as a hedge. As required by SFAS 133, the fair market value of the interest rate swap contract (mark-to-market) was recognized during the period as an additional liability and treated as additional expense/(income) on our income statement. During the second quarter of 2003 we entered into an additional interest rate swap agreement, which was designated as and is effective as a cash flow hedge. This swap is also recorded in the accrued expenses and other liabilities section of the balance sheet. As this agreement qualifies as a cash flow hedge, changes in the agreement’s fair values (mark-to-market) are recorded in the other comprehensive loss section of the balance sheet rather than as an expense on the income statement. Accrued interest receivable or payable related to the interest rate swap agreements is recorded in interest expense.

Employee Stock Options

Employee stock options are accounted for under APB 25, “Accounting for Stock Issued to Employees”, using the intrinsic value method. Generally options granted to employees are fixed in nature, and the awards are made at fair market value on the date of grant, therefore no expense is required to be recognized. However, in 2003 certain employees were awarded performance based options. Since performance based options require variable plan accounting under the terms of APB 25, these options are marked-to-market quarterly until the performance criteria are (or are not) met and expense is recognized over the vesting period of the options. Accordingly, we record this expense as a component of operating expenses on our income statement. These options may be forfeited as employees terminate or at the end of the year if the performance criteria are not met. Expense related to options forfeited under these circumstances will be reversed as appropriate. As with the marketing partner performance based options discussed above, these non-cash charges are directly related to our stock price and the amount of the expense recognized will increase or decrease as our stock price fluctuates.

Securitized Borrowings

Securitized borrowings are accounted for under SFAS 140. Under SFAS 140, securitizations that do not qualify for sales treatment are accounted for as secured borrowings. We retain a call on redeeming any series of the notes under our securitized borrowings. Accordingly, the requirements of paragraph nine of SFAS 140 have not been met and the transactions are therefore accounted for as secured borrowings in accordance with the provisions of paragraph 15 of SFAS 140.

Government Payables

We are required to pay the DOE a one-time 50 basis point origination fee on consolidation, Stafford and PLUS loans and an annual 105 basis point consolidation loan rebate fee on all consolidation loans originated and held after October 1, 1993. Each fee is payable to the DOE. These fees due the DOE but not yet paid are shown as government payables.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and other liabilities approximate fair market value due to the short maturity of these instruments.

Income Taxes

We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes,” using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined for temporary differences between the carrying amounts of assets or liabilities for book purposes versus tax purposes, based on the enacted tax rates which are expected to be in effect when the underlying items of income and expense are expected to be realized. We file a consolidated U.S. federal income tax return that includes our eligible subsidiaries.

Loss Per Common Share

Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share in the periods presented is equal to basic loss per share since any potential additional dilutive common shares are considered antidilutive and are therefore not included in the computation.

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications

Certain accounts in the prior year consolidated financial statements have been reclassified for comparative purposes to conform to presentation in the current-year consolidated financial statements.

Results Of Operations

Three Months Ended September 30, 2003 Compared to September 30, 2002

Earnings Summary.  For the three months ended September 30, 2003, our net loss was $2.8 million, or $0.23 per share, compared to a net loss of $10.2 million, or $0.99 per share for the three months ended September 30, 2002. The decreased loss for the three months ended September 30, 2003 as compared to September 30, 2002 is attributable to higher revenues generated by increased student loan assets in the September 30, 2003 quarter as compared to the September 30, 2002 quarter, partially offset by correspondingly higher interest-related expenses, loan servicing fees and operating expenses. Our student loan asset base at September 30, 2003 was $2.7 billion, compared to $2.2 billion at June 30, 2003 and $869 million at September 30, 2002. Included in our operating expenses for the quarter are the payments made to marketing partners who advertise, identify and attract potential borrowers for us. These marketing partners generally receive a one-time fee for each loan application they originate. Accordingly, as our new loan volume generated by marketing partners increases, our marketing partner fee expense increases. These fees are a significant portion of our expenses and during the quarter ended September 30, 2003, represented 59% of our total operating expenses. Since we only earn an interest spread on the loans we hold on our balance sheet, the marketing partner fee expense, along with other sales and marketing expenses, results in losses until such time as a significant scale of student loan assets is reached on our balance sheet.

Net Interest Income and Income after Provision for Loan Losses.  Net interest income during the three months ended September 30, 2003 was $11,957,000. This was comprised of gross interest income of approximately $23,412,000 less costs of interest of approximately $11,455,000. This amount includes interest-related costs of $11,172,000, loan servicing and other fees of approximately $1,152,000 and a mark-to-market adjustment of $869,000 (credit) for the interest rate swap entered into during the fourth quarter of 2002. For the quarter ended September 30, 2003, net interest income after the provision for loan losses was approximately $11,276,000. Net interest income for the three months ended September 30, 2002 was $1,555,000. This was comprised of gross interest income of approximately $8,218,000 less costs of interest income of approximately $6,663,000. These costs for the quarter ended September 30, 2002 include interest-related costs of $6,160,000 and loan servicing and other fees of approximately $503,000. Net interest income after the provision for loan losses was approximately $892,000 for the quarter ended September 30, 2002. The increase in the net interest income we earned during the quarter is a direct result of the increase in the student loan assets we held over those held in the same quarter of the prior year. In addition, because the majority of the student loans we held are consolidation loans (approximately 97% and 96% of the loans on our balance sheets at December 31, 2002 and September 30, 2003, respectively) which carry a fixed interest rate, coupled with the fact our borrowing costs have decreased (a function of the low interest rate environment since September 30, 2002), our spread has increased. This is reflected in the increased net interest income.

Gain on Sale of Student Loans.  For the three months ended September 30, 2003 we recorded approximately $587,000 as gain on the sale of Stafford and PLUS student loans, compared with $1,011,000 during the three months ended September 30, 2002. This decrease from the third quarter of 2002 to the third quarter of 2003 is due to a change in our process related to the sale of loans. Historically, we sold loans generated through our school preferred lender-list program within 30 days of initial disbursement. Due to changes in our arrangement with the purchaser of a portion of these loans, beginning with the third quarter of 2003, we hold some loans on our balance sheet for 120 days after final disbursement. The change will push a portion of the sales into 2004, resulting in reduced gain on sale for the current period when compared to prior periods. At September 30, 2003, our total student loans on the balance sheet included approximately $39,527,000 of loans held for sale.

Other Income, net.  Other income, net was approximately $34,000 and $8,000 for the three months ended September 30, 2003 and 2002, respectively. Other income consists primarily of late fees. The increase in other income is due primarily to increased late fees received which is directly related to the greater number of student loans held on the balance sheet at September 30, 2003 as compared to loans held at September 30, 2002.

General and Administrative Expenses.  We incurred general and administrative expenses of approximately $3,058,000 and $2,452,000 for the three months ended September 30, 2003 and 2002, respectively. General and administrative expenses are expenses associated with the infrastructure that supports our student loan operations, including but not limited to, consulting, rents and utilities, office supplies and salaries and benefits for our administrative and research and development employees. General and administrative expenses increased in the quarter ended September 30, 2003 from the quarter ended September 30, 2002 due to the continued growth of our operations related to originating and purchasing student loans. These costs increased primarily due to expenses associated with the addition of 17 general and administrative employees as compared to the same period in 2002. Additionally, general and administrative expenses for the quarter ended September 30, 2003 were higher than those for the quarter ended September 30, 2002 due to higher legal costs related to SEC filings and consulting expense related to Sarbanes-Oxley compliance. Since we began student loan operations late in 2001, we have rapidly increased our cost structure to accommodate the increased loan origination volumes.

Sales and Marketing Expenses.  We incurred sales and marketing expenses of approximately $11,657,000 and $9,664,000 for the three months ended September 30, 2003 and 2002, respectively. Sales and marketing expenses include costs incurred in marketing our student loan services through marketing partners, direct mailing costs, and salaries and benefits paid to our sales, marketing and Education Finance Loan CenterSM employees. The increase in sales and marketing expenses for the 2003 quarter compared with the 2002 quarter was due to additional expenses incurred in connection with the expansion of student loan operations through increased employment of sales and Education Finance Loan Center staff, the increased volume of applications (consolidation loan applications submitted for loan funding) that we processed, increased marketing partner expenses and an increased direct marketing effort through direct mailings. Fees paid to marketing partners to market consolidation loans were approximately $8,718,000 or 75% of the total sales and marketing expenses for the quarter ended September 30, 2003. Marketing partner fees were approximately $7,367,000 or 76% of total sales and marketing expense for the same period in 2002.

Nine Months Ended September 30, 2003 Compared to September 30, 2002

Earnings Summary.  For the nine months ended September 30, 2003, our net loss was $5.7 million, or $0.49 per share, compared to a net loss of $19.1 million, or $1.92 per share for the nine months ended September 30, 2002. The decreased loss for the nine months ended September 30, 2003 as compared to September 30, 2002 is primarily attributable to the sale of approximately $247 million of consolidation loans (we sold the consolidation loans during the period to raise cash for operations) which resulted in a gain on sale of approximately $9.0 million. Also contributing to the reduced loss in the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002 are the higher revenues generated by our increased student loan assets in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, partially offset by correspondingly higher interest-related expenses, loan servicing fees and operating expenses. Our student loan asset base at September 30, 2003 was $2.7 billion, a $1.4 billion increase from the $1.3 billion student loan portfolio we held at December 31, 2002. At September 30, 2002, we held $0.9 billion of student loans on our balance sheet. Included in our operating expenses are payments made to marketing partners who advertise, identify and attract potential borrowers for us. These marketing partners generally receive a one-time fee for each loan application they originate. Accordingly, as our new loan volume generated by marketing partners increases, our marketing partner fee expense increases. These marketing partner fees are a significant portion of our expenses and include the non-cash charge of approximately $1,458,000 related to vesting and mark-to-market adjustments of the performance based options awarded to certain marketing partners, as discussed in Note 1 to the consolidated financial statements. During the nine months ended September 30, 2003, marketing partner fees represented 58% of our total operating expenses. Since we only earn an interest spread on the loans we carry on our balance sheet, the marketing partner fee expense along with other sales and marketing expenses results in losses until such time as a significant scale of student loan assets held on the balance sheet is reached.

Net Interest Income and Interest Income after Provision for Loan Losses.  Net interest income for the nine months ended September 30, 2003 was $25,280,000. This was comprised of gross interest income of approximately $58,218,000 less interest costs of approximately $32,938,000. Interest costs include interest-related expenses of $30,276,000, a mark-to-market adjustment of $265,000 (credit) related to the interest rate swap entered into during the fourth quarter of 2002 and loan servicing and other fees of $2,927,000. For the nine months ended September 30, 2003, net interest income after the provision for loan losses was approximately $23,612,000. Net interest income for the nine months ended September 30, 2002 was $3,105,000. This was comprised of gross interest income of approximately $13,688,000 less costs of interest income of approximately $10,583,000. Costs of interest income include interest-related expenses of $9,483,000 and loan servicing and other fees of $1,100,000 for the nine months ended September 30, 2002. Net interest income after the provision for loan losses was approximately $2,137,000 for the nine months ended September 30, 2002. The increase in the net interest income we earned during the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 is a direct result of the increase in the student loan assets we held at September 30, 2003. In addition, because the majority of the student loans we hold are consolidation loans (approximately 97%

and 96% of the loans on our balance sheets at December 31, 2002 and September 30, 2003, respectively) which carry a fixed interest rate, coupled with the fact our borrowing costs have decreased (a function of the low interest rate environment since September 30, 2002), our spread has increased. This is reflected in the increased net interest income.

Gain on Sale of Student Loans.  For the nine months ended September 30, 2003 approximately $11,176,000 was booked as gain on the sale of student loans compared with $1,052,000 during the nine months ended September 30, 2002. The increase from the nine months ended September 30, 2002 to the nine months ended September 30, 2003 is attributable to having a full year of operations leading into the period, whereas we had only commenced operations through the school preferred lender-list channel in the first quarter of 2002 and therefore had neither a full nine months of activity, nor an established pipeline from which to draw. Due to changes in our arrangement with the purchaser of a portion of these loans, beginning with the third quarter of 2003, we will hold some loans on our balance sheet for 120 days after final disbursement. The change will push a portion of these sales into 2004, resulting in reduced gain on sale when compared to prior periods. At September 30, 2003, our total student loans on our balance sheet included approximately $39,527,000 of loans held for sale.

From time to time we may also elect to sell some portion of our consolidation loans. Accordingly, in addition to the sale of loans generated in the school preferred lender-list channel during the nine months ended September 30, 2003, we chose to sell approximately $247,000,000 of consolidation loans. This resulted in additional gain on sale of approximately $9,019,000 for the nine months ended September 30, 2003 compared to no sales from this source in the first nine months of 2002. As a result, we had total gain on sale during the nine months ended September 30, 2003 of approximately $11,176,000 compared to $1,052,000 during the same period in 2002.

Other Income, net.  Other income, net was approximately $51,000 and $13,000 for the nine months ended September 30, 2003 and 2002, respectively. Other income consists primarily of late fees. The increase in other income is due primarily to increased late fees received as a result of a great number of student loans held on our balance sheet at September 30, 2003 as compared to loans held at September 30, 2002.

General and Administrative Expenses.  We incurred general and administrative expenses of approximately $7,926,000 and $5,663,000 for the nine months ended September 30, 2003 and 2002, respectively. The increase in general and administrative expenses for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002 was primarily due to additional expenses incurred in connection with the continued growth of our operations related to originating and purchasing student loans, particularly costs associated with the addition of 17 general and administrative employees as compared to the same period in 2002. Since we began operations late in 2001, we have rapidly increased our cost structure to accommodate the increased loan origination volumes. Included in general and administrative expenses for the nine months ended September 30, 2003 is a non-cash charge of approximately $180,000 related to performance based options granted to employees, as discussed in Note 1 to the consolidated financial statements. Additionally, general and administrative expenses for the nine months ended September 30, 2003 were higher than those for the nine months ended September 30, 2002 due to higher legal costs related to SEC filings, consulting expense related to Sarbanes-Oxley compliance and liability insurance premiums.

Sales and Marketing Expenses.  Sales and marketing expenses were approximately $32,576,000 and $16,649,000 for the nine months ended September 30, 2003 and 2002, respectively. The increase in sales and marketing expenses for 2003 compared with 2002 was due to additional expenses incurred in connection with the expansion of student loan operations through increased employment of sales and Education Finance Loan Center staff, an increased volume of applications (consolidation loan applications submitted for loan funding) that we processed, increased marketing partner expenses and an increased direct marketing effort through direct mailings. Fees paid to marketing partners to market consolidation loans were approximately $23,624,000 or 73% of total sales and marketing expenses for the nine months ended September 30, 2003. This amount includes approximately $1,458,000 of non-cash charges related to expense associated with the vesting of performance based options awarded to some of the marketing partners as discussed above. Marketing partner fees were approximately $10,974,000 or 66% of total sales and marketing expense for the same period in 2002. Sales and Education Finance Loan Center staff expense for the nine months ended September 30, 2003 includes approximately $117,000 of non-cash charges related to performance based options granted to employees, as discussed in Note 1 to the consolidated financial statements.

Years Ended December 31, 2002 Compared to December 31, 2001

Earnings Summary.  For the year ended December 31, 2002, our net loss calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”) was $(28.3) million, or $(2.77) per share, compared to a net loss of $(4.1) million, or $(0.78) per share for 2001. The increased loss for the period is attributable mostly to the full year of operations for 2002 compared to the our limited operations of 2001. We did not begin generating loans in 2001 until late August compared to the full year of 2002. Our employees grew from a total of three at the beginning of 2001 to 96 employees at the end of 2002. As a result, expenses relating to employee compensation increased in 2002. During the year, we paid incentive-based bonuses to employees in the amount of $2.1 million. Our Compensation Committee determined the bonuses paid to employees, which were approved by our Board of Directors, and the bonuses were based on the growth of student loans on our balance sheet. In addition, the payments made to marketing partners who advertise, identify and attract potential borrowers for us are expensed during the period incurred. As the loan volume for a particular period increases, marketing partner fees increase. These marketing partner fees are a significant portion of our expenses. During the year, these marketing partner fees represented 49% of our total operating expenses. Additionally, we increased our student loan asset base during the year by roughly $1,305,000,000 to approximately $1,349,000,000. Since we only earn an interest spread on the loans held on our balance sheet, the marketing partner fee expense along with other sales and marketing expenses results in significant losses until such time as a significant scale of student loan assets is reached on the balance sheet.

Net Interest Income.  Net interest income is derived largely from our portfolio of student loans that remain on our balance sheet and is the spread between interest earned on student loans and our cost of generating that interest income. All servicing of our student loans is outsourced to third party servicers. For the year ended December 31, 2002, loan servicing and other fees were approximately $1.7 million compared to approximately $30,000 for the year ended December 31, 2001. The cost of interest income on the income statement consists of the costs paid to a third party servicer to service the loans, interest expense on the warehouse facility and permanent financings, amortization of the Department of Education fees (as described in Note 3 of the financial statements), loan loss reserve expense, and amortization of premiums paid to acquire loans. Student loan operations during the year ended December 31, 2002 resulted in gross interest income of approximately $25.8 million and interest costs (including the mark to the market of $1,044,711 for the interest rate swap during the fourth quarter) of approximately $18.5 million resulting in a net interest spread of roughly $7.3 million. After loan servicing and other fees, net interest income was approximately $5.7 million. Net interest income after the provision for loan losses (currently, approximately 98% of our student loan portfolio is guaranteed) was $4.2 million. Student loan operations during the year ended December 31, 2001 resulted in gross interest income of approximately $173,000 and interest costs of approximately $275,000 which resulted in a negative net interest spread of roughly $102,000. After loan servicing and other fees, net interest expense was approximately $132,000. Net interest expense after the provision for loan losses was $185,000. The increase in the net interest income we earned during the year is a direct result of the increase in the student loan assets we originated. In addition, because the majority of the student loans we held are consolidation loans (100% of the loans on our balance sheet at December 31, 2001 and approximately 97% of the loans on our balance sheet at December 31, 2002) which carry a fixed interest rate coupled with the fact our borrowing costs have decreased (a function of the declining interest rate environment of the economy since December 31, 2001), our spread has increased which is reflected in the increased net interest income. A majority of the student loans held by us have been financed with proceeds from both the warehouse loan facility (variable interest rate financing based upon the commercial paper rate of the financial institution providing the facility) and the Series 2002 notes (part of these notes bear interest on a variable rate basis adjusted monthly and part of these notes are fixed for a period of as long as 13 months before they begin to adjust monthly).

Gain on Sale of Student Loans.  As market conditions have dictated, we currently sell the majority of loans we originate in the preferred lender-list marketing channel while retaining loans originated in the consolidation marketing channel. This business is rather seasonal as the majority of the loans are originated in the August/ September/October and January/February/March time frame which corresponds to the college disbursement calendar. For the year ended December 31, 2002 approximately $1.9 million was booked as gain on the sale of student loans from this business segment. No revenues were generated from the sale of student loans during the three months ended December 31, 2001.

Other Income, net.  Other income, net was approximately $19,000 and $72,000 for the year ended December 31, 2002 and 2001, respectively. Other income consists of late fees and interest from operating cash balances.

The decrease in other income is due primarily to lower interest rates and lower cash balances during the year ended December 31, 2002 compared to the year ended December 31, 2001.

General and Administrative Expenses.  We incurred general and administrative expenses of approximately $9.1 million and $2.2 million for the years ended December 31, 2002 and 2001, respectively. General and administrative expenses are those expenses associated with the infrastructure that supports our student loan operations, including but not limited to, consulting, rents and utilities, office supplies and our administrative and research and development employees. The increase in general and administrative expenses for the year 2002 compared with 2001 was due to additional expenses incurred in connection with the continued growth of our operations related to originating and purchasing student loans. These increases included the addition of general and administrative staff of 26 when compared to the same period in 2001, consulting expenses and legal costs necessary to facilitate our rapid growth. We hire consultants on an as-needed basis, thus the number of consultants varies throughout the year. We enter into contracts with the consultants, primarily on a short-term, project basis, and the fees are negotiated between the parties. As we were just beginning operations late in 2001, we rapidly increased our cost structure to accommodate the increased loan origination volumes.

Sales and Marketing Expenses.  We incurred sales and marketing expenses of approximately $25.3 million and $1.8 million for the years ended December 31, 2002 and 2001, respectively. Sales and marketing expenses include costs incurred in marketing our student loan services through marketing partners, direct mailing costs, and sales and Education Finance Loan Center employees. The increase in sales and marketing expenses for 2002 compared with 2001 was due to additional expenses incurred in connection with setting up and expansion of our student loan operations through increased employment of salaried sales and Education Finance Loan Center staff, an increased volume of applications (consolidation loan applications submitted for loan funding) processed by us, increased marketing partner expenses and an increased direct marketing effort through direct mailings. Fees paid to marketing partners to market the consolidation loan business were approximately $16.7 million or 66% of the total sales and marketing expenses for the year, compared to approximately $1.1 million or 61% for the same period in 2001. Sales and Education Finance Loan Center staff expense was approximately $3.0 million compared to roughly $300,000 for the same period 2001. The sales and marketing staff grew from three people at December 31, 2001 to 58 by December 31, 2002.

Liquidity and Capital Resources

At September 30, 2003, we had operating cash and cash equivalents of approximately $5,459,000 (excluding restricted cash and investments). Since inception, we have financed our operations from debt and equity financings. During the three and nine months ended September 30, 2003, we used cash of approximately $2,958,000 and $12,431,000, respectively, to fund our operations. During the nine months ended September 30, 2003, we acquired property and equipment of approximately $553,000. At September 30, 2003, we had advances of approximately $977,141,000 outstanding against our warehouse loan facilities. At September 30, 2003, $959,500,000 and $983,892,000 of LIBOR/Auction Rate Education Loan Backed Notes issued in 2002 and 2003 (“Series 2002 Notes” and “Series 2003 Notes”) were outstanding and included on our balance sheet. During the nine months ended September 30, 2003, our net recorded loans increased

$1,392,899,000 to $2,741,953,000. During the three and nine months ended September 30, 2003, we received proceeds of approximately $2,181,000 and $2,508,000, respectively, net of issuance costs, for the issuance of 1,493,471 and 1,785,971 shares of common stock in connection with the exercise of warrants and employee stock options.

We have a $500,000,000 warehouse loan facility and a $19,000,000 warehouse loan facility which we use to fund the origination and purchase of student loans. Our $500,000,000 loan facility was established in the fourth quarter of 2002 and is renewable on a 364-day basis until expiration of the facility in the fourth quarter of 2005. Subject to lender approval, we have the ability to increase this facility to $1,200,000,000. On September 9, 2003 this loan facility was temporarily increased to $1,000,000,000. On October 6, 2003, this loan facility was temporarily increased to $1,200,000,000. At September 30, 2003, the balance outstanding on the warehouse line was approximately $977,141,000. We must comply with certain covenants in the warehouse loan facility agreements. These include, but are not limited to, financial covenants such as a required minimum spread, asset coverage ratio, net consolidation ratio and default ratio, limits on the concentration of certain types of student loans purchased with proceeds from the warehouse loan facility, maintaining the status of the issuer as a single purpose bankruptcy remote limited liability company and ensuring that amendments to the Higher Education Act do not reduce the rate of return earned under the warehouse loan facility.

In May and August of 2002, we issued Series 2002 Notes of $525,000,000 and $500,000,000, respectively, in order to provide permanent financing opportunities for our consolidation loan operations. In April 2003, we issued Series 2003 Notes of $1,000,000,000 to provide additional permanent financings for our consolidation loan operations, as mentioned above. The interest rates for the Series 2002 Notes are determined by Dutch Auction. The interest rates of some of the Series 2003 Notes are tied to the three-month LIBOR rate plus an incremental amount ranging from 0.05% to 0.30%, while the rates of other Series 2003 Notes bear interest at a rate determined by Dutch Auction.

We do not have any scheduled mandatory repayment obligations under the Series 2002 Notes or the Series 2003 Notes. Paydowns of the notes are required to be made on interest payment dates as principal payments on the underlying student loans are received. The Series 2002 Notes have a final maturity date of June 1, 2042. The Series 2003 Notes have staggered final maturity dates as follows: $80,000,000 at March 15, 2007, $144,000,000 at December 15, 2011, $276,000,000 at December 15, 2017, $150,000,000 at March 15, 2032 and the remaining $350,000,000 at March 17, 2042.

In October 2003, we completed an additional $1,000,000,000 LIBOR/auction rate student loan securitization, consisting of Education Loan Backed Notes. The interest rates on a portion of the notes for this securitization are tied to the three-month LIBOR rate plus an incremental amount ranging from 0.04% to 0.27%, while the rates of the remaining notes bear interest at a rate determined by Dutch Auction. These notes have staggered final maturity dates as follows: $77,500,000 at December 15, 2008, $118,500,000 at December 17, 2012, $319,000,000 at March 16, 2020, $100,000,000 at December 15, 2032 and the remaining $385,000,000 at December 15, 2042.

We also do not have any scheduled mandatory repayment obligations under the $500,000,000 warehouse loan facility. Upon notice from the lender, this facility can be terminated at the end of each 364-day period. If this notice were to be given, paydown of the warehouse facility would be required in October 2004.

We are in compliance with all of our debt covenants.

Cash required to meet operating expenses is dependent on the principal amount of our loan originations each month. We are currently able to meet our operating cash requirements from borrowing against the value of the student loans originated each month. Management believes that we have sufficient access to financing to meet expenses in the foreseeable future. We have a $3,000,000 line of credit available for working capital needs. No draws have been made on this line to date. This line of credit expires in June 2004. Management believes additional working capital, if needed, can be raised through additional security offerings or the sale of a portion of our student loan portfolio.

BUSINESS

Overview

We are a specialty finance company principally engaged in providing student loan products, services and solutions to students, parents, schools and alumni associations. Our business is focused on originating and purchasing guaranteed student loans made under the Federal Family Education Loan Program, known as FFELP, which includes consolidation loans, Stafford loans and PLUS loans. We also offer and purchase alternative supplemental education loans that may be guaranteed by a third party guarantor. As of September 30, 2003, all of our alternative supplemental loans were guaranteed by a third party guarantor.

To date, the vast majority of loans we have originated have been consolidation loans. We generally hold these loans on our balance sheet. We currently sell in the secondary market the majority of Stafford and PLUS loans we originate. During the nine months ended September 30, 2003, we originated or purchased more than $1.9 billion in student loans, of which approximately $1.5 billion were held on our balance sheet. As of September 30, 2003, we held an aggregate of $2.7 billion of student loans on our balance sheet. All of our student loans are currently serviced by third party servicers. We have recently created a wholly-owned subsidiary, which we intend to use to service some of our loans.

We generate revenue primarily by earning interest income on the loans we hold on our balance sheet. This financial model allows us to benefit from the predictable revenue stream of our portfolio, unlike specialty finance companies whose revenues are primarily derived from one-time gains upon the sale of assets. When we sell loans, we book a gain on the sale of the loans on our income statement. In accordance with GAAP, we expense marketing partner fees as incurred. These fees have historically represented more than 50% of our operating expenses. Accordingly, as a make and hold lender, we have and will continue to record net losses until our portfolio attains scale to generate net interest income sufficient to absorb our expenses, including these marketing partner fees.

The low interest rate environment in the last two years has encouraged many borrowers to consolidate their variable rate student loans into one loan with a low fixed interest rate. Since we began our student loan operations in September 2001, we have addressed this demand by offering a consolidation loan product through our multiple marketing channels. Our success in originating consolidation loans has allowed us to fund the further development of these channels for offering other student loan products, such as Stafford and PLUS loans. Our management team has developed important relationships in the student loan industry, and has extensive experience marketing loans directly to potential borrowers and in marketing and financing all types of student loans.

We market our products and services through four channels:

•	Strategic alliances and other marketing relationships;

•	School preferred lender-lists;

•	Direct marketing to consumers; and

•	Secondary market acquisitions.

Company History

We were incorporated in Delaware on March 26, 1999 as Direct III Marketing, Inc. All of the outstanding shares of capital stock of the corporation were initially owned by Whirlwind Ventures, Inc., a public company incorporated in Florida. On May 24, 1999, we merged with Whirlwind Ventures. As the surviving corporation, we assumed all obligations and obtained all rights of Whirlwind Ventures. On May 21, 2002, we changed our name from Direct III Marketing, Inc. to Education Lending Group, Inc.

Between May 1999 and mid 2001, we were principally devoted to identifying and evaluating acquisitions of companies in direct and internet marketing and developing our student loan marketing capabilities. In late 2001, we decided to focus our business on providing direct marketing services for the student loan industry. In August 2001, we began our marketing efforts relating to guaranteed consolidation loans. In September 2001, we began originating and purchasing guaranteed student loans. In January 2002, we began marketing student loan products directly to colleges and universities.

Our Industry

Overview

The high cost of post-secondary education has resulted in students and parents carrying increasingly high levels of indebtedness and burdensome monthly payments upon graduation. The Higher Education Act created FFELP which provides a convenient, low-cost source of capital for families to finance college.

There are three major federal education loan programs:

•	The Federal Family Education Loan Program, FFELP, allows private financial institutions to make loans that are guaranteed by intermediary guaranty agencies who are, in turn, reinsured by the federal government. FFELP was originally created by the Higher Education Act of 1965. FFELP is the single largest source of college financial assistance in the United States.

•	The William D. Ford Federal Direct Student Loan Program, FDLP, was enacted in 1993 and allows the federal government to lend funds directly to students and parents from the U.S. Treasury for financial aid purposes.

•	The Perkins Loan program is a relatively small program that provides capital to schools to help fund revolving loan funds the schools can use to make loans to their students who have exceptional financial need.

Together, FFELP and FDLP accounted for 97% of all federal education loan volume in 2000 to 2001.

The Federal Family Education Loan Program (FFELP)

FFELP, the single largest source of college financial assistance in the United States, is a public-private partnership where lenders make guaranteed student loans to students and parents in coordination with school financial aid offices. During the 2001-2002 academic year, $30.4 billion of new FFELP loans, excluding consolidation loans, were committed to eligible borrowers according to the College Board’s 2003 report on Trends in Student Aid. FFELP loans offer below-market interest rates and favorable repayment terms to students who attend eligible institutions on at least a half-time basis, without regard to the student’s credit worthiness. Loans made under FFELP include:

•	Consolidation Loans, which have terms of up to 30 years and allow student and parent borrowers to simplify repayment by combining different types of federal loans from different lenders with various repayment schedules into one loan. The primary benefits of consolidation in today’s market are locking in a low fixed interest rate and simplifying repayment by creating a single loan with one holder and one monthly payment. According to the DOE, during the 2002 federal fiscal year, $22.9 billion was committed to fund federal consolidation loans.

•

Subsidized Stafford Loans, which have terms of up to 10 years after the borrower leaves school and are awarded to students on the basis of financial need. The loans are referred to as “subsidized” because the federal government pays the interest that accrues while students are enrolled, for a six-month grace period after they leave school and during certain authorized deferment periods. This loan type is the largest component of FFELP, with aggregate borrowing by any single borrower limited to $23,000 for undergraduate or graduate students. During the 2001-2002 academic year, $19.9 billion in subsidized Stafford loans were made according to the College Board’s 2003 report on Trends in Student Aid.

•	Unsubsidized Stafford Loans, which have terms of up to 10 years after the borrower leaves school and are available to all students regardless of financial need. They offer the same low interest rate and six-month grace period as Stafford subsidized loans, but interest on these loans accrues while students are in school, grace or deferment. Students may opt to make interest payments during those periods, or they may choose to have the interest capitalized so that they pay it when the loan is in repayment status. Maximum aggregate borrowing by a single borrower of unsubsidized and subsidized Stafford loans is $23,000 for a dependent undergraduate student, $46,000 for an independent undergraduate student and $138,500 for a graduate student (including undergraduate borrowings). During the 2001-2002 academic year, $17.3 billion in unsubsidized Stafford loans were made according to the College Board’s 2003 report on Trends in Student Aid.

•	PLUS Loans, which have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program. Borrowers may borrow up to the cost of attendance per child, minus financial aid from other sources. During the 2001-2002 academic year, $4.7 billion in PLUS loans were made according to the College Board’s 2003 report on Trends in Student Aid.

Payment of principal and interest on all FFELP student loans originated after October 1, 1993 are 98% guaranteed by guaranty agencies against default by the borrower as to principal and interest. Guaranty agencies are, in turn, reinsured for up to 95% of their guarantee payments by the federal government. We are required to pay the DOE a one-time 50 basis point origination fee on consolidation, Stafford and PLUS loans and an annual 105 basis point rebate fee on all consolidation loans originated and held after October 1, 1993. According to the College Board, during the 2001-2002 academic year, new FFELP loan volume committed was $30.4 billion, accounting for approximately 70.5% of all new (non-consolidated) student loan volume. According to the DOE, new FFELP volume is projected to grow to $34.0 billion in the 2004 budget year while FDLP volume is projected to grow to $13.6 billion for total new student loan demand of $47.6 billion in 2004.

Consolidation Loans

Unlike other FFELP guaranteed loan programs, the Consolidation Loan Program, CLP, under the Higher Education Act did not commence until 1986. The CLP allows college or graduate school students to merge their variable-rate federal education loans into a single loan, with a fixed rate, to be repaid over a term up to 30 years. The consolidation loans are insured and reinsured on a basis similar to Stafford loans. Federal consolidation loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest and late charges on federally insured or reinsured student loans incurred under FFELP selected by the borrower, as well as loans made pursuant to the FDLP, Perkins and Health Professional Student Loan Programs. Payment of principal and interest on all FFELP consolidation loans originated after October 1, 1993 are 98% guaranteed by a guaranty agency against default by the borrower as to principal and interest. Additionally, the holder receives a direct payment from the government based upon a Special Allowance Payment, or SAP, formula. SAP is generally paid whenever the average of all of the applicable floating rates (91-day Treasury bill, commercial paper, 52-week Treasury bill, or the constant maturity Treasury rate) in a calendar quarter, plus a spread of between 1.70% and 3.50% (depending on the loan status and origination date) exceeds the rate of interest which the borrower is obligated to pay. However, the holder is required to pay an annual fee to the DOE of 105 basis points on consolidation loans it holds.

Currently, the interest rate paid by a student on a consolidation loan is fixed at a rate equal to the weighted average of the interest rates on the loans retired, rounded up one-eighth of one percent, not to exceed 8.25% per annum. Once a student consolidates his or her loans, the rate determined at that point is fixed to the student for the life of the loan. The portion, if any, of a consolidation loan that repaid a loan made under other federal programs may have a different variable interest rate.

Legislation has been proposed that would permit borrowers holding consolidation loans made under the Higher Education Act to reconsolidate their loans. Legislation has also been proposed that would abolish the so-called “single holder rule,” which restricts the ability of other lenders to consolidate student loans away from a lender that owns all of a particular borrower’s loans.

Market Participants

Participants in FFELP include:

•	Eligible Lenders. Eligible lenders registered with the DOE originate and/or purchase FFELP loans and receive interest subsidy payments, SAPs and default reimbursement. Eligible lenders include banks, savings and loan associations, credit unions, pension funds, insurance companies, student loan companies, schools and, under certain circumstances, guaranty agencies. In addition, other entities that do not meet the definition of “eligible lender” can effectively participate through trust arrangements with entities that do not meet the definition.

•	Servicers. Servicing of student loan assets is critical for FFELP lenders because the guarantee is conditioned on the loans being administered in accordance with DOE and guaranty agency requirements. Proper servicing of a student loan is also required in order to maintain eligibility for SAPs and interest subsidy payments.

•	Guaranty Agencies. Guaranty agencies reimburse lenders for losses on defaulted student loans. These guaranty agencies are non-profit institutions or state agencies that have entered into federal reinsurance contracts with the DOE pursuant to the Higher Education Act. Guaranty agencies reimburse eligible lenders from reserve accounts established for this purpose. The guaranty agency, in turn, receives reimbursement of up to 95% of its payments to lenders from the DOE.

•	Department of Education. The DOE’s regulations provide a number of incentives to student loan market participants. The DOE provides eligible private lenders with an incentive to lend to students by reinsuring guarantors for a portion of their default reimbursements to lenders. When applicable, it also pays SAPs to ensure that the lender earns a competitive return. The DOE provides eligible borrowers with an incentive to borrow by providing interest subsidies and capped interest rates.

Regulatory Requirements

The guarantee and the lender’s right to subsidy payments on FFELP loans is conditioned on compliance with requirements set by the DOE and guaranty agencies. FFELP loans that are not administered in accordance with DOE regulations risk loss of their guarantee and subsidies, in full or in part. The most common reason for loss of guarantee or subsidies on a loan is violations of federal regulations requiring certain collection steps, such as collection letters and phone calls for loans that become delinquent. Regulations also authorize the DOE and guaranty agencies to limit, suspend or terminate lenders’ participation in FFELP, as well as authorize the DOE to impose civil penalties, if lenders violate certain program regulations. We engage independent third parties to conduct compliance reviews, as required by the DOE, with respect to our student loan portfolio.

School eligibility requirements, including default rate limits, have been implemented by the DOE. In order to maintain eligibility in the FFELP, schools must maintain default rates below specified levels.

Reauthorization and Proposed Regulatory Changes

The Higher Education Act, and as a result FFELP, is subject to comprehensive reauthorization every five years. The Higher Education Act is scheduled to expire on September 30, 2004, and reauthorization is currently under consideration by the United States Congress. In advance of that reauthorization, Congress has passed legislation to tie the yield on FFELP loans to commercial paper rates. This change is expected to enhance the current market stability in the student lending arena. Changes in the Higher Education Act made in the two most recent reauthorizations have included reductions in student loan yields paid to lenders, increased fees paid by lenders and a decreased level of guarantee.

Additionally, funds for payment of interest subsidies and other payments under FFELP are subject to annual budgetary appropriation by Congress. In recent years, federal budget legislation has contained provisions that have restricted payments made under FFELP to achieve reductions in federal spending.

Federal Direct Loan Program

In 1992, Congress created the William D. Ford Federal Direct Loan Program, the FDLP. Under FDLP, the DOE makes loans directly to student borrowers attending schools that choose to participate in the program. The Direct Lending Consolidation Loan Program, DLCP, following its enactment, grew rapidly because of the ability to consolidate FFELP loans into the DLCP, while FFELP lenders could not consolidate FDLP loans into FFELP loans. With a limited number of lenders focused on originating consolidation loans and the great appeal of the product to student borrowers, there was demand for private sector consolidation loans, and private lenders were given the right to consolidate DLCP loans in 1998.

Alternative Supplemental Loans

While the alternative supplemental student loan market is small in comparison to the federal student loan market, significant increases over the past three years reflect a growing reliance on private borrowings as an alternative to guaranteed student loans. This is partly because Congress has not raised borrowing limits on guaranteed student loans since 1992. We believe that the alternative supplemental student loan market will continue to fill the gap between the cost of education and the amount of funding available to pay that cost through guaranteed student loans.

Industry Growth

Demand for student loans is highly correlated to growth in the cost of and demand for college education, which is expected to continue to increase over the next 10 years. Projections from the National Center for Education Statistics indicate that school enrollment will continue to reach record levels over the next nine years. From 2002 to 2012, total college enrollment is projected to increase by a total of 13% to 17.7 million students in 2012. Total college enrollment in 2000 reached a new record of approximately 15.3 million students. Tuition increases have far outpaced growth in personal and family income over the past two decades, and the need for federal and private student aid has increased dramatically. Average tuition at both public and private institutions more than doubled from 1981 to 2002, while the median family income has been relatively stagnant, increasing just 25% during the same period.

In 1992, Congress last raised federal loan limits. In the 1991-1992 school year, FFELP loans, excluding consolidation loans, were $14.0 billion. Total FFELP loans, excluding consolidation loans, grew to $30.4 billion in the 2001-2002 school year. In connection with the proposed reauthorization of the Higher Education Act, Congress is considering raising federal loan limits again, which may result in increased demand for federal student loans.

Our Strengths

Our management team has created a company that offers a full array of guaranteed student loan products. Our portfolio of student loans continues to grow and we expect it to provide substantial future cash flow. We believe the following factors will continue to be instrumental in maintaining our growth and securing our position in the student loan industry:

•	Predictable cash flow from a high quality loan portfolio;

•	Multi-channel loan origination;

•	Strong marketing alliances;

•	Access to cost-efficient, flexible financing; and

•	Experienced management team.

Predictable cash flow from a high quality loan portfolio

As of September 30, 2003, we held $2.7 billion of student loans on our balance sheet, of which more than 99% are guaranteed FFELP loans. We expect this portfolio to generate predictable cash flows for the duration of the loan portfolio, which is currently approximately 21 years. FFELP loans carry a guarantee of at least 98% on the principal and accrued interest. As of September 30, 2003, less than 1%, or $9.9 million, of our portfolio, consisted of alternative supplemental loans. These loans are fully guaranteed by The Education Resource Institute, Inc., or TERI, a third party guaranty agency.

Multi-channel loan origination

We have developed a highly diversified marketing strategy which allows us to market our products and services through four channels, including strategic alliances, school preferred lender-lists, direct marketing to consumers and secondary market acquisitions. A multiple channel origination strategy limits our reliance on any one source, permits greater penetration into the student loan market, reduces seasonality of loan originations and enables us to customize our marketing approach to each market segment we serve.

Strong marketing alliances

We have forged strong marketing relationships with third parties to leverage their marketing platforms and access their established and growing customer bases. These entities conduct business with us because of our expertise in providing a full array of student loan products and services, our reputation and our competitive compensation arrangements. We partner with these entities by creating and managing marketing campaigns geared towards their existing and targeted customers. We then purchase the resulting completed loan applications. Through these marketing relationships, we are able to access a large number of borrowers without incurring the incremental overhead costs of hiring additional sales and marketing employees.

Access to cost-efficient, flexible financing

We have access to a warehouse loan facility of $500 million which, subject to lender approval, may be increased to $1.2 billion. We use this facility to fund the origination and purchase of student loans. Our warehouse loan capacity allows us to fund and pool student loans until we aggregate sufficient volume to access the securitization markets for more cost-efficient financing.

Experienced management team

Our executive management team has extensive experience in all aspects of the student loan industry, including marketing, financing, securitizing, servicing and processing. Prior to forming Education Lending Group, our CEO, Robert deRose, was a founder, president and chief executive officer of American Express

Educational Loans. Michael H. Shaut, our President and COO, was the president and chief executive officer of Student Loan Funding Resources, Inc. prior to its acquisition by Sallie Mae. Other members of our executive management team have significant experience in the student loan industry.

Our Strategy

Our objective is to strengthen our position as a leader in delivering student loan products, services and solutions directly to consumers in the medium of their choice. We believe that we can accomplish our objective by pursuing the following key strategies:

•	Vertically integrate our student loan business. In order to provide end-to-end services to the student loan industry, we intend to develop our own servicer to service some of our loans. By offering schools a consistent interface for the duration of the loan, we expect to enhance our ability to drive business through our marketing channels.

•	Increase market share by diversifying product and service offerings. We continue to develop innovative, value-added products and services, such as proprietary alternative supplemental loans, our School as Originator program, electronic entrance and exit interviews and loans for foreign students enrolled at schools in the United States. Through these efforts, we expect to be added to more school preferred lender-lists by meeting their demand for diversified products.

•	Further leverage our direct marketing to consumers channel to increase our presence in the graduate school lending and PLUS programs. We intend to market our graduate school and PLUS loans directly to students and parents in the medium of their choice. By utilizing technology such as e-application, online pre-approval and e-signature, all of which expedite the application process, we expect to drive additional volume through our direct marketing to consumers channel.

•	Establish additional strategic alliances. We intend to enter into new strategic alliances with financial services companies and other associations with greater access to consumers we do not actively target. We partner with these companies because we expect to leverage their existing relationships to access a large number of borrowers without incurring the incremental overhead costs of hiring additional sales and marketing employees.

•	Selectively make acquisitions. We intend to pursue strategic acquisitions that would increase loan originations and advance our efforts to vertically integrate our business. During the normal course of our business, we evaluate acquisition opportunities as they arise.

Our Products and Services

We market our products and services through four channels:

•	Strategic alliances and other marketing relationships;

•	School preferred lender-lists;

•	Direct marketing to consumers; and

•	Secondary market acquisitions.

Strategic Alliances and Other Marketing Relationships

We have forged strong marketing relationships with third parties to leverage their marketing platforms and access their established and growing customer bases. Currently, we have relationships with 10 third parties that market our guaranteed consolidation, Stafford and PLUS loans to potential and existing borrowers. These marketing partners provide services including marketing our federal consolidation loans offered and originated under FFELP and providing us with qualified leads to prospective loan applicants. The term of the agreement and the termination rights of the parties vary, but generally, the parties have the right to terminate upon the occurrence of material breach, regulatory changes and bankruptcy. Each party has agreed to indemnify the other in connection with their activities under the agreement, subject to certain limitations.

These entities conduct business with us because of our expertise in providing student loan products and services, our reputation and our competitive compensation arrangements. We partner with these entities by creating and managing marketing campaigns geared towards their existing customers. We then purchase the resulting completed loan applications. Through these marketing relationships, we are able to access a large number of borrowers without incurring the incremental overhead costs of hiring additional sales and marketing employees.

School Preferred Lender-Lists

Consolidation Loan Originations.  We also use the school preferred lender-list channel to market our Consolidation Assistance Program® (CAP) to targeted educational institutions and related alumni associations. In this channel our primary target borrowers are current students and recent graduates. We believe our easy application process is attractive to many potential borrowers. We provide a streamlined consolidation loan process, expert assistance and competitive borrower benefits programs to help borrowers take advantage of the simplicity and money management advantages of the federal consolidation loan program.

Stafford and PLUS Loan Originations.  We originate student loans through the school preferred lender-list marketing channel. We have a national sales force of experienced professionals in the field that focus on implementing this strategy by educating college financial aid officers about us and offering our products and services to them in order to be added to the school’s preferred lender-list. This preferred lender-list participation drives Stafford and PLUS loan volume from the students and parents who select their lender from the school’s preferred lender-list.

Preferred lender-lists came to prominence in the student loan industry in the early 1990’s by streamlining the student lending process, which had been unwieldy and heavily paper intensive. Financial aid offices had little control over where their students were obtaining their loans. Schools created preferred lender-lists to simplify the administration of the program in financial aid offices. Many schools like to have preferred lenders because these lenders typically provide the school with products and services that ease the financial aid process for their students and help reduce the workload for the financial aid office.

The following is an example of the lender-list loan origination process:

•	a high school student receives an award letter from the college he/she has chosen to attend;

•	the letter provides information on financial aid awarded to the student and eligibility for guaranteed Stafford loans and the availability of PLUS loans;

•	the letter informs the student how to apply for student loans and provides a list of lenders endorsed by the school to fund the necessary loans; and

•	the student signs the award letter and selects a lender from the list.

In this channel, our objective is to be included on a school’s preferred lender-list. We are currently on the preferred lender-list at over 380 schools and expect to be included on the preferred lender-list for more than 450 schools by the end of 2004. Being on a preferred lender-list at an educational institution provides us an opportunity to generate more student loans, primarily federal Stafford and PLUS loans, at that institution than we otherwise would if we were not on the preferred lender-list. By the end of 2004, we intend to establish relationships with an additional 150 schools that will process our loan applications from their students even though we are not included in their preferred lender- list. The school preferred lender-list business is seasonal as the majority of the loans are originated in the August/September/October and January/February/March time frames, which corresponds to the college disbursement calendar.

Diversified Products and Services.  We use the school preferred lender-list channel to market our Grad Partners® School as Originator Program to targeted graduate schools, our electronic entrance and exit interviews and our loans for foreign students enrolled in schools in the United States.

Direct Marketing to Consumers

The student loan marketplace is evolving. As a result of technological innovations such as electronic processing of loan applications, electronic disbursements and e-signatures, we believe that marketing of student loans is likely to begin to move away from marketing channels, such as schools’ preferred lender-lists, to more direct marketing to consumers. This is evident in the recent emergence of direct marketing of consolidation and PLUS loans to parents. Once it was evident that the process did not intrude on the financial aid office, and in fact enhanced administration of financial aid, resistance to direct marketing of PLUS loans diminished.

We view student loans as consumer loans that can be originated in any fashion convenient for the student, parent or school. We market some of our products and services, such as consolidation and PLUS loans directly to students, parents and alumni associations utilizing our website, web advertising, print advertising and direct mail. A large portion of our direct marketing to consumers is geared towards driving calls from eligible borrowers to our Education Finance CenterSM where callers receive information specific to their eligibility for different loan programs. All of our Education Finance CenterSM associates are trained education finance specialists. Each associate participates in intensive training developed with the assistance of our advisory board of financial aid administrators. We attempt to operate our Education Finance CenterSM like a school financial aid office. Our associates take an easy-to-understand, engaging approach to education finance. They provide parents and students specific, concise and accurate financial aid information. They can typically qualify a borrower over the phone for consolidation, Stafford and PLUS loans in less than 10 minutes. Additionally, the availability of e-application and e-signature expedites the application process. In order to build this channel to scale, we will continue to work closely with financial aid offices to insure conformity to their internal systems for Stafford and PLUS loans.

Secondary Market Acquisitions

Since September 2001, we have used this channel to purchase additional student loan volume. After a lender makes a loan, the lender can either hold the loan and collect it or sell the loan in the secondary market. Many FFELP lenders sell their loans. As a result, there is a robust secondary market for student loans.

We fund our acquisitions of loans in the secondary market through our commercial warehouse line of credit and from direct access to the asset-backed securitization marketplace. On our secondary market purchases, we earn income on the portfolio based on the difference between the student loan borrower rate and the interest cost of our borrowings under the commercial warehouse line of credit or asset-backed securitization market, plus the amortization expense of the acquisition cost of the portfolio. We intend to maximize revenue and build our balance sheet over time by holding most of the acquired student loans. Our management team has extensive experience in buying student loans in the secondary market.

Our Competition

In the FFELP market, we face significant competition from numerous competitors, including SLM Corporation, the parent company of Sallie Mae. SLM Corporation’s subsidiaries collectively service nearly one-half of all outstanding FFELP loans and constitute the largest holder of student loans, with a managed portfolio of approximately $85 billion as of September 30, 2003. Another major competitor, Student Loan Corporation, originates, holds and services federally sponsored student loans under FFELP and also holds student loans that are not insured under FFELP. Through a series of acquisitions and mergers, Nelnet, Inc. has substantially expanded its presence in the student loan business as an originator, holder and servicer of student loans. They offer a range of financial services and technology-based products, including student loan origination and a suite of internet-based software solutions.

The market for consolidation loans has generally not been not as competitive as the market for other guaranteed loans primarily because many market participants are not long-term holders of student loans. Additionally, those lenders who are long-term holders of loans in repayment have traditionally avoided the consolidation market because they found it less attractive than holding their existing loans without consolidation. However, many of these banks and secondary market holders recently have begun to engage in defensive consolidations. They consolidate loans for borrowers in their portfolio who ask for consolidation and extended repayment.

As interest rates have fallen and the market for consolidation loans has increased, new companies have entered the business of directly marketing to consumers who are eligible for consolidation of their student loans. The DOE also offers consolidation loans and has marketed this product widely in prior years, primarily through the Internet. However, they have recently reduced their marketing relating to consolidation loans. Since 2001, private market lenders like Collegiate Funding Services, LLC, (CFS), have been able to market consolidation loans to DOE Loan Program borrowers. CFS continues to be one of the largest new competitors in the consolidation loan market. Other potential competitors in this arena include larger banks, which hold their student loan portfolios into repayment. Several of these larger banks, which are significant originators of FFELP volume, buy their consolidation volume rather than market the product themselves. In addition, there are several new market entrants looking to take advantage of the favorable interest rate environment. In July of 2002, Sallie Mae began actively marketing consolidation loans and, as a result of its substantial market presence, it quickly became the leading originator in the consolidation marketplace.

We also face competition from the FDLP. Under FDLP, the DOE makes loans directly to student borrowers through the educational institutions they attend. The volume of student loans made under FFELP and available for us to originate or acquire may be reduced to the extent loans are made to students under FDLP. In addition, if FDLP expands, we may experience reduced economies of scale, which could adversely affect our earnings. Loan volume reductions could further reduce amounts received by the guaranty agencies available to pay claims on defaulted student loans.

We also face intense competition from other student loan companies and financial institutions that originate or purchase guaranteed and alternative supplemental student loans. As we seek to further expand our business, we will face numerous other competitors, many of whom are already well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. In addition, several of our competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are. Additionally, some of our competitors have captive servicers.

Employees

At September 30, 2003, we employed approximately 102 full-time employees and one part-time employee. None of our employees are unionized, and we believe that our relations with our employees are good.

Description of Property

San Diego, California

Our executive offices are located in San Diego, California. Prior to February 1, 2002, our office space comprised a total of approximately 1,981 square feet. The premises were subject to a lease dated March 17, 1999 that would have expired on March 16, 2004, under which we are the tenant. The annual rent was approximately $51,110, in addition to pass-through expenses for utilities, increases in real estate taxes, assessments and increases in insurance.

In order to accommodate our growing San Diego office needs, we entered into a new lease for additional office space in the same office complex as our current executive offices. Effective on February 1, 2002, we entered into a new combined lease that comprises a total of 7,537 square feet. The lease expires on January 31,

2005 and had annual rent of $235,154 for the first year, $244,560 for the second and $254,343 for the third and final year, in addition to the pass-through expenses set forth above. On January 1, 2003, we added an additional 1,544 square feet under the current lease on the same terms and conditions. The combined lease is now for 9,081 square feet at an annual rent of $294,660 in 2003 and $306,444 for the balance of the term. We have the right to renew the new lease for an additional five-year period.

Cincinnati, Ohio

We lease additional office space in Cincinnati, Ohio. The office space currently comprises approximately 4,728 square feet. These premises are subject to a lease that expires on March 31, 2007. The annual rent through March, 2003 was $54,372 and then increased to $56,736 annually for the remainder of the lease. On September 15, 2002, we entered into a second office lease for an additional 4,728 square feet in the same building as the existing lease. This second office lease expires on March 31, 2007. The annual rent during the term is $58,154.

Legal Proceedings

We may be subject to various claims, lawsuits and proceedings that arise in the ordinary course of business from time to time. Currently there are no claims or legal proceedings against us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Robert deRose	56	Chairman of the Board of Directors and Chief Executive Officer
Michael H. Shaut (3)	53	President, Chief Operating Officer and Director
James G. Clark	44	Executive Vice President and Chief Financial Officer
Douglas L. Feist	56	Executive Vice President, Secretary and General Counsel
Fabrizio Balestri	49	President and Chief Executive Officer, Student Loan Xpress, Inc.
Sam Belzberg (1)(2)(3)(4)	75	Director
C. David Bushley (3)	60	Director
Richard J. Hughes (1)(2)(4)	48	Director
Leo Kornfeld (2)	80	Director
Jeffrey E. Stiefler (1)(4)	57	Director

(1)	Member of Audit Committee
(2)	Member of Board Nomination Committee
(3)	Member of Compensation Committee
(4)	Member of Ethics Committee

Robert deRose, Age 56, Director since 1999; our Chairman of the Board of Directors and Chief Executive Officer. Mr. deRose has been our Chief Executive Officer since April 1999 and was our President from April 1999 until March 1, 2001. Mr. deRose was the president and chief executive officer of American Express Educational Loans, one of the largest student financial aid lenders in the country, from October 1995 through January 1998 and continued to provide consulting services through April 1999. Mr. deRose founded The Educational Funding Company LLC (American Express Education Loans) and developed innovative direct marketing programs in telemarketing, direct mail and e-commerce. Mr. deRose is currently a director and president of the Survivors Rehabilitation Foundation and The deRose Foundation.

Michael H. Shaut, Age 53, Director since 2001; our Director, President and Chief Operating Officer and President of Education Lending Services, Inc. and Education Funding Resources, LLC, our wholly owned subsidiaries. Mr. Shaut has been our President and Chief Operating Officer since March 1, 2001 and has been President of Education Lending Services, Inc. since its incorporation on October 3, 2000. Mr. Shaut was formerly the president and chief executive officer of Student Loan Funding Resources, Inc., an originator and secondary market purchaser of guaranteed and alternative supplemental student loans, from 1999 until October 2000. Mr. Shaut was instrumental in selling the company to Student Loan Marketing Association (Sallie Mae) in 2000. Mr. Shaut was president of Education Planning Services, Inc., a joint venture company with Arthur Anderson, LLC, focused on providing strategic consulting services to the higher education finance community, during 1998 and 1999. From December 1995 through June 1998, Mr. Shaut was executive vice president and chief operating officer of The Student Loan Funding Corporation (now known as Student Loan Funding Resources, Inc.) where Mr. Shaut managed the day to day operations of the company.

James G. Clark, Age 44, our Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Financial Officer of our subsidiaries, Education Lending Services, Inc., Student Loan Xpress, Inc. and Education Funding Resources, LLC. Mr. Clark has been our Chief Financial Officer since April 1999, Executive Vice President since March 1, 2001 and Executive Vice President and Chief Financial Officer of Education Lending Services, Inc., Student Loan Xpress, Inc. and Education Funding Resources, LLC since their incorporation or formation. Mr. Clark was formerly the chief financial officer of DTS Communications, Inc., a software development company providing electronic closing services to the real estate industry, from May 1996 until February 1998. As chief financial officer, Mr. Clark was responsible for all of the financial affairs of DTS, including budgeting, banking, cash management, investor relations, insurance and financial reporting. Mr. Clark was also responsible for developing and implementing the company’s procedures in the areas of purchasing, collections/accounts receivable, inventory, credit approval, payroll/human resources, payment terms and travel.

Douglas L. Feist, Age 56, our Executive Vice President, Secretary and General Counsel and Executive Vice President and Secretary of Education Lending Services, Inc, Student Loan Xpress, Inc. and Education Funding Resources, LLC. Mr. Feist has been our Secretary and General Counsel since April 1999, Executive Vice President since March 1, 2001 and Executive Vice President and Secretary of Education Lending Services, Inc., Student Loan Xpress, Inc. and Education Funding Resources, LLC since their incorporation or formation. Mr. Feist was a senior vice president and general counsel of UBL Financial Corporation, an insurance services holding company, from February 1993 through December 1998. Mr. Feist joined at The Educational Funding Company LLC (American Express Educational Loans) in October 1995 as an owner, senior vice president and general counsel. Mr. Feist currently serves as a director for Gordon Composites, Inc., Datavision Technologies Corporation and Nytro Multisport Technology, Inc. and is the sole director and officer of Douglas L. Feist Professional Corporation.

Fabrizio Balestri, Age 49, President and Chief Executive Officer of Student Loan Xpress, Inc. since January 1, 2002. Along with Mr. deRose, Mr. Balestri was the founder of The Educational Funding Company LLC which was sold to American Express Company in 1998 and renamed American Express Educational Loans. Mr. Balestri was the senior vice president of Institutional Sales at American Express Educational Loans. Prior to that, Mr. Balestri spent 14 years with Sallie Mae where he held various positions, including assistant vice president and director of the Western Region, Director of Sales & Technology Partners Products, and Director of Customer Service, Client Services.

Sam Belzberg, Age 75, Independent Director since 2001 and Chairman of the Board Nomination Committee. Mr. Belzberg has been president of Gibralt Capital Corporation, a Canadian private investment company which, through its affiliates, has an equity interest in several private and public operating companies as well as significant real estate holdings since 1991. Prior to 1991, Mr. Belzberg was chairman and chief executive officer of First City Financial Corporation Ltd., a seven billion-dollar (Canadian dollars) full service financial institution founded by Mr. Belzberg. Mr. Belzberg is chairman of the Dystonia Medical Research Foundation, founded by he and his wife in 1977, and Chairman of the Simon Wiesenthal Center of Los Angeles. Mr. Belzberg also serves as a director of e-Sim Ltd., of Jerusalem, Israel and Diomed Inc.

C. David Bushley, Age 60, Independent Director since 2003 and Chairman of the Compensation Committee. Mr. Bushley is the National Compensation Practice Leader—Financial Services for Mellon Human Resources & Investor Solutions, a division of Mellon Financial, the world’s fourth largest human resources consulting company. Mr. Bushley specializes in creating compensation and performance management programs for companies undergoing change through mergers, acquisitions, divestitures and private equity spin-offs, with a focus on financial services companies. Mr. Bushley has served in this capacity with Mellon since 2002, and with several of its predecessors since 1996. Prior to 1996, Mr. Bushley served as chief financial officer of Amdura, a public manufacturing company, and held executive positions in lending and mortgage banking, including president of Merrill Lynch Mortgage and president of National City Mortgage. Mr. Bushley’s prior managerial responsibilities include credit risk management, financial analysis and management reporting. Mr. Bushley is a Certified Management Accountant.

Richard J. Hughes, Age 48, Independent Director since 2002 and Chairman of the Audit Committee. Since 1997, Mr. Hughes has been the chief executive officer of Milestone Equities LLC, a privately held strategic financial ventures firm that has principally focused on leveraged buyout transactions and rollups of mid-cap companies. Milestone is involved in the creation and financing of startup software companies. From 1983 through 1996, Mr. Hughes was a partner with KPMG, a public accounting firm, where he had extensive experience with companies in the financial, manufacturing, information technology and bioscience industries, with his primary focus on financial services companies. He specialized in providing consulting services related to mergers, acquisitions and reorganizations. Among his managerial responsibilities were quality assurance and assessment, risk management, financial forecasting and reporting and recruiting. Mr. Hughes is a Certified Public Accountant.

Leo Kornfeld, Age 80, Director since 2001. Mr. Kornfeld joined us as a consultant in August 2001 and has been Executive Vice President of Education Lending Services, Inc. since November 2002. Mr. Kornfeld has been President of Kornfeld & Associates, an education consulting firm, since 1996. Appointed by President Clinton, Mr. Kornfeld served as a Senior Advisor to the Secretary of Education from 1993 to 1996 where he assisted the Secretary in re-engineering student lending by developing and operating the Direct Student Loan Program. During his years at the Department of Education, Mr. Kornfeld also served as chief information officer. Mr. Kornfeld was a presidential appointee during the Carter Administration and was responsible, as Deputy Commissioner, for the Student Financial Aid Program. Mr. Kornfeld has also held senior executive positions in various corporations, including Citicorp and Automatic Data Processing.

Jeffrey E. Stiefler, Age 57, Independent Director since 2003 and Chairman of the Ethics Committee. Mr. Stiefler is currently chairman, president and chief executive officer of Digital Insight, Inc. Mr. Stiefler has been an advisor to North Castle Partners, a private equity firm, since November 2001. Prior to that, Mr. Stiefler was an operating partner of McCown De Leeuw & Co., a private equity firm, from 1996 to 1999. Mr. Stiefler was also chairman of International Data Response Corporation, a direct marketing and customer service outsourcing business and a portfolio company of McCown De Leeuw & Co., from 1996 to 1999 and chairman of Outsourcing Solutions, Inc., an accounts receivable management outsourcing business and portfolio company of McCown De Leeuw & Co., from 1997 to 1998. Outsourcing Solutions, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code in May 2003. Mr. Stiefler was president of American Express Company from 1993 to 1995 and served on the board of directors.

Board Composition and Committees

Our Board of Directors currently consists of seven Directors. Each Director serves for a one year term and until a successor is duly elected and qualified, or until his earlier resignation or removal. Four of our directors have been determined by the Board to meet current Nasdaq independence standards.

The Board of Directors has established four committees—an Audit Committee, a Compensation Committee, a Board Nomination Committee and an Ethics Committee. To satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002, recently adopted accounting rules and proposed Nasdaq listing standards, we may be required to reconfigure the makeup of our Board Nomination Committee and Compensation Committee.

Audit Committee

The Audit Committee oversees our corporate accounting, reporting and financial and internal control practices. The Audit Committee directly oversees the independent auditors and our financial and accounting management. The members of the Audit Committee are Richard J. Hughes, as chairperson, Samuel Belzberg and Jeffrey E. Stiefler. All of the members of the Audit Committee are independent, as that term is defined under Rule 4200(a)(14) of the National Association of Securities Dealers’ listing standards.

Board Nomination Committee

The Board Nomination Committee recommends candidates to the Board of Directors for nomination as Directors and Board committee members and assists the Board of Directors in determining whether candidates and current Board members meet the criteria for independence required by Nasdaq. The members of the Board Nomination Committee are Samuel Belzberg, as chairperson, Richard J. Hughes and Leo Kornfeld.

Compensation Committee

The Compensation Committee makes recommendations regarding executive and Director compensation and approves and evaluates our Director and officer compensation plans, policies and programs. The members of the Compensation Committee are C. David Bushley, as chairperson, Samuel Belzberg and Michael H. Shaut.

Ethics Committee

The Ethics Committee will recommend to the Board of Directors a code of ethics policy for our senior financial officers, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar duties and promotes the professional and ethical conduct of our Directors and officers. The members of the Ethics Committee are Jeffrey E. Stiefler, as chairperson, Samuel Belzberg and Richard J. Hughes.

Compensation Committee Interlocks and Insider Participation

No member of our Board of Directors or of our compensation committee serves as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as members of our Board of Directors or compensation committee.

Director Compensation

Our Independent Directors receive $5,000 annually for their participation on the Board. No other Directors receive compensation for their services as Directors. Some Independent Directors are granted options under our Stock Option Plan for their services as Directors as determined by the Compensation Committee. We do not pay Independent Directors an additional fee for attending meetings of the Board of Directors or committee meetings.

EXECUTIVE COMPENSATION

The following table sets forth the compensation received for the three years ended December 31, 2002, 2001, and 2000 by our Chief Executive Officer and the four other persons who were, the most highly compensated executive officers of Education Lending Group or of our subsidiaries.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Shares of Common Stock Underlying Options/Warrants	All Other Compensation
Robert deRose	2002	$237,500	$328,684	$—	—	$—
Chairman and Chief	2001	162,500	—	—	435,000	—
Executive Officer	2000	150,000	—	—	100,000	—

Michael H. Shaut	2002	$262,500	$361,552	—	—	—
President and Chief	2001	131,250	—	—	935,000	—
Operating Officer	2000	—	—	—	500,000	—

James G. Clark	2002	$147,500	$163,027	—	—	—
Executive Vice President	2001	102,500	—	—	63,637	—
and Chief Financial Officer	2000	90,000	—	—	15,000	—

Douglas L. Feist	2002	$150,000	$161,555	—	—	—
Executive Vice President,	2001	23,333	—	—	106,858	—
Secretary and General Counsel	2000	—	—	—	15,000	—

Fabrizio Balestri	2002	$180,000	$23,901	—	150,000	—
President and Chief Executive	2001	—	—	—	—	—
Officer, Student Loan Xpress, Inc.	2000	—	—	—	—	—

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options for the named executive officers during the year ended December 31, 2002.

Name	Number of Shares of Common Stock Underlying Options/Warrants Granted(1)	Percent of Total Options Granted in Fiscal Year to Employees	Exercise or Base Price	Closing Price on Grant Date(2)	Expiration Date
Robert deRose	—	—	—	—	—
Michael H. Shaut	—	—	—	—	—
James G. Clark	—	—	—	—	—
Douglas L. Feist	—	—	—	—	—
Fabrizio Balestri	150,000	15.3%	$2.00	$2.20	1/1/12

(1)	Options granted in 2002 were granted under our Stock Option Plan. In general, options subject to a vesting schedule vest over a three-year period, with one-third of the options vesting on each anniversary of the grant date.
(2)	Closing price of a share of our common stock on December 31, 2001. Options were granted on January 1, 2002.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 2002 for the named executive officers.

Name	Number of Shares Acquired On Exercise	Value Realized(1)	Number of Shares of Common Stock Underlying Unexercised Options/ Warrants at December 31, 2002 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/Warrants at December 31, 2002 Exercisable/ Unexercisable(2)
Robert deRose	35,000	$100,100	500,000 / —	$1,127,000 / —
Michael H. Shaut	—	—	623,333 / 411,667	1,504,599 / 1,133,801
James G. Clark	—	—	78,637 / —	187,329 / —
Douglas L. Feist	—	—	111,858 / 10,000	276,677 / 1,400
Fabrizio Balestri	—	—	50,000 / 100,000	107,000 / 214,000

(1)	Represents the difference between the option exercise price and the last sale price of a share of common stock of Education Lending Group as reported on The OTC Bulletin Board on the date prior to exercise.
(2)	Based on the closing price of a share of our common stock of $4.14 as reported on The OTC Bulletin Board on December 31, 2002 less the exercise price of the option or warrant.

Employment Agreements with Executive Officers and Employee Benefit Plans

Employment Agreements

On September 15, 2001, we entered into executive employment agreements with Robert deRose, Michael H. Shaut, James G. Clark, and Douglas L. Feist. Each agreement provides for the executive’s employment as an executive officer of Education Lending Group and continues through June 30, 2003 and automatically renews for one year terms unless terminated prior to March 31. On June 30, 2003, the agreements were renewed until June 30, 2004 pursuant to the provisions of those agreements.

The agreements provide for annual base compensation and certain fringe and other employee benefits that are made available to executive officers of Education Lending Group. The annual base compensation for each executive is as follows: Robert deRose—$260,000; Michael H. Shaut—$286,000; James G. Clark—$162,750; and Douglas L. Feist—$168,000. Additionally, each Executive has a right to participate in our incentive plan on such terms and with such target maximum incentive bonuses as the Compensation Committee may determine and as approved by the Board of Directors.

The amount of each Executive’s bonus is set forth in the Summary Compensation Table included in this section. In 2002, we paid incentive-based bonuses to employees in the amount of $2.1 million. The Compensation Committee, consisting of C. David Bushley, Samuel Belzberg and Michael H. Shaut, makes recommendations regarding executive compensation and benefits and is responsible for establishing compensation and benefits policies for our executive officers that are consistent with our goals and business strategy. The annual bonuses for executive officers are based on Education Lending Group’s operating results (including the growth of student loans on our balance sheet), the operating results of our subsidiaries and the individual performance of the Executive.

If Education Lending Group terminates the Executive’s employment for “cause” (as defined in the agreements), the Executive will be entitled to receive any unpaid base salary earned through the date of termination and any compensation to which the Executive is entitled as of the date of termination pursuant to any annual incentive compensation plan in effect.

In the event of the Executive’s death, the Executive’s estate is entitled to his unpaid base salary, any compensation to which the Executive is entitled as of the date of death pursuant to any annual compensation plan in effect, and a lump sum equal to the annual base salary as in effect at the time.

In the event of the Executive’s disability, the Executive, or, if applicable, his estate, is entitled to all of the Executive’s base salary and any annual incentive plan compensation to which the Executive would have been entitled had the Executive continued to be actively employed to the earliest of (i) the first anniversary of the Termination Date (as defined in the agreements), (ii) the date of the Executive’s death, or (iii) the Executive’s Scheduled Retirement Date (as defined in the agreements).

If Education Lending Group terminates the Executive without cause, Mr. deRose and Mr. Shaut are entitled to any unpaid base salary, any compensation to which they are entitled as of the date of termination pursuant to any annual compensation plan in effect, a lump sum equal to one and one-half times the sum of the dollar amount of the highest annual base salary that was payable to each of them at any time under the agreements plus the dollar amount of each of their annual bonus, eighteen months of health and life insurance coverage and a payout of all benefits accrued under any supplemental executive retirement plan and/or non-qualified deferred compensation plan. Mr. Clark and Mr. Feist are entitled to the same benefits, except their lump sum payment is equal to one times the sum of the dollar amount of the highest annual base salary that was payable to each of them at any time under the agreements. Additionally, all stock options held by the Executive will vest and become exercisable.

If Education Lending Group terminates the Executive during the two-year period after a change in control (as defined in the agreements), Mr. deRose and Mr. Shaut are entitled to any unpaid base salary, any compensation to which each of them is entitled as of the date of termination pursuant to any annual compensation plan in effect, a lump sum equal to two times the sum of the dollar amount of the highest annual base salary that was payable to each of them at any time under the agreements plus the dollar amount of each of their annual bonus, two years of health and life insurance coverage, and continued coverage and participation in all retirement plans for two years. Mr. Clark and Mr. Feist are entitled to the same benefits, except their lump sum payment is equal to one times the sum of the dollar amount of the highest annual base salary that was payable to each of them at any time under the agreements. Additionally, all stock options held by the Executive will vest and become exercisable.

The agreements also contain a confidentiality clause, a non-solicitation clause and a one-year non-competition clause.

Equity Compensation Plan Information

Our Stock Option Plan provides for the grant of incentive stock options and non-qualified stock options to our officers, Directors and employees selected by the Board of Directors and/or the Compensation Committee. The term of the Stock Option Plan is set by the Compensation Committee and may not exceed 10 years from the date of the plan’s approval. The Compensation Committee also sets the term of the options granted under the plan. The purpose of the Stock Option Plan is to recognize and compensate officers, Directors and selected employees who contribute to our development and success, to maintain our competitive position by attracting and retaining our employees, to provide incentive compensation to officers and key employees based upon our performance and to encourage our officers, Directors and employees to acquire a proprietary and vested interest in our growth and performance.

The following table shows the number of securities to be issued upon the exercise of outstanding options, warrants and rights, the weighted average exercise price of the outstanding employee options and the number of securities remaining available for future issuance under all of the our equity compensation plans as of September 30, 2003. The Compensation Committee has recommended an increase in the amount of shares reserved for issuance under the Stock Option Plan to 4,000,000. This increase is subject to Board of Director and stockholder approval.

	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	2,574,719	$2.85	—
Equity compensation plans not approved by stockholders	—	N/A	—

Total	2,574,719	$2.85	—

RELATED PARTY TRANSACTIONS

Douglas L. Feist, our Executive Vice President, Secretary and General Counsel, is the sole owner of the Law Offices of Douglas L. Feist Professional Corporation (aka “Douglas L. Feist Professional Corporation”), a firm that provided legal services to us in 2001 for $132,882 in legal fees.

Leo Kornfeld, a Director of Education Lending Group since August 2001, is the President of Kornfeld & Associates, an education consulting firm that provided consulting services to a subsidiary of Education Lending Group in 2001 and 2002. Through October 31, 2002, we paid Mr. Kornfeld $90,000 in consulting fees. Mr. Kornfeld became an employee of Education Lending Services, Inc., our subsidiary, on November 1, 2002.

The son of Samuel Belzberg, a Director of ours since 2001, is the owner of Winton Capital Holding LTD, a beneficial owner, as of September 30, 2003, of 1,484,000 shares, including warrants for 62,500 shares, of our common stock. Samuel Belzberg has no voting or investment power with respect to the shares held by Winton Capital Holding LTD.

SELLING AND PRINCIPAL STOCKHOLDERS

The following table sets forth the name of each executive officer, director, 5% beneficial owner and selling stockholder, the number of shares of common stock held by each person on October 30, 2003, the number of shares of common stock offered for the account of each person and the percentage of shares of common stock to be owned by each person after giving effect to the sale by us of 2,500,000 shares of common stock in this offering and 390,000 shares offered to cover over-allotments.

Except as indicated in the footnotes to this table, beneficial ownership of the common stock held by each person consists of sole voting power and sole investment power, or of voting power and investment power that is shared with a spouse or with family members of such person. The table below includes the number of shares of common stock that may be acquired pursuant to options or warrants that are currently exercisable or will be exercisable within 60 days of October 30, 2003. Calculations of beneficial ownership are based on              shares of common stock outstanding immediately prior to this offering and              shares of common stock outstanding immediately after this offering. Unless otherwise indicated, the address of each of the listed stockholders is 12760 High Bluff Drive, Suite 210, San Diego, California, 92130.

Name of Beneficial Owner	Relationship	Number of Shares Beneficially Owned Before the Offering		Number of Shares Offered	Number of Options / Warrants Currently Exercisable	Shares Beneficially Owned After the Offering
						Number	Percentage(1)
Robert deRose	Officer; Director; Selling Stockholder	1,299,000	(2)	40,000	200,000
Michael H. Shaut	Officer; Director; Selling Stockholder	816,500		60,000	335,000
James G. Clark	Officer	145,000		—	—	145,000	*
Douglas L. Feist	Officer	145,050		—	111,858	145,055	*
Fabrizio Balestri	Officer	58,000		—	50,000	58,000	*
Sam Belzberg	Director	128,500	(3)(4)	—	53,500	128,500	*
C. David Bushley	Director	—		—	—	—	*
Richard J. Hughes	Director	73,500		—	38,500	73,500	*
Leo Kornfeld	Director	33,500		—	33,500	33,500	*
Jeffrey E. Stiefler	Director	—		—	—	—	*
Winton Capital Holding Ltd. Jaidine House, 4th Floor Hamilton, Bermuda	5% Stockholder	1,484,000		—	62,500	1,484,000
Roland and Dawn Arnall Living Trust 1100 Town & County Rd. Orange, CA 92868	5% Stockholder	1,875,000		—	—	1,875,000
CMWL Trust Richmond House Hamilton, Bermuda	5% Stockholder	745,475		—	—	745,475

*	Less than 1%.
(1)	Percentage ownership is based on shares of common stock.
(2)	Includes 15,000 shares owned by The deRose Foundation, for which Mr. deRose has sole investment power, 9,000 shares owned through an IRA, for which Mr. deRose has sole investment power and 40,000 shares purchased by Mr. DeRose as trustee of his daughter’s trust, for which he has sole investment power.
(3)	Includes 75,000 shares of common stock held by Gibralt Capital Corporation, for which Mr. Belzberg has sole voting power.
(4)	The son of Samuel Belzberg is the owner of Winton Capital Holding LTD, a beneficial owner, as of October 30, 2003, of 1,484,000 shares, including warrants for 62,500 shares of common stock. Samuel Belzberg has no voting or investment power with respect to the shares held by Winton Capital Holding LTD and disclaims any ownership interest in such shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, provisions of our Bylaws, our Amended and Restated Certificate of Incorporation and Delaware law is only a summary, does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this prospectus is a part. See “Where You Can Find More Information.”

Common Stock

We are authorized to issue 40,000,000 shares of common stock, $.001 par value per share, of which 12,975,055 shares were outstanding on September 30, 2003. Holders of common stock have equal rights to receive dividends when and if declared by the Board of Directors, out of funds that are legally available. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights. Holders of common stock are entitled upon our liquidation to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Within the limits and restrictions contained in the Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preferences or special rights and qualifications. As of the date of this prospectus, we have no preferred stock issued and outstanding.

Warrants and Third Party Options

In connection with various private placements, we have issued warrants and third party options to purchase 753,750 shares of our common stock. The warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of our common stock. A warrant may be exercised upon surrender of the warrant certificate on or prior to the expiration date (or earlier redemption date) of such warrant at the offices of our transfer agent, with the form of “Election to Purchase” completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check) for the number of shares with respect to which the warrant is being exercised. Shares issued upon exercise of warrants and paid for in accordance with the terms of the warrants will be fully paid and nonassessable. The warrants do not confer upon the holder thereof any voting or other rights of a stockholder. The third party options are performance-based stock options that we have awarded to some of our marketing partners as compensation for the services they provide to us. The vesting of these nonqualified options is typically tied to the marketing partner reaching certain performance milestones.

Stock Option Plan

Education Lending Group has reserved 3,000,000 shares of common stock for issuance pursuant to the Direct III Marketing, Inc. 1999 Stock Option Plan, as amended. The Compensation Committee has recommended an increase to 4,000,000 shares of common stock reserved for issuance under the Stock Option Plan. This increase is subject to Board of Director and stockholder approval. See “Executive Compensation—Equity Compensation Plan.”

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws eliminate or limit the personal liability of our directors or our stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision does not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a known violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Further, our Bylaws provide that we will indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that we may indemnify our directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director or officer of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, we will indemnify our directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Delaware Anti-Takeover Law and Restrictive Provisions of Our Amended Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applied if:

•	prior to the time that stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

Under certain provisions of our Amended and Restated Certificate of Incorporation we could discourage, delay or prevent a change in control of us or proxy contest and could make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to avoid a takeover attempt;

•	denial of the right to cumulate votes in the election of directors due to the absence of such provision in our Amended and Restated Certificate of Incorporation (under Delaware law, stockholders do not have the right to cumulate their votes unless a provision providing this right is set forth in the certificate of incorporation); and

•	restricting when a special meeting of the stockholders may be called.

Subject to certain exceptions, under our Bylaws any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders’ meeting must give notice of any proposals or nominations within a specified time frame. In addition, the Bylaws provide that we will hold a special meeting of stockholders only if a majority of our Directors or the President calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of Directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of Directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradable After Offering

Based on 12,975,055 shares of common stock issued and outstanding at September 30, 2003, we will have 15,475,055 shares of common stock outstanding after the completion of this offering (15,865,055 if the underwriters’ over-allotment option is exercised in full). Of those shares, we believe approximately 3,131,210 shares were freely transferable without restriction as of June 12, 2003; an additional 8,085,199 shares were registered for resale under a Form S-3 (Registration No. 333-101860); and the 2,600,000 shares of common stock sold in this offering (2,990,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act.

Stock Options and Warrants

Options to purchase a total of 3,000,000 shares of common stock are available for grant under our 1999 Stock Option Plan. As of September 30, 2003, there are outstanding options under the 1999 Stock Option Plan to purchase a total of 2,574,719 shares of common stock at a weighted average exercise price of $2.85 per share. The Compensation Committee has recommended an increase to 4,000,000 shares of common stock available for grant under the Stock Option Plan. This increase is subject to Board of Director and stockholder approval. As of September 30, 2003, Education Lending Group has outstanding warrants and third party options to purchase 753,750 shares of our common stock, of which 592,657 were exercisable on such date.

Lock-up Arrangements

We, our executive officers and directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Jefferies & Company, Inc.
Brean Murray & Co., Inc.

Total	2,600,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholders are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholders, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Our common stock is traded on the Nasdaq National Market under the symbol “EDLG.” The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus, and to some dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $     per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, in whole or in part, up to an aggregate of 390,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us and the selling stockholders. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 390,000 additional shares.

	Paid by Us		Paid by the Selling Stockholder
	Without Exercise of Over-allotment	With Full Exercise of Over-allotment	Without Exercise of Over-allotment	With Full Exercise of Over-allotment
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $     , which will be paid by us.

This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We, our executive officers and directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 120 days, after the date of this prospectus, we and they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters.

We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us and the selling stockholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from us and the selling stockholder or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

We have been advised by the representatives that these transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

LEGAL MATTERS

The validity of the shares of common stock and certain other legal matters will be passed upon by Thompson Hine LLP. Certain partners of Thompson Hine LLP beneficially own shares of Education Lending Group, Inc. Certain matters will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 31, 2001 and for the year then ended included in this prospectus have been so included in reliance on the report of Swenson Advisors, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2002 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Our financial statements as of December 31, 2001 and for the year ended December 31, 2001 were audited by other independent accountants.

CHANGE IN INDEPENDENT ACCOUNTANTS

On July 8, 2002, we dismissed Swenson Advisors, LLP as our independent public accountant. We had no disagreements with Swenson Advisors, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On July 11, 2002, we engaged PricewaterhouseCoopers LLP as our independent public accountant.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Information that we file in the future with the SEC and incorporate by reference in this prospectus will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if the filings are made before the time that all of the shares of common stock are sold in this offering. These documents include periodic reports, such as Annual Reports on Form 10-KSB or 10-K, Quarterly Reports on Form 10-QSB or 10-Q, Current Reports on Form 8-K and proxy statements.

We incorporate by reference our:

•	annual report on Form 10-KSB for the year ended December 31, 2002;

•	quarterly reports on Form 10-QSB for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	current report on Form 8-K filed on July 28, 2003.

You may request a copy of the documents incorporated by reference at no cost by writing or telephoning as set forth below:

Education Lending Group, Inc.

12760 High Bluff Drive, Suite 210

San Diego, California 92130

Attention: Douglas L. Feist

(858) 617-6080

When reading this prospectus, you should consider that any statement contained in this prospectus may be modified or superseded by any other statement made in this prospectus to the extent that the second statement modifies or supercedes the first statement. This would also apply to any statement that is incorporated by reference, or deemed to be incorporated by reference, in any document filed by Education Lending Group after the date of this prospectus, including any supplement to this prospectus. Any statement that is modified or superceded as described in the previous sentence is not a part of this prospectus, except that such statement is modified or superceded.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any State where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Education Lending Group is subject to the filing requirements of the Securities and Exchange Act of 1934. In accordance with such requirements, we file Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K with the SEC. You can obtain copies of these materials from the SEC’s website on the Internet located at http://www.sec.gov or these materials may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. Additionally, this information is available without charge to stockholders upon a written or verbal request to us. Written requests for such information should be directed to Education Lending Group’s Corporate Secretary at 12760 High Bluff Drive, Suite 210, San Diego, California 92130. To request such information verbally, contact Education Lending Group’s Corporate Secretary at (858) 617-6080. To obtain timely delivery of such information, any stockholder requesting such information must do so no later than five business days before the date on which such stockholder must make an investment decision relating to this prospectus.

In accordance with the rules of the SEC, this prospectus excludes some portions of Education Lending Group’s registration statement for the offered common stock, including the exhibits and schedules. The registration statement has been filed with the SEC and may be examined on the SEC’s website at the Internet address indicated above.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

of Education Lending Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Education Lending Group, Inc. and its subsidiaries (the “Company”) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year ended December 31, 2001 were audited by other independent accountants whose report dated February 18, 2002 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 27, 2003

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Direct III Marketing Group, Inc.

We have audited the accompanying consolidated balance sheet of Direct III Marketing Group, Inc., a Delaware Corporation, as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct III Marketing Group, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ SWENSON ADVISORS, LLP

An Accountancy Firm

San Diego, California

February 18, 2002

EDUCATION LENDING GROUP, INC.

Consolidated Balance Sheets

	As of December 31,
ASSETS	2002	2001
Student loans, net of loan loss reserve	$401,839,983	$44,446,940
Student loans, net of loan loss reserve (Securitized)	947,213,769	—
Restricted cash and investments	113,995,355	4,232,634
Cash and cash equivalents	2,042,527	1,705,113
Interest & other receivables	9,306,708	339,376
Property and equipment, net	1,313,182	409,957
Deferred financing costs	4,306,537	115,556
Other	813,209	174,729

Total Assets	$1,480,831,270	$51,424,305

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$699,893	$275,516
Government payable	4,976,425	255,326
Accrued expenses and other liabilities	7,746,605	190,375
Series 2002 notes	1,023,000,000	—
Warehouse loan facility	470,038,915	50,000,000

Total Liabilities	1,506,461,838	50,721,217

Commitments and contingencies (Note 12)
Preferred stock—$0.001 par value, 10,000,000 shares authorized Common stock—$0.001 par value, 40,000,000 shares authorized, 11,189,084 and 9,156,417 shares issued and outstanding, respectively	11,189	9,156
Additional paid in capital	8,219,678	6,214,727
Accumulated deficit	(33,861,435)	(5,520,795)

Total Stockholders’ (Deficit) Equity	(25,630,568)	703,088

Total Liabilities and Stockholders’ Equity (Deficit)	$1,480,831,270	$51,424,305

EDUCATION LENDING GROUP, INC.

Consolidated Statements of Operations

	Years Ended December 31,
	2002	2001
Interest income:
Student loans, net	$23,332,690	$156,224
Investments	2,498,556	16,826

	25,831,246	173,050

Cost of interest income:
Interest related expenses	17,367,991	274,586
Valuation of interest rate swap	1,085,739	—
Loan servicing and other fees	1,660,629	30,288

Total cost of interest income	20,114,359	304,874

Net interest income (expense)	5,716,887	(131,824)

Less: provision for losses	1,539,535	53,134

Net interest income/(expense) after provision for losses	4,177,352	(184,958)

Other income:
Gain on sale of student loans	1,855,113	—
Other	18,925	72,082

Total other income	1,874,038	72,082

Operating expenses:
General and administrative	9,101,454	2,213,860
Sales and marketing	25,285,310	1,798,532

Total operating expenses	34,386,764	4,012,392

Loss before income tax provision	(28,335,374)	(4,125,268)
Income tax provision	5,266	1,600

Net loss	$(28,340,640)	$(4,126,868)

Net loss per share:
Basic & Diluted	$(2.77)	$(0.78)

Weighted average common Shares outstanding:
Basic & Diluted	10,216,331	5,297,240

EDUCATION LENDING GROUP, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2002 and 2001

			Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	4,410,250	$4,410	$1,875,590	$(1,393,927)	$486,073
Issuance of common stock	4,813,480	4,813	4,574,667	—	4,579,480
Cancellation of stockholders’ note receivable	(67,313)	(67)	(235,530)		(235,597)
Net loss, 2001				(4,126,868)	(4,126,868)

Balance at December 31, 2001	9,156,417	9,156	6,214,727	(5,520,795)	703,088

Issuance of common stock 2002	2,032,667	2,033	2,004,951		2,006,984
Net loss, 2002				(28,340,640)	(28,340,640)

Balance, December 31, 2002	11,189,084	$11,189	$8,219,678	$(33,861,435)	$(25,630,568)

EDUCATION LENDING GROUP, INC.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2002	2001
Cash Flows From Operating Activities:
Net Loss	$(28,340,640)	$(4,126,868)
Adjustments to reconcile net loss to net cash used by operations:
Depreciation and amortization	481,784	42,772
Loan loss reserve	1,539,535	53,134
Valuation of interest rate swap	1,044,711	—
(Increase) decrease in assets:
Interest and other receivables	(8,930,074)	(376,631)
Other assets	(675,738)	(83,097)
Increase (decrease) in liabilities:
Accounts payable	424,380	215,357
Government payable	4,721,099	255,326
Accrued expenses	6,511,518	384,110

Net cash used by operating activities	(23,223,425)	(3,635,897)

Cash flows from investing activities:
Purchase/origination of student loans	(1,306,318,536)	(44,501,167)
Acquisition of property and equipment	(1,146,819)	(418,253)

Net cash used in investing activities	(1,307,465,355)	(44,919,420)

Cash flows from financing activities:
Net proceeds from credit facility	339,974,366	45,767,366
Net proceeds from Series 2002 Notes	993,301,828	—
Payment of loan fees	(4,256,984)	(130,000)
Proceeds from issuance of stock	2,006,984	4,343,883

Net cash provided by financing activities	1,331,026,194	49,981,249

Net increase in cash	337,414	1,425,932
Cash and cash equivalents at beginning of period	1,705,113	279,181

Cash and cash equivalents at end of period	$2,042,527	$1,705,113

Supplemental Information
Cash paid for interest	$13,023,138	$121,666

Cash paid for income taxes	$4,466	$1,600

EDUCATION LENDING GROUP, INC.

(Formerly Direct III Marketing, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

Note 1—Summary of Organization

Organization—Education Lending Group, Inc., formerly known as Direct III Marketing, Inc. (the “Company”) was incorporated in Delaware on March 26, 1999. The Company was formed to identify and acquire enterprises in the student loan business. Without consummating any acquisitions, in September 2001, through Education Lending Services, Inc. (formerly Grad Partners, Inc.) and Education Funding Resources, LLC (formerly Grad Partners Premier, LLC), the Company began operations related to marketing, originating, and purchasing student loans. The Company, through these subsidiaries, originates or purchases Federal Family Education Loan Program student loans that are eligible for guarantee from the Department of Education, HEAL loans eligible for guarantee by the Secretary of Health and Human Services, federally guaranteed consolidation loans and other eligible student loans. The Company has in place a warehouse loan facility with a financial institution which it uses to facilitate originating and purchasing student loans. On a periodic basis, the Company will complete student loan securitizations to pay down the warehouse facility and finance the loans on a permanent basis.

Grad Partners, Inc., a wholly owned subsidiary of the Company, was incorporated in Delaware on October 3, 2000. On August 5, 2002 the name was changed to Education Lending Services, Inc.

Grad Partners Premier, LLC was formed in Delaware on July 19, 2001. On March 1, 2002 the name was changed to Education Funding Resources, LLC. Education Lending Services, Inc. is the sole equity member of Education Funding Resources, LLC.

Student Loan Xpress, Inc., a wholly owned subsidiary of the Company was incorporated in Delaware on November 11, 2000 and began operations in November, 2001.

Education Funding Capital I, LLC was formed in Delaware on April 22, 2002. Education Lending Services, Inc. is the sole equity member of Education Funding Resources, LLC.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The financial results included in this report are stated in conformity with accounting principles generally accepted in the United States of America and all normal recurring adjustments that Education Lending Group, Inc. (the “Company”) considers necessary for a fair presentation of the results for such periods.

These consolidated financial statements include the accounts of Education Lending Group, Inc., Student Loan Xpress, Inc., a wholly owned subsidiary of the Company and Education Lending Services, Inc. a wholly owned subsidiary of the Company. Education Lending Services, Inc. consists of Education Funding Resources, LLC (Education Lending Services, Inc. is the sole member of Education Funding Resources, LLC), and Education Funding Capital I, LLC (Education Lending Services, Inc. is the sole member of Education Funding Capital I, LLC). All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Loans—Student loans, consisting of federally insured student loans and non-federally insured student loans (private loans) are carried at their purchase price, including unamortized premiums, and unamortized origination fees. Loan fees and certain direct loan origination costs are deferred. Net deferred loan origination costs are amortized into interest expense over the contractual life of the loan using the level-yield method. Deferred fees and costs associated with loans that have been prepaid are taken to income in the period of repayment.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Student Loan Income—The Company recognizes student loan income as earned, including amortization of premiums. The Company amortizes the premiums and origination fees over the estimated life of the loan. With the guarantee on the student loans applicable to both principal and interest, the Company recognizes interest on student loans as earned regardless of delinquency status. If a student loan should lose its guaranteed status, interest would be recognized as received. To date, there are no student loans in the Company’s portfolio which have lost their guaranteed status.

Gain on Sale of Student Loans—Student Loan Xpress currently sells the majority of loans it originates. The Company books the sale during the period the loan is sold and records the transaction on the income statement as a gain on the sale of student loans. Sales of student loans are accounted for under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Student loans are sold with the servicing rights released. Gains or losses on sales of student loans are recognized based on the difference between the selling prices and the carrying value of the related student loans sold. Deferred origination fees and expenses are recognized at the time of sale.

Allowance for Student Loan Losses—The Company has established an allowance for potential losses on the existing balance sheet portfolio of student loans, both securitized and unsecuritized. These student loan assets are presented net of the allowance on the balance sheet. In evaluating the adequacy of the allowance for losses, the Company considers several factors including trends in student loan claims rejected for payments by guarantors, default rates on non-federally insured student loans and the amount of Federal Family Education Loan Program (“FFELP”) loans subject to two percent risk-sharing. The allowance is based on periodic evaluations of its loan portfolios, changes to federal student loan programs, current economic conditions and other relevant factors. The Company utilizes these factors to estimate a projected default rate for the student loan portfolio. This estimate, along with the applicable risk-sharing percentage, is used to calculate the allowance for student loan losses. The allowance is maintained at a level that management believes is adequate to provide for probable credit losses. Currently, approximately ninety-eight percent (98%) of the Company’s student loan portfolio is guaranteed by the federal government. The allowance for student loan losses is calculated by multiplying the Company’s student loans on its balance sheet by two percent (2%) (the approximate amount of non-federally insured student loans on the Company’s balance sheet) and then multiplying that amount by the projected default rate. The projected default rate the Company utilizes is based on industry norms and industry experience. The increases in the provision and allowance between periods are strictly related to the increase in the student loan assets held by the Company at the end of each period. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant changes.

Marketing Partner Fees—The Company has established relationships with various third-party marketing partners to market student loans on the Company’s behalf. These fees represent a significant cost to the Company. SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or group of loans. The provisions of this statement apply to all types of loans as well as to all types of lenders. SFAS 91 sets forth, among other issues, the accounting treatment for costs related to activities performed by the lender for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision, and administration stating that these types of expenses shall be charged to expense as incurred. Under SFAS 91, costs incurred to identify and attract potential borrowers should be expensed. As such, the Company’s marketing partner fees are expensed during the period incurred and are part of the operating expenses—sales and marketing section of the income statement.

Restricted Cash and Investments—The Company periodically takes draws against its warehouse loan facility to fund student loans and any associated premiums therewith. The restricted cash and investments shown

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the balance sheet reflects draws taken against the warehouse line which have not yet been used to fund student loans. These amounts are restricted to only be used to fund student loans and any associated premiums therewith as outlined in the indenture dated October 18, 2002. Additionally, the Company is required to maintain certain cash levels in the securitization. Restricted cash and investments shown on the balance sheet reflect these cash balances and are restricted to use as outlined in the Indenture.

Cash, Cash Equivalents and Credit Risk—The Company considers all unrestricted highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value. The Company maintains its cash accounts at institutions that are insured by the Federal Deposit Insurance Corporation. At times, the Company may maintain cash balances that exceed the insurance limit of $100,000 per bank. However, the Company considers its credit risk associated with cash and cash equivalents to be minimal.

Interest and Other Receivables—Interest and other receivables consist of interest receivable on student loans, borrower payments received by third party servicers not yet sent to the Company, Department of Education fee reimbursable on loans sold, and premium due from servicers on loans sold.

Software and Web-Site Development Costs—The Company capitalizes the costs of software developed for internal use in compliance with Statement of Position, or SOP, 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and with Emerging Issues Task Force, or EITF, Issue 00-2 “Accounting for Web Site Development Costs.” Capitalization of software developed for internal use and web site development costs begins at the application development phase of the project. Amortization of software developed for internal use and web site development costs begins when the products are placed in productive use, and is computed on a straight-line basis over the estimated useful life of the product.

Property and Equipment, net—Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Deferred Financing Costs—Direct costs associated with obtaining financing are capitalized and amortized into interest expense on a straight-line basis over the terms of the respective Series 2002 Notes and warehouse loan facility, which approximates the effective interest method.

Derivatives and Hedging Activities—SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The methodology by which gain or loss is recognized depends upon whether the derivative may be specifically designated as a hedge. SFAS 133, as amended, by SFAS 137 and SFAS 138, is effective for all fiscal quarters for fiscal years beginning after June 15, 2000. Generally, the Company does not enter into derivative contracts. However, during the year the Company entered into an interest rate swap that was not specifically designated as a hedge. As required by SFAS 133, the fair market value of the interest rate swap contract was recognized during the period as an additional liability of the Company and treated as additional expense on the income statement. In future years, the Company may desire to treat such derivative transactions as a hedge under SFAS 133 and therefore treatment of the derivatives may come under different accounting treatment as outlined in SFAS 133 for hedged transactions.

Securitized Borrowings—Securitized borrowings are accounted for under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” Under SFAS 140, securitizations that do not qualify for sales treatment are accounted for as

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

secured borrowings. The Company retains a call on redeeming any series of the notes under its securitized borrowings. Accordingly, the requirements of paragraph 9 of SFAS 140 have not been met and the transactions are therefore accounted for as secured borrowings in accordance with the provisions of paragraph 15 of SFAS 140.

Government Payables—The Company is required to pay to the Department of Education (“DOE”) a one-time 50 basis point origination fee on Stafford, PLUS, and consolidation loans and an annual 105 basis point consolidation loan rebate fee on all consolidation loans originated and held after October 1, 1993. Each fee is payable to the DOE. These fees due the DOE but not yet paid are shown as government payables.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and other liabilities approximate fair market value due to the short maturity of these instruments.

Income Taxes—The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes,” using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined for temporary differences between the carrying amounts of assets or liabilities for book purposes versus tax purposes, based on the enacted tax rates which are expected to be in effect when the underlying items of income and expense are expected to be realized. The company and its eligible subsidiaries file a consolidated U.S. federal income tax return.

Loss Per Common Share—Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share in the periods presented is equal to basic loss per share since any additional dilutive potential common shares are considered antidilutive.

Liquidity and Business Risk—The Company’s ability to continue business is subject to a variety of factors, which include, among other things, the Company’s ability to raise working capital and to generate profitable operations from the student loan business. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

Estimates—The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications—Certain accounts in the prior year consolidated financial statements have been reclassified for comparative purposes to conform to presentation in the current-year consolidated financial statements.

Recently Issued Accounting Pronouncements

SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities

SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has determined that SFAS 146 will have no effect on the Company’s financial results.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123.” SFAS 148 addresses transition provisions for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123. The Company has determined that SFAS 148 will not have a significant impact on its consolidated financial statements. The Company continues to account for its incentive based compensation using the intrinsic value method under APB 25. Had compensation cost for the Company’s stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS 123 as amended by SFAS 148, the Company’s net earnings and earnings per share would have been as follows:

	December 31,
	2002	2001
Net loss, as reported	$(28,340,640)	$(4,126,868)
Deduct, total stock-based compensation expense determined under fair value based method, net of tax effects	(1,162,227)	(2,495,836)

Pro forma net loss	$(29,502,867)	$(6,622,704)
Loss per share:
Basic & Diluted as Reported	$(2.77)	$(0.78)
Basic & Diluted pro forma	$(2.89)	$(1.25)

FIN 45, Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has determined that FIN 45 will not have a significant impact on its consolidated financial statements.

FIN 46, Consolidation of Variable Interest Entities—an interpretation of ARB 51

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities—an interpretation of ARB 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; 2) the equity investors lack an essential characteristic of a controlling financial interest. The Company has determined that FIN 46 will not have a significant impact on its consolidated financial statements.

Note 3— Student Loans

The Company originates student loans on its own behalf and purchases student loans from originating lenders. The Company’s portfolio consists principally of loans originated under two federally sponsored programs—the Federal Family Education Loan Program (“FFELP”) and the Health Education Assistance Loan Program (“HEAL”). The Company also purchases private education loans.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are three principal categories of FFELP loans: Stafford loans, PLUS loans, and consolidation loans. During the year the Company originated over 95% of its student loans. The nature of the student loans held at year end are as follows:

Student loans, net held at 12/31/01

	Student Loans	Student Loans Securitized	Total
FFELP Loans:
Stafford	$—	$—	$—
PLUS	—	—	—
Consolidation	44,278,720	—	44,278,720

FFELP sub-total	44,278,720	—	44,278,720
Private Loans	—	—	—

Total Student Loans, gross	44,278,720	—	44,278,720
Capitalized costs, net of amortization	221,354	—	221,354
Loan loss reserve	(53,134)	—	(53,134)

Total student loans, net	$44,446,940	$—	$44,446,940

Student loans, net held at 12/31/02
	Student Loans	Student Loans Securitized	Total
FFELP Loans:
Stafford	$28,994,304	$—	$28,994,304
PLUS	2,446,976	—	2,446,976
Consolidation	363,649,783	941,829,553	1,305,479,336

FFELP sub-total	395,091,063	941,829,553	1,336,920,616
Private Loans	4,550,177	—	4,550,177

Total Student Loans, gross	399,641,240	941,829,553	1,341,470,793
Capitalized costs, net of amortization	2,661,217	6,514,411	9,175,628
Loan loss reserve	(462,474)	(1,130,195)	(1,592,669)

Total student loans, net	$401,839,983	$947,213,769	$1,349,053,752

The average maturity by type of loan as well as the weighted average student loan interest rate are as follows:

Average maturity, in years & weighted average interest rate

	Average Maturity		Weighted Average Student Loan Rate
	December 31,		December 31,
	2002	2001	2002	2001
FFELP Loans:
Stafford	13.3	NA	3.46%	NA
PLUS	9.8	NA	4.86%	NA
Consolidation	20.5	22.3	5.14%	6.59%
Private Loans	20.8	NA	4.25%	NA

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FFELP is subject to comprehensive reauthorization every five years and to frequent statutory and regulatory changes. The most recent reauthorization was the Higher Education Amendment of 1998.

Generally, Stafford and PLUS loans have repayment periods of between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans obligate the borrower to pay interest at a stated fixed rate or an annually reset variable rate that has a cap. The interest rates are either fixed to term or reset annually on July 1 of each year depending on when the loan was originated. The Company earns interest at the greater of the borrower’s rate or a floating rate. If the floating rate exceeds the borrower rate, the Department of Education (“DOE”) makes a payment directly to the Company based upon the Special Allowance Payment (“SAP”) formula. SAP is generally paid whenever the average of all of the applicable floating rates (91-day Treasury bill, commercial paper, 52-week Treasury bill, or the constant maturity Treasury rate) in a calendar quarter, plus a spread of between 1.74 and 3.50 percentage points depending on the loan status and origination date, exceeds the rate of interest which the borrower is obligated to pay. If the floating rate determined by the SAP formula is less than the rate the borrower is obligated to pay, the Company simply earns interest at the borrower rate. In all cases, the rate a borrower is obligated to pay sets a minimum rate for determining the yield that the Company earns on the loan.

The Company generally finances its student loan portfolio with floating rate debt tied to LIBOR or commercial paper (CP). Such borrowings in general, however, do not have minimum rates. As a result, in certain declining interest rate environments, the portfolio of student loans may be earning at the minimum borrower rate while the Company’s funding costs (exclusive of fluctuations in funding spreads) will generally decline along with short-term interest rates. For loans where the borrower’s interest rate is fixed to term, lower interest rates may benefit the spread earned on student loans for extended periods of time. For loans where the borrower’s interest rate is reset annually, any benefit of a low interest rate environment will only enhance student loan spreads through the next annual reset of the borrower’s interest rates, which occurs on July 1 of each year.

The Company is required to pay to the DOE a one-time 50 basis point origination fee on Stafford, PLUS, and consolidation loans and an annual 105 basis point consolidation loan rebate fee on all consolidation loans originated and held after October 1, 1993. Each fee is payable to the DOE. Also, all loans acquired after October 1, 1993 are subject to risk sharing on claim payments under which the loan is guaranteed for 98 percent of the balance plus accrued interest.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity in the student loan balances held during the years ended December 31, 2002 and 2001 are as follows:

Student Loan Balance Activity

	Student Loans	Student Loans Securitized	Total
Balance at 12/31/00	$—	$—	$—
Additions
Originations and Purchases	44,991,401	—	44,991,401
Capitalized Interest	11,512	—	11,512
Additions to Capitalized Costs	222,447	—	222,447
Reductions in Loan Loss Reserve	—	—	—
Deductions
Borrower Payments	(724,193)	—	(724,193)
Sales to Third parties	—	—	—
Additions to Loan Loss Reserve	(53,134)	—	(53,134)
Reductions in Capitalized Costs	(1,093)	—	(1,093)
Other
Transfers to Securitizations	—	—	—
Other	—	—	—

Balance at 12/31/01	44,446,940	—	44,446,940
Additions
Originations and Purchases	1,408,681,895	5,097,191	1,413,779,086
Capitalized Interest	444,537	1,687,411	2,131,948
Additions to Capitalized Costs	2,502,402	6,644,790	9,147,192
Deductions
Borrower Payments	(19,714,374)	(42,581,672)	(62,296,046)
Sales to Third parties	(56,422,877)	—	(56,422,877)
Net Additions to Loan Loss Reserve	(409,340)	(1,130,195)	(1,539,535)
Reductions in Capitalized Costs	(62,540)	(130,379)	(192,919)
Other
Transfer to Securitizations	(977,626,664)	977,626,664	—
Other	4	(41)	(37)

Balance at 12/31/02	$401,839,983	$947,213,769	$1,349,053,752

Capitalized interest above represents borrower interest that has been capitalized into a borrower’s principal balance. When a borrower leaves a period of deferment or forbearance to enter into active repayment, any accrued but unpaid borrower interest is capitalized and added onto the borrower’s principal balance.

Note 4—Student Loans—Loan Loss Reserve

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. The Company evaluates the adequacy of the provision for losses on its federally insured portfolio of student loans separately from its non-federally insured portfolio. For the federally insured portfolio, the Company primarily considers trends in student loan claims rejected for payment by guarantors due to servicing defects as well as overall default rates on those

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FFELP student loans subject to the two percent risk-sharing, i.e., those loans that are insured as to 98 percent of principal and accrued interest. Loans are placed on non-accrual status and charged off at the point that a loan claim is rejected for payment by guarantors.

For the non-federally insured portfolio of student loans, the Company primarily considers recent trends in delinquencies, charge-offs and recoveries, historical trends in loan volume by program, economic conditions and credit and underwriting policies. A large percentage of the Company’s non-federally insured loans have not matured to a point at which predictable loan loss patterns have developed. Therefore, the Company relies to an extent on general industry data regarding similar type programs to determine the loan loss reserve as opposed to specific data for its own portfolio. Accordingly, the evaluation of the provision for loan losses is inherently subjective as it requires material estimates that may be susceptible to significant changes.

The following table summarizes changes in the loan loss reserve:

	Years Ended December 31,
	2002	2001
Balance at Beginning of Period	$53,134	$0
Provision	1,539,535	53,134
Charge-offs	0	0
Recoveries	0	0

Balance at End of Period	$1,592,669	$53,134

The additions to the loan loss reserve are expensed on the income statement during the period incurred and the balance at the end of the period is netted against student loans and is shown as Student Loans, net on the balance sheet.

Note 5—Warehouse Loan Facility and Securitization

There are two warehouse loan facilities with financial institutions, $500,000,000 and $15,000,000, respectively in place to fund the purchase of student loans. As of December 31, 2002 and December 31, 2001, $470,038,915 and $50,000,000, respectively, has been advanced against these facilities. The Company’s $500,000,000 warehouse loan facility is governed by an indenture and other program documents which were entered into as of October 18, 2002 with a financial institution. The term of the financing is three years. However, the financing is backed by a 364-day liquidity facility which must be renewed on an annual basis. Failure to renew the liquidity facility will result in early termination of the financing. The financing is secured by the assets of the indenture which primarily consist of cash, student loans, and their applicable accrued interest. Interest is calculated and paid on a monthly basis. The interest rate is based upon the commercial paper rate of the financial institution providing the liquidity facility (1.4828% at December 31, 2002). In addition to the interest rate, the Company also pays trustee fees as well as a commitment fee on the unused portion of the facility. The warehouse facility includes a number of covenants and compliance features that the Company must meet to continue to make additional draws on the facility as well as maintain the existing outstandings. The Company is in compliance with all of these covenants and compliance features.

In May and August of 2002, the Company completed $525,000,000 and $500,000,000, respectively, auction rate student loan securitizations that have been accounted for as collateralized borrowings. The notes were issued pursuant to an indenture of trust and consist of senior (Class A) and subordinate (Class B) notes, the proceeds of which were used to pay down the warehouse loan and pre-fund a portfolio of student loans. The student loans are

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sub-serviced by a third party servicer. The notes bear interest at a rate determined by a Dutch Auction and mature no later than June 1, 2042. At December 31, 2002, the notes bore interest as follows:

$525,000,000 Auction Rate Education Loan Backed Notes Issued in May, 2002

	Principal Amount	Interest Rate	Initial Auction Date	Maturity Date
Series 2002A-1	$75,000,000	2.58%	2/11/2003	6/1/2042
Series 2002A-2	75,000,000	2.93%	5/13/2003	6/1/2042
Series 2002A-3	75,000,000	2.86%	5/20/2003	6/1/2042
Series 2002A-4	67,800,000	3.25%	8/19/2003	6/1/2042
Series 2002A-5	66,500,000	1.55%	6/13/2002	6/1/2042
Series 2002A-6	66,000,000	1.54%	6/20/2002	6/1/2042
Series 2002A-7	66,000,000	1.55%	6/27/2002	6/1/2042
Series 2002B-1	33,700,000	1.72%	6/20/2002	6/1/2042

Total	$525,000,000

$500,000,000 Auction Rate Education Loan Backed Notes Issued in August, 2002

	Principal Amount	Interest Rate	Initial Auction Date	Maturity Date
Series 2002A-8	$78,000,000	1.55%	9/23/2002	6/1/2042
Series 2002A-9	78,000,000	1.56%	10/24/2002	6/1/2042
Series 2002A-10	78,000,000	1.70%	9/3/2002	6/1/2042
Series 2002A-11	78,000,000	1.57%	9/9/2002	6/1/2042
Series 2002A-12	78,000,000	1.48%	9/12/2002	6/1/2042
Series 2002A-13	78,000,000	1.48%	9/16/2002	6/1/2042
Series 2002B-2	32,000,000	1.70%	9/18/2002	6/1/2042

Total	$500,000,000

If certain parity percentages are not met, the notes are subject to mandatory redemption. As long as the parity percentage is less than 100.5%, the notes are subject to mandatory redemption, in whole or in part, on any interest payment date with monies on deposit in the principal fund. Additionally, the notes are subject to optional redemption by the Company on any regularly scheduled interest payment date. The securitization has been accounted for as a collateralized borrowing in accordance with SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities as the assets are merely a pledge of collateral and the secured party does not have the right to sell or repledge the collateral and the Company has not defaulted under the terms of the securitization. Therefore, the securitization is included as student loans (securitized) and series 2002 notes related to securitized student loans structured as collateralized borrowings on the balance sheet.

Restricted cash and investments are restricted for the use of funding student loans and any associated premiums therewith. Restricted cash and investments on the balance sheet represent advances from the warehouse loan facilities not yet used to fund student loans and associated premiums therewith as well as any reserves required by the indentures.

The Company is in compliance with the debt covenants on both the warehouse loan facilities and the securitizations.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Interest Rate Swap

To take advantage of the current low interest rate environment, in December of 2002, the Company entered into an interest rate swap on $700 million of its student loan portfolio. This swap was not designated as a hedge under SFAS 133 and as such under the requirements outlined in SFAS 133, the Company was required to mark-to-market the value of the swap at the end of the year. The fair market value of the interest rate swap was determined at December 31, 2002 to be an additional liability of the Company in the amount of $1,044,711. The Company booked as additional cost of interest income this mark-to-market amount. In addition, the Company also booked an additional expense of $41,028 related to the interest rate swap.

Note 7—Loss Per Share

Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share in the periods presented is equal to basic loss per share since any additional dilutive potential common shares are considered antidilutive. The loss per share was computed as follows:

	December 31, 2002	December 31, 2001
Net loss, as reported	$(28,340,640)	$(4,126,868)

Weighted Average Common Shares Outstanding: Basic & Diluted	10,216,331	5,297,240

Loss Per Share	$(2.77)	$(0.78)

Note 8—Common Stock, Stock Options and Warrants

The Company has one class of common stock. There are no preferences related to dividends, voting rights, or dissolution. In March, 2000 the Company completed the sale of 667,000 shares of common stock through a private placement. Proceeds from the private placement were $1,597,500, net of fees of $75,000. During 2001, the Company issued 4,813,480 shares of common stock. 3,950,000 shares were sold for $3,716,000, net of fees of $234,000. Notes payable of $863,480 were converted into 863,480 shares of common stock in 2001. During 2002, the Company issued 2,032,667 shares of common stock for $2,006,984, net of fees of $30,000.

As part of the private placements discussed above and as additional consideration for loans made to the Company, investors received warrants to purchase the Company’s common stock at prices from a low of $1.00 up to $6.00 per share. 290,000 of these warrants were issued during 2002 and 1,627,750 remain outstanding at the end of 2002. These warrants are included in the Warrants/Non-Employee Options section of this footnote.

The Education Lending Group, Inc. 1999 Stock Option Plan, originally effective April 21, 1999, amended April 1, 2001 and subsequently amended July 1, 2001, March 8, 2002 and April 4, 2002, provides for the granting of 3,000,000 Incentive Stock Options to employees and directors of the Company at the direction of the Board of Directors and the Compensation Committee. As of December 31, 2002, the Company had granted qualified incentive stock options for the purchase of 2,554,995 shares of common stock from $0.90 per share to $4.00 per share. All the options are for a term of 10 years except for an option for 100,000 shares which has a term of 5 years. Certain options are fully vested while others vest over three years or according to certain operational benchmarks.

The Company has issued non-qualified stock options to various third party contractors. 197,500 of these options were issued during 2002. 398,500 of non-qualified stock options were outstanding at the end of 2002.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The warrants issued in exchange for marketing services fall under the scope of EITF 96-18 and EITF 00-18 and are considered to be variable awards which require variable accounting treatment until the third party performance is complete. During the year ended December 31, 2002, the Company recognized approximately $44,000 in compensation expense relating to warrants for which third party performance was complete. These options are included in the Warrants/Non-Employee Options section of this footnote.

SFAS 123, “Accounting for Stock-Based Compensation” allows companies to measure compensation cost in connection with executive share option plans using a fair value base method, or to continue to use an intrinsic value based method which generally does not result in a compensation cost. The Company has decided to continue to use the intrinsic value based method and does not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. Had the fair value based method been adopted consistent with the provisions of SFAS 123, the Company’s pro forma net loss and pro forma net loss per common share for 2002 and 2001 would have been as follows:

	December 31, 2002	December 31, 2001
Net loss, as reported	$(28,340,640)	$(4,126,868)
Deduct, total stock-based compensation expense determined under fair value based method, net of tax effects	(1,162,227)	(2,495,836)

Pro forma net loss	$(29,502,867)	$(6,622,704)

Loss per share:
Basic & diluted as reported	$(2.77)	$(0.78)

Basic & diluted pro forma	$(2.89)	$(1.25)

The Company has 2,554,995 stock options outstanding at December 31, 2002 of which 1,035,500 were granted during 2002. If you take into account the options granted during 2002 and the exercise and cancellation of any of those options during 2002, the net options granted in 2002 are 991,500. As required by SFAS 123, the Company provides the following disclosure of hypothetical values for the net options issued during 2002. The stock options are valued at $1.72 at December 31, 2002. These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002: expected volatility of 92%, risk free interest rate of 3.6% and expected life of 9.19 years. Had compensation expense been recorded based on these hypothetical values, the Company’s net loss would have increased by $631,527.

The company has 2,026,250 warrants/non-employee stock options outstanding at December 31, 2002, of which 398,500 are outstanding to various third party contractors and have been included in total compensation expense. As required by SFAS 123, the Company provides the following disclosure of hypothetical values for the warrants/non-employee stock options issued during 2002 where no compensation was recorded. The warrants/non-employee stock options are valued at $1.83 at December 31, 2002. This value was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002: expected volatility of 92%, risk free interest rate of 3.6% and expected life of 9.33 years. Had compensation expense been recorded based on these hypothetical values, the Company’s net loss would have increased by $530,700.

Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in stock options and warrants are summarized below:

Employee Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Fair Value Granted
Balance, December 31, 2001	1,668,495	$1.40	$1.03
Granted	1,035,500	$2.36	$1.72
Exercised	(41,667)	$(1.10)
Expired	(107,333)	$(1.68)

Balance, December 31, 2002	2,554,995	$2.03	$1.52

Warrants/Non-Employee Options	Shares	Weighted Average Exercise Price	Weighted Average Fair Value Granted
Balance, December 31, 2001	3,079,750	$1.66	$0.52
Granted	487,500	$1.68	$1.83
Exercised	(1,491,000)	$1.00
Expired/Canceled	(50,000)	$(2.00)

Balance, December 31, 2002	2,026,250	$2.14	$1.42

The Company has reclassified the above schedule from showing options and warrants to showing a breakdown between employee stock options and warrants/non-employee options. This results in a reduction of 135,000 shares in the 2001 beginning balance for options reported in the 2001 annual financial statements and an increase of 135,000 shares in the 2001 beginning balance of the warrant/non-employee option section.

The exercise price for the stock options varies from $0.90 to $4.00 per share. The exercise price for the warrants/non-employee options varies from $1.00 to $6.00.

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.90–$1.35	1,545,495	4.4	$1.10	1,483,828	$1.11
$1.36–$2.00	1,731,000	8.6	$1.66	571,585	$1.52
$2.01–$3.00	453,000	7.6	$2.59	54,167	$2.28
$3.01–$4.50	645,500	6.3	$3.97	502,500	$4.08
$4.51–$6.00	206,250	3.3	$6.00	206,250	$6.00

Total	4,581,245	6.5	$2.08	2,818,330	$2.10

Note 9—Income Taxes

The Company provides for income taxes using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. On December 31, 2002, there is a net deferred tax asset of approximately $14,532,106 relating primarily to the net operating loss carryforwards generated by the operations of the Company. The valuation allowance has increased by approximately $11,413,312 for the year ended December 31, 2002. For financial reporting purposes, the net deferred tax asset has been fully offset by a valuation allowance since it is uncertain whether any future benefit will be realized. Current income tax expense is $5,266, which represents the statutory franchise and capital taxes.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

	2002	2001
Income tax benefit	$(9,629,097)	$(1,403,135)
State income benefit, net of federal tax	(1,778,949)	(240,596)
Valuation allowance	11,413,312	1,639,924
Other, net		5,407

Income tax expense	$5,266	$1,600

The Company has net operating loss carryforwards as follows:

Year Loss Generated	Balance of Loss Carryforwards	Year of Expiration
December 31, 1999	$372,410	2019
December 31, 2000	641,480	2020
December 31, 2001	4,558,220	2021
December 31, 2002	30,036,729	2022

Note 10—Indenture and Securitization Fees

There are certain fees payable in connection with the Indenture and Securitization. These are commitment fees, program fees, an annual administration fee, broker/dealer fees, auction agent fees and certain Indenture Trustee fees. Monthly commitment fees, program fees, broker/dealer fees, auction agent fees and Indenture Trustee fees are expensed in the month incurred. Annual administration fees are expensed ratably over the twelve months. Other fees are expensed monthly over the term of the indenture or securitization as appropriate.

Note 11—Commitments

The following is a schedule of future minimum operating lease payments:

For the years ending December 31,
2003	$408,144
2004	420,312
2005	140,424
2006	114,890
2007 and thereafter	28,723

$1,112,493

The minimum lease payments include a non-cancelable operating lease that expires on January 31, 2005, and two non-cancelable operating leases that expire on March 31, 2007.

The Company also has a capital lease that began in 2002. Payments are for 24 months. There was an initial payment of approximately $110,000, which will be followed by 11 payments of approximately $12,521 and 12 payments of approximately $54 and 1 payment of approximately $23,000.

Net rent expense for the years ended December 31, 2002 and 2001 is $331,150 and $74,032, respectively.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the Company has commitments to fund approximately $7,478,000 of Stafford and PLUS loans that are pending disbursement which includes second or third disbursements on loans that are owned or guaranteed but scheduled for later disbursement dates.

Note 12—Reconciliation of 2001 Cash Flow Statement to 2002 Presentation

The Company believes that advances from loan facilities which have not yet been used to fund student loans are more properly shown on a net basis from the proceeds from the credit facilities rather than cash used in investing activities since such cash has not yet been invested. Therefore, to more properly reflect its cash flows in its Consolidated Statements of Cash Flows for the Years Ended December 31, 2002 and 2001, the Company reclassified the 2001 cash flows related to its “Warehouse loan facility advances” of $4,232,634, from the investing activities section of the statement to the “Proceeds from credit facilities” line of the financing activities section of the statement.

Note 13—Subsequent Event

To facilitate the originating and purchasing of student loans, in January and March of 2003, the Company arranged temporary increases of $250,000,000 each in its warehouse loan facility with a financial institution bringing the total warehouse loan facility amount to $1,000,000,000. The temporary increase in the warehouse loan facility above the $500,000,000 expires on April 29, 2003 at which time the warehouse loan facility will revert back to $500,000,000.

In January 2001, the Company had a signed letter of intent to acquire a student loan marketing company for cash and shares of common stock of the Company. The acquisition was not consummated and the Company had agreed to arbitrate the possible payment of a break-up fee of $500,000. In March, the parties agreed to settle the dispute with no payment being made by either party.

In January 2003, the Company sold roughly $203 million of its student consolidation loan portfolio. This generated operating cash for the company, after paying off the associated debt, of approximately $3,100,000. This transaction resulted in a gain of approximately $7,100,000.

EDUCATION LENDING GROUP, INC.

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Student loans, net of loan loss reserve	$908,994,229	$401,839,983
Student loans, net of loan loss reserve (securitized)	1,832,958,659	947,213,769
Restricted cash and investments	127,881,369	113,995,355
Cash and cash equivalents	5,459,385	2,042,527
Interest & other receivables	24,433,822	9,306,708
Property and equipment, net	1,541,947	1,313,182
Deferred financing costs	8,542,983	4,306,537
Other	224,022	813,209

Total Assets	$2,910,036,416	$1,480,831,270

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$2,742,753	$699,893
Government payables Accrued expenses and other liabilities	7,043,751 7,933,430	4,976,425 7,746,605
Series 2002/2003 Notes	1,943,391,639	1,023,000,000
Warehouse loan facility	977,140,863	470,038,915

Total Liabilities	2,938,252,436	1,506,461,838

Commitments and Contingencies
Preferred stock—$0.001 par value, 10,000,000 shares authorized
Common stock—$0.001 par value, 40,000,000 shares authorized, 12,975,055 and 11,189,084 shares issued and outstanding, respectively	12,975	11,189
Additional paid in capital	12,555,289	8,219,678
Accumulated deficit	(39,564,785)	(33,861,435)
Accumulated other comprehensive loss	(1,219,499)	—

Total Stockholders’ Deficit	(28,216,020)	(25,630,568)

Total Liabilities and Stockholders’ Deficit	$2,910,036,416	$1,480,831,270

See accompanying notes to consolidated financial statements

EDUCATION LENDING GROUP, INC.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Interest Income:
Student loans, net	$23,193,398	$6,943,889	$57,422,202	$11,884,246
Investments	218,596	1,274,351	795,551	1,803,817

	23,411,994	8,218,240	58,217,753	13,688,063
Cost of Interest Income
Interest-related expenses	11,172,198	6,159,540	30,275,777	9,483,133
Valuation of interest rate swap	(869,559)	—	(265,017)	—
Loan servicing and other fees	1,152,099	503,432	2,926,772	1,099,532

Total Cost of Loan Financing	11,454,738	6,662,972	32,937,532	10,582,665
Net Interest Income	11,957,256	1,555,268	25,280,221	3,105,398

Less: Provision for losses	681,003	663,571	1,668,187	968,324

Interest income after provision	11,276,253	891,697	23,612,034	2,137,074
Other Income
Gain on sale of student loans	587,410	1,011,302	11,176,144	1,051,995
Other	33,672	7,640	51,042	13,032

Total Other Income	621,082	1,018,942	11,227,186	1,065,027
Operating Expenses:
General and administrative	3,057,671	2,451,996	7,925,804	5,662,511
Sales & marketing	11,657,053	9,663,979	32,576,310	16,649,290

Total Operating Expenses	14,714,724	12,115,975	40,502,114	22,311,801

Loss Before Income Tax Provision	(2,817,389)	(10,205,336)	(5,662,894)	(19,109,700)
Income tax provision	3,200	2,866	40,456	5,266

Net Loss	$(2,820,589)	$(10,208,202)	$(5,703,350)	$(19,114,966)

Net Loss Per Share:
Basic & diluted	$(0.23)	$(0.99)	$(0.49)	$(1.92)
Weighted average common shares outstanding:
Basic & diluted	12,085,134	10,306,509	11,604,215	9,962,192

See accompanying notes to consolidated financial statements

EDUCATION LENDING GROUP, INC.

Consolidated Statement of Changes in Stockholders’ Deficit

For the Nine Months Ended September 30, 2003

(Unaudited)

	COMMON STOCK
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total	Total Comprehensive Loss
Balance, December 31, 2002	11,189,084	$11,189	$8,219,678	$(33,861,435)	$—	$(25,630,568)	$—
Issuance of common stock	1,785,971	1,786	2,506,711	—	—	2,508,497	—
Performance based options	—	—	1,828,900	—	—	1,828,900	—
Other comprehensive loss, net of taxes	—	—	—	—	(1,219,499)	(1,219,499)	(1,219,499)
Net loss, September 30, 2003	—	—	—	(5,703,350)	—	(5,703,350)	(5,703,350)

Balance at September 30, 2003	12,975,055	$12,975	$12,555,289	$(39,564,785)	$(1,219,499)	$(28,216,020)	$(6,922,849)

See accompanying notes to consolidated financial statements

EDUCATION LENDING GROUP, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash Flows From Operating Activities:
Net loss	$(5,703,350)	$(19,114,966)
Adjustments to reconcile net loss to net cash used in operations:
Non-cash charges (Depreciation, amortization and option expense)	3,108,297	311,007
Provision for loan losses	1,668,187	968,324
Valuation of interest rate swap	(265,017)	—
(Increase) decrease in assets:
Interest and other receivables	(15,127,113)	(6,190,664)
Other assets	589,187	(476,230)
Increase (decrease) in liabilities:
Accounts payable	1,997,624	866,888
Government payable	2,067,325	5,847,557
Accrued expenses	(766,433)	7,439,921

Net cash used in operating activities	(12,431,293)	(10,348,163)

Cash flows from investing activities:
Origination/Purchase of student loans, net	(1,395,059,781)	(812,515,336)
Acquisition of property and equipment	(552,652)	(828,027)

Net cash used in investing activities	(1,395,612,433)	(813,343,363)

Cash flows from financing activities:
Net proceeds from warehouse loan facility	537,606,252	70,813,170
Net proceeds from Series 2002/2003 Notes	876,001,321	757,313,408
Payment of loan fees	(4,655,486)	(3,991,042)
Proceeds from issuance of stock	2,508,497	1,132,335

Net cash provided by financing activities	1,411,460,584	825,267,871

Net increase in cash	3,416,858	1,576,345
Cash and cash equivalents at beginning of period	2,042,527	1,705,113

Cash and cash equivalents at end of period	$5,459,385	$3,281,458

See accompanying notes to consolidated financial statements

EDUCATION LENDING GROUP, INC.

(FORMERLY DIRECT III MARKETING, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Unaudited)

Note 1—Statement of Accounting Principles

The financial results included in this report are stated in conformity with accounting principles generally accepted in the United States of America and are unaudited but include all normal recurring adjustments that Education Lending Group, Inc. (the “Company,” “us,” “our,” or “we”) considers necessary for a fair presentation of the results for all periods presented. These interim figures are not necessarily indicative of results for a full year.

These consolidated financial statements have been derived from and should be read in conjunction with the consolidated financial statements included in our 2002 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Refer to the consolidated financial statements in the Form 10-KSB, filed March 31, 2003, for the year ended December 31, 2002 for additional details of the financial position of Education Lending Group, Inc., as well as a more detailed description of the accounting policies which have been continued without material change during 2003. The details included in the notes to the consolidated financial statements have not changed except as a result of normal transactions in the interim and the events mentioned in the footnotes below.

Principles of Consolidation

These consolidated financial statements include the accounts of Education Lending Group, Inc., Student Loan Xpress, Inc. (“SLX”) and Education Lending Services, Inc. (“ELS”). SLX and ELS are our wholly owned subsidiaries. ELS consists of Education Funding Resources, LLC (“EFR”) and Education Funding Capital I, LLC (“EFC I”). (ELS is the sole member of EFR and EFC I). Additionally, we have formed Education Funding Capital Trust I, Education Funding Capital Trust II and Education Funding Capital Trust III, all of which are Delaware corporations and wholly-owned subsidiaries of EFC I. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Loans—Student loans, consisting of federally sponsored student loans guaranteed by third parties and alternative supplemental loans (not federally sponsored but guaranteed by other third parties) are carried at their purchase price, including unamortized premiums and unamortized origination fees. Loan fees and certain direct loan origination costs are deferred. Net deferred loan origination costs are amortized into interest expense over the contractual life of the loan using the level-yield method. Deferred fees and costs associated with loans that have been repaid are recorded in expense in the period of repayment.

Student Loan Income and Net Interest Income—We recognize student loan income as earned, including amortization of premiums. We amortize the premiums and origination fees over the estimated life of the loan. With the guarantee on the student loans applicable to both principal and interest, we recognize interest on student loans as earned regardless of delinquency status. If a student loan should lose its guaranteed status, interest would be recognized as received. To date, there are no student loans in our portfolio which have lost their guaranteed status. Net interest income is derived largely from our portfolio of student loans that remain on the balance sheet and is the spread between interest earned on student loans and our cost of generating that interest income. These costs include interest expense on the warehouse facility and permanent financings, amortization of deferred financing costs, fees paid to a third party servicer to service the loans, mark-to-market adjustments related to interest rate swaps that have not been designated as cash flow hedges, fees paid to the Department of Education, or DOE, and amortization of premiums paid to acquire student loans. All servicing of our student loans is currently outsourced to third party servicers.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gain on Sale of Student Loans—We currently sell the majority of the Stafford and PLUS loans we originate. Additionally, from time to time, we may elect to sell consolidation loans. We book the sale during the period the loan is sold and record the transaction on the income statement as a gain on the sale of student loans. Sales of student loans are accounted for under Statement of Financial Accounting Standard (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (“SFAS 140”). Student loans are sold with the servicing rights released. Gains or losses on sales of student loans are recognized based on the difference between the selling prices and the carrying values of the related student loans sold. Deferred origination fees and expenses are recognized at the time of sale. In general, we currently sell the majority of the loans we originate in the school preferred lender-list marketing channel, while retaining consolidation loans. The school preferred lender-list business is rather seasonal as the majority of the loans are originated in the August/September/October and January/February/March time frames, which corresponds to the college disbursement calendar.

Allowance for Student Loan Losses—We have established an allowance for potential losses on the existing balance sheet portfolio of student loans, both securitized and unsecuritized. These student loan assets are presented net of the respective allowances on the balance sheet. In evaluating the adequacy of the allowance for losses, we consider several factors, including trends in student loan claims rejected for payments by guarantors, default rates on alternative supplemental student loans and the amount of Federal Family Education Loan Program, or FFELP, loans held subject to two percent risk-sharing. The allowance is based on periodic evaluations of our loan portfolio, changes to federal student loan programs, current economic conditions and other relevant factors. We utilize these factors to estimate a projected default rate for our student loan portfolio. This estimate, along with the applicable risk-sharing percentage, is used to calculate the allowance for student loan losses. The allowance is maintained at a level that management believes is adequate to provide for probable credit losses. Currently, approximately ninety-eight percent (98%) of our student loan portfolio is guaranteed. The allowance for student loan losses is calculated by multiplying the principal balance of the student loans we carry on our balance sheet by two percent (2%) (the uninsured portion of the federally sponsored student loans on our balance sheet) and then multiplying that amount by the projected default rate. The projected default rate we utilize is based on industry norms and industry experience. The increases in the provision and allowance between periods are strictly related to the increase in the student loan assets held by us at the end of each period. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant changes.

Marketing Partner Fees—We have established relationships with various third-party marketing partners to market student loans on our behalf. These fees represent a significant cost to us. SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” (“SFAS 91”) establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or group of loans. The provisions of this statement apply to all types of loans as well as to all types of lenders. SFAS 91 sets forth, among other matters, the accounting treatment for costs related to activities performed by the lender for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision, and administration, stating that these types of expenses shall be charged to expense as incurred. SFAS 91 further specifies that costs incurred to identify and attract potential borrowers should be expensed as incurred. As such, fees we pay to our marketing partners are expensed during the period incurred. These fees are included in sales and marketing operating expenses in the income statement.

Additionally, some of these marketing partners have been awarded performance based stock options, which vest in relation to certain performance criteria being met by the partner. These options are accounted for under SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”), Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services” and FIN 28,” Accounting for Stock Appreciation Rights and Other

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable Stock Options or Award Plans.” Under the guidelines established by these pronouncements, each quarter until performance under the marketing partner agreement is completed, we must record an expense related to the options that are vested as of the end of the quarter. This expense includes a charge equal to the fair market value of the options which vested during the quarter, and a mark-to-market adjustment for the options which vested in previous quarters. This non-cash charge is directly related to our stock price and will fluctuate from quarter to quarter based on the performance of our stock and the number of options which vest during the quarter. This expense is a component of marketing partner fees which are a component of the sales and marketing expenses line item on the income statement.

Restricted Cash and Investments—We periodically take draws against our warehouse loan facility to fund student loans and any premiums associated with them. The restricted cash and investments shown on the balance sheet reflects draws taken against the warehouse line which have not yet been used to fund student loans. These amounts are restricted to be used only to fund student loans and any premiums associated with them as outlined in the indentures. Additionally, we are required to maintain certain cash levels in our securitizations. Restricted cash and investments shown on the balance sheet reflect these cash balances and are restricted to use as outlined in the indentures.

Cash, Cash Equivalents and Credit Risk—We consider all unrestricted highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value. We maintain our cash accounts at institutions that are insured by the Federal Deposit Insurance Corporation. At times, we may maintain cash balances that exceed the insurance limit of $100,000 per bank. However, we consider our credit risk associated with cash and cash equivalents to be minimal.

Interest and Other Receivables—Interest and other receivables consists of interest receivable on student loans, borrower payments received by third party servicers not yet sent to us, DOE fees reimbursable on loans sold, and premiums due on loans sold.

Software and Web-Site Development Costs—We capitalize the costs of software developed for internal use in compliance with Statement of Position, (“SOP”), 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and EITF Issue 00-2 “Accounting for Web-Site Development Costs.” Capitalization of software developed for internal use and web-site development costs begins at the application development phase of the project. Amortization of software developed for internal use and web-site development costs begins when the software is placed in productive use, and is computed on a straight-line basis over the estimated useful life of the software, which typically ranges from one to three years.

Property and Equipment, net—Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Deferred Financing Costs—Direct costs associated with obtaining financing are capitalized and amortized into interest expense on a straight-line basis over the terms of the respective Series 2002 Notes, Series 2003 Notes and warehouse loan facility, (40 years for costs related to the Series 2002 Notes and Series 2003 Notes and 3 years for costs related to the warehouse loan facility) which approximates the effective interest method.

Derivatives and Hedging Activities—SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) requires companies to recognize all derivative contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative is specifically designated as a hedge. The methodology by which a gain or loss is recognized depends upon whether the derivative may be specifically designated as a hedge. SFAS 133, as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities, Deferral of the Effective Date of SFAS 133,” SFAS 138,

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), is effective for all fiscal quarters for fiscal years beginning after June 15, 2000. During the fourth quarter of 2002, we entered into an interest rate swap that was not specifically designated as a hedge. As required by SFAS 133, the fair market value of the interest rate swap contract (mark-to-market) was recognized during the period as an additional liability and treated as additional expense/(income) on our income statement. During the second quarter of 2003 we entered into an additional interest rate swap agreement, which was designated as and is effective as a cash flow hedge. This swap is also recorded in the accrued expenses and other liabilities section of the balance sheet. As this agreement qualifies as a cash flow hedge, changes in the agreement’s fair values (mark-to-market) are recorded in the other comprehensive loss section of the balance sheet rather than as an expense on the income statement. Accrued interest receivable or payable related to the interest rate swap agreements is recorded in interest expense.

Employee Stock Options—Employee stock options are accounted for under APB 25, “Accounting for Stock Issued to Employees” (“APB 25”), using the intrinsic value method. Generally options granted to employees are fixed in nature, and the awards are made at fair market value on the date of grant, therefore no expense is required to be recognized. However, in 2003 certain employees were awarded performance based options. Since performance based options require variable plan accounting under the terms of APB 25, these options are marked-to-market quarterly over the vesting period of the options. Accordingly, we record this expense as a component of operating expenses on our income statement. These options may be forfeited as employees terminate or at the end of the year if the performance criteria are not met. Expense related to options forfeited under these circumstances will be reversed as appropriate. As with the marketing partner performance based options discussed above, these non-cash charges are directly related to our stock price and the amount of the expense recognized will increase or decrease as our stock price fluctuates.

Securitized Borrowings—Securitized borrowings are accounted for under SFAS 140. Under SFAS 140, securitizations that do not qualify for sales treatment are accounted for as secured borrowings. We retain a call on redeeming any series of the notes under our securitized borrowings. Accordingly, the requirements of paragraph nine of SFAS 140 have not been met and the transactions are therefore accounted for as secured borrowings in accordance with the provisions of paragraph 15 of SFAS 140.

Government Payables—We are required to pay the DOE a one-time 50 basis point origination fee on consolidation, Stafford and PLUS loans and an annual 105 basis point consolidation loan rebate fee on all consolidation loans originated and held after October 1, 1993. Each fee is payable to the DOE. These fees due the DOE but not yet paid are shown as government payables.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and other liabilities approximate fair market value due to the short maturity of these instruments.

Income Taxes—We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes,” using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined for temporary differences between the carrying amounts of assets or liabilities for book purposes versus tax purposes, based on the enacted tax rates which are expected to be in effect when the underlying items of income and expense are expected to be realized. We file a consolidated U.S. federal income tax return that includes our eligible subsidiaries.

Loss Per Common Share—Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share in the periods presented is equal to basic loss per share since any potential additional dilutive common shares are considered antidilutive and are therefore not included in the computation.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity and Business Risk—Our ability to continue business is subject to a variety of factors, which include, among other things, our ability to raise working capital and to generate profitable operations from the student loan business. The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern.

Estimates—The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications—Certain accounts in the prior year consolidated financial statements have been reclassified for comparative purposes to conform to presentation in the current-year consolidated financial statements.

New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS 133. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and (4) amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We have determined that SFAS 149 will not have a significant impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123,” (“SFAS 148”). SFAS 148 addresses transition provisions for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123. We are currently evaluating the impact adoption of SFAS 148 and, accordingly, SFAS 123, would have on our consolidated financial statements. We continue to account for our incentive based compensation using the intrinsic value method under APB 25. Had compensation cost for our stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS 123 as amended by SFAS 148, our net earnings and earnings per share would have been changed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net loss, as reported	$(2,820,589)	$(10,208,202)	$(5,703,350)	$(19,114,966)
Deduct: total stock-based compensation expense determined under fair-value based method, net of tax effects	(200,174)	(241,870)	(652,077)	(695,080)

Pro forma net loss	$(3,020,763)	$(10,450,072)	$(6,355,427)	$(19,810,046)

Loss per share:
Basic & diluted, as reported	$(0.23)	$(0.99)	$(0.49)	$(1.92)
Basic & diluted, pro forma	$(0.25)	$(1.01)	$(0.55)	$(1.99)

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As required by SFAS 123, we provide the following disclosure of hypothetical values for the net options issued during 2003. The net stock options granted during the quarter and nine months ended September 30, 2003 are valued at $8.95 and $5.36, respectively. These values were estimated using the Black-Scholes option-pricing model with the following assumptions: risk free interest rates of 3.93% and 3.88% were used for the quarter and nine months ended September 30, 2003, respectively; expected volatility of 92% and expected life of 9.33 years were used for both the quarter and nine months ended September 30, 2003.

Note 2—Student Loans

We originate student loans on our own behalf and we purchase student loans from originating lenders. Our portfolio consists principally of loans originated under two federally sponsored programs: FFELP and the Health Education Assistance Loan Program, which is also known as HEAL. We also purchase alternative supplemental education loans. There are three principal categories of FFELP loans: consolidation loans, Stafford loans and PLUS loans. The nature of the student loans held at September 30, 2003 is as follows:

	Student Loans	Student Loans Securitized	Total
FFELP Loans:
Consolidation	$796,032,456	$1,820,776,973	$2,616,809,429
Stafford	97,118,821	—	97,118,821
PLUS	713,166	—	713,166

FFELP Subtotal	893,864,443	1,820,776,973	2,714,641,416
Alternative Supplemental Loans	9,943,741	—	9,943,741

Total Student Loans, gross	903,808,184	1,820,776,973	2,724,585,157
Capitalized costs, net of amortization	6,217,673	14,366,901	20,584,574
Loan loss reserve	(1,031,628)	(2,185,215)	(3,216,843)

Total student loans, net	$908,994,229	$1,832,958,659	$2,741,952,888

The activity relating to the student loan balances held during the period from December 31, 2002 through September 30, 2003 is as follows:

	Student Loans	Student Loans Securitized	Total
Balance at December 31, 2002	$401,839,983	$947,213,769	$1,349,053,752
Additions
Originations and Purchases	1,900,480,632	4,375,512	1,904,856,144
Capitalized Interest	950,763	6,467,985	7,418,748
Additions to Capitalized Costs	10,016,543	8,386,067	18,402,610
Reductions in Loan Loss Reserve	1,609,012	124,436	1,733,448
Deductions
Borrower Payments	(46,383,596)	(98,674,666)	(145,058,262)
Sales to Third Parties	(384,034,087)	—	(384,034,087)
Additions to Loan Loss Reserve	(2,178,414)	(1,215,753)	(3,394,167)
Reductions in Capitalized Costs	(6,460,086)	(533,578)	(6,993,664)
Other
Transfer to Securitizations	(967,005,485)	967,005,485	—
Other	158,964	(190,598)	(31,634)

Balance at September 30, 2003	$908,994,229	$1,832,958,659	$2,741,952,888

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Student Loans—Loan Loss Reserve

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. We evaluate the adequacy of the provision for losses on our guaranteed student loan portfolio separately from our alternative supplemental loan portfolio. For our guaranteed student loan portfolio, we primarily consider trends in student loan claims rejected for payment by guarantors due to servicing defects as well as overall default rates on those FFELP student loans subject to the two percent risk-sharing, i.e., those loans that are insured as to 98 percent of principal and accrued interest. Loans are placed on non-accrual status and charged off at the point that a loan claim is rejected for payment by guarantors.

For the alternative supplemental loans which are not guaranteed by third party guarantors, we primarily consider recent trends in delinquencies, charge-offs and recoveries, historical trends in loan volume by program, economic conditions and credit and underwriting policies. A large percentage of our alternative supplemental loans have not matured to a point where predictable loan loss patterns have developed. Therefore, we rely on general industry data related to similar programs to determine the loan loss reserve. Accordingly, the evaluation of the provision for loan losses is inherently subjective as it requires material estimates that may be susceptible to significant changes. At September 30, 2003 all alternative supplemental loans are 100% guaranteed by third party guarantors.

The following table summarizes changes in the loan loss reserve:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Balance at beginning of period	$2,566,097	$357,887	$1,592,669	$53,134
Provision	681,003	663,571	1,668,187	968,324
Charge-offs	(30,257)	0	(44,013)	0
Recoveries	0	0	0	0

Balance at end of period	$3,216,843	$1,021,458	$3,216,843	$1,021,458

The additions to the loan loss reserve are expensed on the income statement during the period incurred. The balance at the end of the period is netted against student loans outstanding and included in “Student Loans, net” on the balance sheet.

Note 4—Warehouse Loan Facility and Securitization

We have a $500,000,000 warehouse loan facility and a $19,000,000 warehouse loan facility that we use to fund the origination and purchase of student loans. Our $500,000,000 loan facility was established in the fourth quarter of 2002. On July 1, 2003, we temporarily increased the warehouse loan facility from $500,000,000 to $750,000,000. On September 9, 2003 this loan facility was temporarily increased to $1,000,000,000. At September 30, 2003, the balance outstanding on the warehouse line was approximately $977,141,000. As of September 30, 2003, approximately $977,141,000 has been advanced against these facilities. Our $500,000,000 warehouse loan facility is governed by an indenture and other program documents which were entered into as of October 18, 2002, with a financial institution. The term of the financing is three years. However, the financing is backed by a 364-day liquidity facility which must be renewed on an annual basis. Failure to renew the liquidity facility will result in early termination of the financing. The financing is secured by the assets of the indenture which primarily consist of cash, student loans, and their applicable accrued interest. Interest is calculated and

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

paid on a monthly basis. The interest rate is based upon the commercial paper rate of the financial institution providing the liquidity facility, and was 1.52% at September 30, 2003. In addition to interest charges, we also pay trustee fees as well as a commitment fee on the unused portion of the facility. The warehouse facility includes a number of covenants and compliance features that we must meet to continue to make additional draws on the facility as well as to maintain the existing loan balances.

In April of 2003, we completed a $1,000,000,000 London Interbank Offer Rate (“LIBOR”)/auction rate student loan securitization that has been accounted for as a securitized borrowing. The notes were issued pursuant to an indenture of trust and consist of senior (Class A) and subordinate (Class B) notes, the proceeds of which were used to pay down the warehouse loan and pre-fund a portfolio of student loans. The student loans are sub-serviced by third party servicers. Interest rates for certain notes are tied to the three-month LIBOR plus an incremental amount ranging from 0.05% to 0.30%. Other notes bear interest at a rate determined by Dutch Auction. All notes mature no later than March 17, 2042. As long as the parity percentage is less than 100.5%, the notes are subject to mandatory redemption, in whole or in part, on any interest payment date with monies on deposit in the principal fund. Additionally, the notes are subject to optional redemption by us on any regularly scheduled interest payment date. As described above, the securitization has been accounted for as a securitized borrowing in accordance with SFAS 140 as the assets are merely a pledge of collateral, the secured party does not have the right to sell or repledge the collateral and we have not defaulted under the terms of the securitization. Therefore, the securitization is included as student loans (securitized) and Series 2003 Notes related to securitized student loans structured as collateralized borrowings on the balance sheet. At September 30, 2003 the notes’ principal amounts and interest rates were as follows:

$1,000,000,000 Education Loan Backed Notes Issued in April, 2003

	Principal Amount	Interest Rate	Initial Auction Date	Maturity Date
Series 2003A-1	$63,891,639	1.19%	n/a	3/15/2007
Series 2003A-2	144,000,000	1.24%	n/a	12/15/2011
Series 2003A-3	276,000,000	1.44%	n/a	12/15/2017
Series 2003A-4	75,000,000	1.17%	5/9/2003	3/15/2032
Series 2003A-5	75,000,000	1.14%	5/23/2003	3/15/2032
Series 2003A-6	100,000,000	1.14%	5/7/2003	3/17/2042
Series 2003A-7	100,000,000	1.11%	5/14/2003	3/17/2042
Series 2003A-8	100,000,000	1.13%	5/21/2003	3/17/2042
Series 2003B-1	50,000,000	1.13%	5/21/2003	3/17/2042

Total	$983,891,639

In May and August of 2002, we completed two auction rate student loan securitizations, $525,000,000 and $500,000,000, respectively, that have been accounted for as collateralized borrowings. The notes were issued pursuant to an indenture of trust and consist of senior (Class A) and subordinate (Class B) notes, the proceeds of which were used to pay down the warehouse loan and pre-fund a portfolio of student loans. The student loans are sub-serviced by a third party servicer. The notes bear interest at a rate determined by Dutch Auction and mature June 1, 2042. If certain parity percentages are not met, the notes are subject to mandatory redemption. As long as the parity percentage is less than 100.5%, the notes are subject to mandatory redemption, in whole or in part, on any interest payment date with monies on deposit in the principal fund. Additionally, the notes are subject to optional redemption by us on any regularly scheduled interest payment date. The securitization has been accounted for as a collateralized borrowing in accordance with SFAS 140 as described above. Therefore, the securitization is included as student loans (securitized) and Series 2002 Notes related to securitized student loans

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

structured as collateralized borrowings on the balance sheet. At September 30, 2003 principal amounts outstanding and interest rates on these notes were as follows:

$525,000,000 Auction Rate Education Loan Backed Notes Issued in May, 2002

	Principal Amount	Interest Rate	Initial Auction Date	Maturity Date
Series 2002A-1	$75,000,000	1.14%	2/11/2003	6/1/2042
Series 2002A-2	73,650,000	1.15%	5/13/2003	6/1/2042
Series 2002A-3	75,000,000	1.14%	5/20/2003	6/1/2042
Series 2002A-4	67,800,000	1.16%	8/19/2003	6/1/2042
Series 2002A-5	64,500,000	1.12%	6/13/2002	6/1/2042
Series 2002A-6	66,000,000	1.13%	6/20/2002	6/1/2042
Series 2002A-7	66,000,000	1.13%	6/27/2002	6/1/2042
Series 2002B-1	33,700,000	1.20%	6/20/2002	6/1/2042

Total	$521,650,000

$500,000,000 Auction Rate Education Loan Backed Notes Issued in August, 2002

	Principal Amount	Interest Rate	Initial Auction Date	Maturity Date
Series 2002A-8	$58,000,000	1.10%	9/23/2002	6/1/2042
Series 2002A-9	78,000,000	1.17%	10/24/2002	6/1/2042
Series 2002A-10	49,850,000	1.15%	9/3/2002	6/1/2042
Series 2002A-11	73,000,000	1.13%	9/9/2002	6/1/2042
Series 2002A-12	69,000,000	1.12%	9/12/2002	6/1/2042
Series 2002A-13	78,000,000	1.10%	9/16/2002	6/1/2042
Series 2002B-2	32,000,000	1.20%	9/18/2002	6/1/2042

Total	$437,850,000

Restricted cash and investments are restricted for the use of funding student loans and any premiums associated with them. Restricted cash and investments on the balance sheet represent advances from the warehouse loan facilities not yet used to fund student loans and associated premiums therewith as well as any reserves required by the indentures.

We are in compliance with the debt covenants on the warehouse loan facilities and both securitizations.

Note 5—Interest Rate Swap

To better match the interest rate characteristics of our borrowings with our loan assets, from time to time we enter into interest rate swap agreements on portions of our portfolio. Management expects our hedge program to be effective in offsetting changes in cash flows for the risk being hedged.

We use interest-rate swaps to convert floating-rate debt to fixed rates, in order to “lock-in” a desired spread between our interest-earning assets and interest-bearing liabilities. These swaps usually possess a term between one and one and one-half years, with a fixed pay rate and a receive rate indexed to rates paid on our borrowings. The specific terms and notional amounts of the swaps are determined based on costs to initiate swaps and the length of the agreements which may be entered into.

EDUCATION LENDING GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

To take advantage of the low interest rate environment and in connection with the securitization discussed in Note 3, in April of 2003, we entered into an interest rate swap related to $350 million of our student loan portfolio. This swap was designated as a cash flow hedge under SFAS 133 and as such under the requirements outlined in SFAS 133, we are required to mark-to-market the value of the swap at the end of the quarter. In the second quarter of 2003 we recorded a $1,505,000 charge to accumulated other comprehensive loss on the balance sheet, representing the effective portion of the hedge. The fair market value of the interest rate swap at September 30, 2003 was a liability of $1,219,000. Accordingly, we recorded a credit of $286,000 to accumulated other comprehensive loss during the third quarter. Further, during the quarter and nine months ended September 30, 2003, we recorded additional interest expense of $357,000 and $556,000, respectively, related to the interest rate swap, but not related to the mark-to-market adjustment, on our income statement.

To take advantage of the low interest rate environment in December of 2002, we entered into an interest rate swap on $700 million of our student loan portfolio. This swap was not designated as a hedge under SFAS 133. Under the requirements outlined in SFAS 133, we are required to mark-to-market the value of the swap at the end of the quarter. However, since this swap was not designated as a cash flow hedge, the mark-to-market adjustment was recorded to expense/(income) on the income statement. The fair market value of the interest rate swap was determined at September 30, 2003 to be a liability in the amount of $780,000. We recorded a credit booked as a reduction of the cost of interest income during the quarter of $870,000 (the difference between the fair market value of the swap at June 30, 2003 and at September 30, 2003) as a mark-to-market adjustment. We also recorded additional interest expense related to this interest rate swap (but not related to the mark-to-market adjustment) of $783,000 and $1,626,000 during the quarter and nine months ended September 30, 2003, respectively.

Note 6—Sale of Common Stock

During the three and nine months ended September 30, 2003 we received proceeds of $2,180,830 and $2,508,497 for the issuance of 1,493,471 and 1,785,971 shares, respectively, of common stock from the exercise of warrants and employee stock options.

Our stock has been trading on the Nasdaq National Market System since September 18, 2003 under the symbol “EDLG.” On July 25, 2003 our stock was listed on the Nasdaq Small Cap exchange. Prior to that time, our stock had been traded on Nasdaq SmallCap Market’s Over-the-Counter Bulletin Board system.

Note 7—Subsequent Events

In October of 2003 we temporarily increased our $500,000,000 warehouse line of credit to $1.2 billion. Additionally, the warehouse line of credit was renewed until October 2004.

Also in October our working capital line of credit was increased from $1,000,000 to $3,000,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution

An estimate of the fees and expenses of issuance and distribution (other than underwriting discounts and commissions) of the common stock offered hereby, all of which will be paid by Education Lending Group, is as follows:

SEC Registration Fee	$2,380
NASD Filing Fee	$3,500
Blue Sky Fees and Expenses	$7,500
Legal Fees and Expenses	$125,000
Accounting Fees and Expenses	$95,000
Printing and Engraving Costs	$15,000

Total	$248,380

ITEM 15.    Indemnification of Directors and Officers

Education Lending Group has adopted in its Certificate of Incorporation and By Laws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director of Education Lending Group or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision does not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to Education Lending Group or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a known violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Further, Education Lending Group’s By Laws provide that Education Lending Group will indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that Education Lending Group may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Education Lending Group, or is or was serving at the request of Education Lending Group as a director or officer of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Education Lending Group, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, will be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of Education Lending Group. In addition, Education Lending Group will indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection therewith.

ITEM 16.    Exhibits

A list of exhibits filed with this Registration Statement is contained in the Exhibit Index that immediately precedes those exhibits and is incorporated herein by this reference.

ITEM 17.    Undertakings

The undersigned registrant hereby undertakes to:

(e)	Deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(f)	(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)    For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the registration requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on November 17, 2003.

EDUCATION LENDING GROUP, INC.

By:	/s/ ROBERT DEROSE
Robert deRose, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities noted on November 17, 2003.

Signature	Title

/S/ ROBERT DEROSE* Robert deRose	Director and Chief Executive Officer (Principal Executive Officer)

/S/ MICHAEL H. SHAUT* Michael H. Shaut	Director, President and Chief Operating Officer

/S/ JAMES G. CLARK* James G. Clark	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

/S/ SAMUEL BELZBERG* Samuel Belzberg	Director

/S/ LEO KORNFELD* Leo Kornfeld	Director

/S/ RICHARD J. HUGHES* Richard J. Hughes	Director

/S/ C. DAVID BUSHLEY* C. David Bushley	Director

/S/ JEFFREY E. STIEFLER* Jeffrey E. Stiefler	Director

*    By Douglas L. Feist, attorney in fact

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement(12)

4.1	Form of Common Stock Certificate(2)

5.1	Opinion of Thompson Hine LLP(12)

10.1	Direct III Marketing, Inc. Stock Option Plan, as amended(1)

10.2	Executive Employment Agreement, dated September 15, 2001 between Direct III Marketing, Inc. and Robert deRose(3)

10.3	Executive Employment Agreement, dated September 15, 2001 between Direct III Marketing, Inc. and Michael H. Shaut(3)

10.4	Executive Employment Agreement, dated September 15, 2001 between Direct III Marketing, Inc. and James G. Clark(3)

10.5	Executive Employment Agreement, dated September 15, 2001 between Direct III Marketing, Inc. and Douglas L. Feist(3)

10.6	Indenture dated as of October 18, 2002 among Education Funding Resources, LLC, as Issuer, Corporate Receivables Corporation and Corporate Asset Funding Company, Inc., as Conduit Lenders, certain financial institutions from time to time party thereto, as Committed Lenders, Citicorp North America, Inc., as Agent, Fifth Third Bank, as Indenture Trustee and Eligible Lender Trustee and Education Lending Services, Inc., as Master Servicer.(4)

10.7	Amendment No. 1 to Indenture among Education Funding Resources, LLC, as Issuer, Corporate Receivables Corporation and Corporate Asset Funding Company, Inc., as Conduit Lenders, certain financial institutions from time to time party thereto, as Committed Lenders, Citicorp North America, Inc., as Agent, Fifth Third Bank, as Indenture Trustee and Eligible Lender Trustee and Education Lending Services, Inc., as Master Servicer dated January 3, 2003.(5)

10.8	Amendment No. 8 to Indenture among Education Funding Resources, LLC, as Issuer, Corporate Receivables Corporation and Corporate Asset Funding Company, Inc., as Conduit Lenders, certain financial institutions from time to time party thereto, as Committed Lenders, Citicorp North America, Inc., as Agent, Fifth Third Bank, as Indenture Trustee and Eligible Lender Trustee and Education Lending Services, Inc., as Master Servicer dated October 15, 2003.(10)

10.9	Indenture of Trust dated as of May 1, 2002 as supplemented on May 1, 2002 by the 2002-1 Series A&B Supplemental Indenture of Trust, as supplemented and amended on August 1, 2002 by the 2002-2 Series A&B Supplemental Indenture of Trust, and on December 23, 2002 by the Third Supplemental Indenture of Trust, between Education Funding Capital Trust—I and Fifth Third Bank, as indenture trustee and trust eligible lender trustee.(4)(6)

10.10	Servicing Agreement entered into as of May 1, 2002, as supplemented on August 1, 2002, among Grad Partners, Inc., Education Funding Capital Trust—I and Fifth Third Bank.(4)

10.11	Second Amended and Restated Credit Agreement dated as of March 26, 2002, among Grad Partners, Inc., Student Loan Xpress, Inc. and Fifth Third Bank, as amended by the First Amendment to Second Amended and Restated Credit Agreement dated June 4, 2003.(4)(9)

10.12	Security Agreement dated as of September 17, 2001 among Grad Partners, Inc., Fifth Third Bank, as eligible lender trustee for Grad Partners, Inc., and Fifth Third Bank, as amended by First Amendment to Security Agreement dated as of January 7, 2002, Second Amendment to Security Agreement dated as of March 26, 2002 and Third Amendment to Security Agreement dated as of June 4, 2003.(4)(9)

Number	Description

10.13

Amended and Restated Continuing Guaranty Agreement dated as of March 26, 2002 among

Direct III Marketing, Inc. and Fifth Third Bank, as amended by the First Amendment to the Amended and Restated Continuing Guaranty Agreement dated as of June 4, 2003.(4)(9)

10.14	Security Agreement dated as of March 26, 2002, among Student Loan Xpress, Inc., Fifth Third Bank as eligible lender trustee for Student Loan Xpress, Inc. and Fifth Third Bank.(4)

10.15	Indenture of Trust dated as of April 1, 2003 as supplemented on April 1, 2003 by the First Supplemental Indenture of Trust between Education Funding Capital Trust—II and Fifth Third Bank, as indenture trustee and trust eligible lender trustee.(7)

10.16	Student Loan Origination and Servicing Agreement among Great Lakes Educational Loan Services, Inc., Fifth Third Bank and Education Lending Services, Inc. dated April 16, 2003.(7)

10.17	Office Lease between Education Lending Group, Inc. and Ingalls Building Co. Ltd. dated September 15, 2002.(8)

10.18	Office Lease between Grad Partners, Inc. and Ingalls Building Co. Ltd. dated December 10, 2001.(8)

10.19	Highlands Corporate Center Lease dated January 2002 and First Amendment to Lease Agreement dated December 10, 2003 between Square 24 Associates, L.P. and Education Lending Group, Inc.(8)

10.20	Master Servicing Agreement entered into as of April 1, 2003 among Education Lending Services, Inc., Education Funding Capital Trust—II and Fifth Third Bank.(7)

10.21	Servicing Agreement among ACS Education Services, Inc., Fifth Third Bank and Education Lending Services, Inc. dated October 1, 2002.(7)

10.22	Form of Marketing and Administrative Services Agreement.(8)

10.23	Indenture of Trust dated as of October 1, 2003 as supplemented on October 1, 2003 by the First Supplemental Indenture of Trust between Education Funding Capital Trust—III and Fifth Third Bank, as indenture and trust eligible lender trustee.(11)

21	List of Subsidiaries(12)

23.1	Consent of PricewaterhouseCoopers LLP(12)

23.2	Consent of Swenson Advisors, LLP(12)

23.3	Consent of Thompson Hine LLP (included in Exhibit 5.1)(12)

24	Power of attorney(10)

(1)	Incorporated by reference from the Company’s Proxy Statement filed April 15, 2002.
(2)	Incorporated by reference from the Company’s Form 10-SB Registration Statement filed March 17, 2000.
(3)	Incorporated by reference from the Company’s Form 10-KSB filed March 29, 2002.
(4)	Incorporated by reference from the Company’s Registration Statement on Form S-4 filed December 16, 2002.
(5)	Incorporated by reference from the Company’s Form 10-KSB filed March 31, 2003.
(6)	Incorporated by reference from the Registration Statement on Form S-4/A filed by Education Funding Capital Trust—I on January 24, 2003.
(7)	Incorporated by reference from the Form 8-K filed by Education Capital I LLC, as Depositor, on behalf of Education Funding Capital Trust—II, the Issuer, on April 23, 2003.
(8)	Incorporated by reference from the Company’s Registration Statement on Form S-4/A filed June 12, 2003.
(9)	Incorporated by reference from the Company’s Registration Statement on Form S-4/A filed July 21, 2003.
(10)	Incorporated by reference from the Company’s Registration Statement on Form S-2 filed October 31, 2003.
(11)	Incorporated by reference from the Form 8-K filed by Education Capital I LLC, as Depositor, on behalf of Education Funding Capital Trust—III, the Issuer, on November 13, 2003.
(12)	Filed herewith.